    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1999


                                            REGISTRATION STATEMENT NO. 333-85821

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3


                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                            MCK COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3661                            06-1555163
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------

                             313 WASHINGTON STREET
                          NEWTON, MASSACHUSETTS 02458
                                 (617) 454-6100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                            ------------------------

                                STEVEN J. BENSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            MCK COMMUNICATIONS, INC.
                             313 WASHINGTON STREET
                          NEWTON, MASSACHUSETTS 02458
                                 (617) 454-6100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              JOHN J. EGAN III, P.C.                              MICHAEL A. CONZA, ESQ.
               JOHN B. STEELE, ESQ.                           TESTA, HURWITZ & THIBEAULT LLP
              MCDERMOTT, WILL & EMERY                                 125 HIGH STREET
                  28 STATE STREET                               BOSTON, MASSACHUSETTS 02110
         BOSTON, MASSACHUSETTS 02109-1775                             (617) 248-7000
                  (617) 535-4000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
------------

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED OCTOBER 1, 1999


                            MCK COMMUNICATIONS LOGO

                                3,400,000 SHARES

                                  COMMON STOCK

     MCK Communications, Inc. is offering 3,400,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol "MCKC." The estimated initial public offering price will be between $14.00 and $16.00 per share.

                         ------------------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                         ------------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public Offering Price.......................................   $           $
Underwriting Discounts and Commissions......................   $           $
Proceeds to MCK.............................................   $           $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     MCK and certain of our stockholders have granted the underwriters a 30-day option to purchase up to 510,000 additional shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the
shares of common stock to purchasers on             , 1999.

                         ------------------------------


ROBERTSON STEPHENS


                             DAIN RAUSCHER WESSELS
                             A DIVISION OF DAIN RAUSCHER INCORPORATED
                                                               HAMBRECHT & QUIST
               The date of this prospectus is             , 1999

                           [MCK COMMUNICATIONS LOGO]



   A LEADING SUPPLIER OF REMOTE ACCESS PRODUCTS THAT EXTEND THE FULL RANGE OF
      FEATURES AND APPLICATIONS OF THE CORPORATE TELEPHONE SYSTEM TO SMALL
                       BRANCH OFFICES AND TELECOMMUTERS.




     CUSTOMER PREMISE EQUIPMENT


     SINGLE-USER EXTENDERS connect remote employees, such as telecommuters and customer service representatives, to corporate telephone systems over traditional telephone lines or data networks, including broadband.
                                  [Photo of an EXTender 4000]



     MULTI-USER EXTENDERS allow small branch offices to seamlessly connect to corporate telephone systems over the customer's existing data network, including broadband.
                                  [Photo of a pair of Branch Office EXTENDERS]




     CORPORATE GATEWAY DEVICES


     MCK GATEWAYS, located at the corporate telephone location, provide an interface between the corporate telephone system and remote employees using single- and multi-user MCK EXTenders. Together, MCK's EXTenders and Gateways create a unified telephone system between locations.
                                          [Photo of a PBXgateway]

Edgar description for Interior Fold-out Page:

                                   (MCK LOGO)

               CAPTION: EXTENDING CORPORATE TELEPHONE SYSTEMS TO
                      REMOTE EMPLOYEES OVER MANY NETWORKS

     The page is divided into three sections, labeled "Corporate Office" on the left, "Branch Office" in the top center and "Telecommuter or Home Office" on the right and at the bottom center. The diagram shows a large corporate office with a PBX connected to a PBXgateway and a non-MCK product. The PBXgateway connects to public and private networks. The non-MCK product independently connects to public and private networks. At the branch office location, the diagram shows a network termination device that connects to public and private networks. A Branch Office EXTender 6000 connects to a network termination device and multiple telephone sets connect to the Branch Office EXTender 6000. Multiple telephone sets connect to the Branch Office EXTender 6000s and one telephone set connects to the EXTender 4000. At the telecommuter or home office locations, the diagram shows three single-user locations: (i) a telephone set and a personal computer connected to an EXTender 1000+; (ii) a telephone set and personal computer connected to an EXTender 3000, and (iii) a telephone set and personal computer connected to an EXTender 4000 which is connected to a network termination device; each connected to public and private networks over a traditional telephone network, ISDN and cable or DSL networks, respectively.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Note on Forward Looking Statements..........................   15
Use of Proceeds.............................................   15
The Company.................................................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Dilution....................................................   17
Selected Consolidated Financial Data........................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   29
Management..................................................   49
Certain Transactions........................................   57
Principal Stockholders......................................   59
Description of Capital Stock................................   60
Shares Eligible for Future Sale.............................   63
Underwriting................................................   65
Legal Matters...............................................   66
Experts.....................................................   66
Change in Independent Accountants...........................   67
Where You Can Find More Information.........................   67
Index to Consolidated Financial Statements..................  F-1

                      (This page intentionally left blank)

\

                               PROSPECTUS SUMMARY

     This is only a summary and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and our financial statements and the notes thereto included elsewhere in this prospectus. Unless otherwise indicated, this prospectus assumes that the underwriters have not exercised their option to purchase additional shares and that all shares of convertible preferred stock have been automatically converted into shares of common stock, and all common stock share information has been adjusted to reflect a 1.53 for-one stock split of the common stock effected as a dividend on
October   , 1999 and the filing of our amended and restated certificate of incorporation. We own or have rights to trademarks that we use in conjunction with the sale of our products. EXTender, MCK, MCK EXTender, PBXtender, PBXgateway, RVP and Telebridge are our trademarks. All other trade names and trademarks used in this prospectus are the property of their respective owners.

                            MCK COMMUNICATIONS, INC.


     MCK Communications is a leading provider of remote access products that enable corporations to extend the features and applications of large corporate telephone systems known as private branch exchanges, or PBXs, from the corporate office to remote branch offices and telecommuters over geographically dispersed public and private networks. PBX systems are the most commonly used corporate telephone systems and deliver features such as three- or four-digit internal dialing and call forwarding and applications such as voicemail, automatic call distribution and interactive voice response. Our EXTender products cost-effectively deliver a unified, enterprise-wide voice network by enabling the PBX to function as a corporate voice server that transmits voice and PBX applications to remote locations over corporations' existing data networks. This allows digital telephone sets to communicate with the PBX and utilize the features and applications associated with corporate telephone systems. In addition, our products reduce the total cost of ownership by allowing corporations to use their existing voice and data equipment, and streamline network administration through the utilization of industry standard network management techniques.


     Large corporations are increasingly shifting towards a decentralized business model of distributed work forces with multiple branch offices and numerous telecommuters in order to realize the competitive advantages of being located near key customers, suppliers and partners and to attract qualified employees. We believe Fortune 5000 businesses maintain approximately 1.6 million branch offices. According to the Gartner Group, the number of telecommuters worldwide is expected to grow from 35 million in 1998 to 140 million in 2003.


     As corporations decentralize, they seek to extend their voice and data networks across multiple locations due to their dependence upon company-wide communications to facilitate internal collaboration, provide superior customer service and maintain efficiency and productivity. Advances in data networking technologies and the deployment of interoperable equipment from multiple vendors has enabled cost-effective, high-speed remote access and communication over local and wide area data networks, including virtual private networks. In contrast, corporate voice systems, which are known for their reliability and functionality in centralized environments, have not been efficiently extended from corporate locations to branch offices and telecommuters due to technical limitations and cost constraints. As a result, corporations have had to deploy separate telephone systems for each remote location, limiting the effectiveness of corporate communications and increasing the burden on systems administrators.



     Furthermore, in order to lower costs and simplify network administration, corporations are increasingly demanding that distributed voice and data services be offered over one centrally-managed corporate communications infrastructure. This convergence of voice and data is made possible by technology which converts voice transmissions into packets of data and advances in Quality of Service which enable the transmission of voice over private managed data networks and public data networks such as the Internet. Thus, solutions for the remote voice marketplace must offer a centrally-managed interface to corporate telephone systems and have the capability of packetizing and transmitting voice over both traditional circuit-based data networks and emerging packet networks.

     Our remote access solutions enable corporations to realize the following key benefits:



     - Full-Featured Remote Voice Access. Our solutions effectively provide PBX features and applications to branch office employees and telecommuters over existing data networks. Branch office employees benefit from having digital telephone sets that function as extensions of the corporate telephone systems, providing these employees with the same features and applications utilized by employees at the corporate headquarters. Telecommuters can utilize their personal computers and digital telephone sets at remote locations and enjoy the same features and applications of corporate voice and data networks as if they were at the corporate office.



     - Digital Line Extension Technology. Our solutions utilize our proprietary hardware and software interfaces to extract voice and the signaling information necessary to interface with proprietary PBX systems from the user or line side of the PBX and to access the rich features and applications of corporate telephone systems for transmission across data networks.



     - Packet Voice Architecture. Utilizing our proprietary Remote Voice Protocol, or RVP, software platform, we packetize voice transmission and voice applications extracted from PBXs for transmission over data networks to remote locations.


     - Lower Cost Solution. Our solutions enable corporations to lower costs, including network transmission, network management, equipment and infrastructure costs. By transmitting voice over data networks, our products eliminate the need for corporations to install separate, parallel wiring architectures for voice and data.

     - Compatibility with Leading PBX Manufacturers. Our solutions are compatible with the proprietary PBX systems of Alcatel, Lucent, NEC and Nortel Networks, whose products collectively have a market share of approximately 65% in the U.S. PBX market.

     Our objective is to become the leading provider of remote voice access solutions to Fortune 5000 businesses for their branch offices and telecommuters. Key components of our strategy include:


     - maintaining our technology leadership;


     - establishing our Gateway products as platforms for new voice applications;

     - expanding our distribution, marketing and technology relationships;

     - working with broadband equipment vendors and next generation service providers; and

     - targeting Fortune 5000 corporations.

     We primarily sell our products through an indirect distribution system including the following channels: original equipment manufacturers and private label partners, incumbent local exchange carriers, systems integrators and distributors, telecom and datacom value-added resellers and broadband service providers. We support our sales channels with our own internal sales professionals as well as marketing programs, educational programs, and field and telephone technical support.

     Our principal executive offices are at 313 Washington Street, Newton, Massachusetts 02458 and our telephone number at that address is (617) 454-6100. Information contained on our web site at www.mck.com does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered by MCK.............     3,400,000 shares


Common stock to be outstanding after the
offering................................     17,864,423 shares(1)


Use of proceeds.........................     We expect to use the net proceeds
                                             to redeem our outstanding
                                             redeemable preferred stock, to
                                             repay our subordinated
                                             indebtedness, and for working
                                             capital and general corporate
                                             purposes. See "Use of Proceeds."

Proposed Nasdaq National Market
Symbol..................................     MCKC
---------------
(1) Based on the number of shares outstanding as of September 30, 1999.
    Excludes:


     - 1,451,153 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.40 per share; and



     - 2,887,798 additional shares of common stock reserved for future issuance under our 1999 Stock Option and Grant Plan. See "Management -- Executive Compensation," "-- 1996 Stock Option Plan" and "-- 1999 Stock Option and Grant Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The as adjusted consolidated balance sheet data summarized below reflects the conversion of our convertible preferred stock into 8,674,489 shares of common stock upon the completion of this offering and the application of the net proceeds from the sale of 3,400,000 shares of common stock issued hereby at an assumed offering price of $15.00 per share after deducting the underwriting discounts and commissions and our estimated offering expenses. The number of shares used to compute basic and diluted earnings per share gives effect to the
1.53 for one stock split of our common stock effected on October   , 1999, and
such information for the years ended April 30, 1995 and 1996 gives effect to the recapitalization that occurred during the year ended April 30, 1997 as if it had occurred at the beginning of each fiscal year. See Note 11 of Notes to Consolidated Financial Statements for an explanation of the number of shares used in computing per share data.



                                                                                                                 THREE
                                                                                                             MONTHS ENDED
                                                           YEARS ENDED APRIL 30,                               JULY 31,
                                       --------------------------------------------------------------   -----------------------
                                          1995         1996         1997         1998         1999         1998         1999
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)                      (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues.............................  $    1,810   $    5,339   $    5,921   $    7,876   $   14,270   $    3,116   $    4,523
Cost of goods sold...................         796        2,423        2,313        2,800        5,390        1,188        1,691
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross profit.........................       1,014        2,916        3,608        5,076        8,880        1,928        2,832
Operating expenses:
  Research and development...........         266          344          815        1,758        3,349          751          964
  Sales and marketing................          --          576        1,145        2,191        3,888          780        1,347
  General and administrative.........         626          319          607        1,485        1,617          391          494
  Stock based compensation...........          --           --           --           --          406           20        1,114
  Transaction-related charges........          --           --          493           --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total operating expenses.......         892        1,239        3,060        5,434        9,260        1,942        3,919
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) from operations........         122        1,677          548         (358)        (380)         (14)      (1,087)
Other income (expense)...............          12            7         (343)        (595)        (207)        (129)         (95)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before provision for
  income taxes and dividends on
  redeemable preferred stock of
  subsidiary.........................         134        1,684          205         (953)        (587)        (143)      (1,182)
Provision for income taxes...........          13          652          302           --           --           --           --
Dividends on redeemable preferred
  stock of subsidiary................          --           --          133          160          197           50           50
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)....................  $      121   $    1,032   $     (230)  $   (1,113)  $     (784)  $     (193)  $   (1,232)

Dividends on redeemable preferred
  stock..............................          --           --        1,011        1,220        1,966          393          551
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss) applicable to
  common shares......................  $      121   $    1,032   $   (1,241)  $   (2,333)  $   (2,750)  $     (586)  $   (1,783)
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic and diluted net income (loss)
  per common share...................  $      .04   $      .33   $    (0.39)  $    (0.67)  $    (0.71)  $    (0.16)  $    (0.41)
Shares used in computing basic and
  diluted net income (loss) per
  common share.......................   3,108,373    3,108,373    3,188,152    3,476,281    3,881,526    3,657,057    4,304,187
Pro forma basic and diluted loss per
  share..............................                                                      $    (0.34)               $    (0.21)
Shares used in computing pro forma
  basic and diluted loss per share...                                                       8,132,866                 8,674,492



                                                                   JULY 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and equivalents........................................  $  3,596     $ 22,423
Working capital.............................................     5,621       25,448
Total assets................................................     9,813       29,640
Long-term debt..............................................     2,654          154
Redeemable preferred stock..................................    24,003           --
Redeemable convertible preferred stock......................     4,799           --
Total common stockholders' equity (deficit).................   (24,750)      26,381

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

WE DERIVE ALMOST ALL OF OUR REVENUES FROM A SMALL NUMBER OF CUSTOMERS AND OUR REVENUES MAY DECLINE SIGNIFICANTLY IF ANY MAJOR CUSTOMER CANCELS OR DELAYS A PURCHASE OF OUR PRODUCTS


     We have historically derived the majority of our revenues from a small number of customers, most of whom resell our products to end users. Our business would be seriously harmed if we do not generate as much revenue as expected from these customers or if any of these customers cease purchasing our products, particularly Lucent. For the fiscal year April 30, 1999, Lucent accounted for 46.7% of our revenues, and our ten largest customers, including Lucent, accounted for 78.7% of our revenues. None of these large customers is obligated to purchase additional products or services. Accordingly, present and future customers may terminate their purchasing arrangements with us or significantly reduce or delay their orders. Any termination, change, reduction or delay in orders could seriously harm our business, financial condition and results of operations. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and size of future purchases by our largest customers and, in particular:


     - the product requirements of these customers;

     - the financial and operational success of these customers; and

     - the success of the underlying products and services that our products support.

     The loss of any one of our major customers or the delay of significant orders from such customers, even if only temporary, could reduce or delay our recognition of revenues, harm our reputation in the industry and reduce our ability to accurately predict cash flow, and, as a consequence, could seriously harm our business, financial condition and results of operations.

OUR ABILITY TO SUSTAIN OR GROW OUR BUSINESS MAY BE HARMED IF WE ARE UNABLE TO DEVELOP AND MAINTAIN RELATIONSHIPS WITH KEY PBX VENDORS


     Our success will depend to a significant degree upon our relationships with leading PBX vendors, including those with Alcatel, Lucent, NEC and Nortel Networks. The systems sold by these vendors account for approximately 65% of the U.S. market for corporate PBX equipment sales, and approximately 99% of our revenues for fiscal year 1999 were attributable to products which interoperate with corporate telephone systems offered by these vendors. We may not have access in the future to the proprietary protocols for the major corporate telephone systems marketed by those vendors, which access may be essential to ensure the continued interoperability of our products. Moreover, we may not be able to develop products that interoperate with the corporate telephone systems offered by other vendors. Additionally, the standards for telephony equipment and data networks are evolving and our products may not be compatible with any new technology standards that may emerge. If we are unable to provide our customers with interoperable solutions, they may make purchases from vendors who provide the requisite product interoperability. This could seriously harm our business, financial condition and results of operations.


     In addition, we currently have varying distribution, marketing and development arrangements with the PBX vendors noted above. These relationships are not exclusive and there is no assurance that we will continue to enjoy the support and cooperation that we have historically experienced from these parties or their distribution channels. Moreover, it is possible that the PBX vendors may seek to offer broader product lines and solutions that are competitive with our products.

UNLESS WE ARE ABLE TO KEEP PACE WITH THE RAPIDLY CHANGING PRODUCT REQUIREMENTS OF OUR CUSTOMERS, WE WILL NOT BE ABLE TO SUSTAIN OR GROW OUR BUSINESS

     The telecommunications market is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions and evolving offerings by telecommunications service providers. We believe our future success will largely depend on our ability to anticipate or adapt to such changes and to offer, on a timely basis, products that meet customer demands. Our failure to produce technologically competitive products in a cost-effective manner or on a timely basis could cause our customers to purchase competitive products from other suppliers. This may cause us to be unable to sustain or grow our business.

INTENSE COMPETITION IN THE MARKET FOR REMOTE VOICE SOLUTIONS COULD PREVENT US FROM INCREASING OR SUSTAINING REVENUE AND PREVENT US FROM ACHIEVING OR SUSTAINING PROFITABILITY

     The market for remote voice solutions is highly competitive. If we are unable to compete effectively in this market, our revenues and future profitability would be materially adversely affected. Many of our current and potential competitors have significantly greater sales and marketing, technical, manufacturing, financial and other resources, more established distribution channels and stronger relationships with service providers. For instance, in June 1999 Nortel Networks announced its intention to develop new products which will compete directly with our products. Moreover, our competitors may foresee the course of market developments more accurately than we do and could in the future develop new technologies that compete with our products or even render our products obsolete. Realizing and maintaining technological advantages over our competitors will require a continued high level of investment in research and development, sales and marketing and customer support. Due to the opportunities in and the rapidly evolving nature of the market in which we compete, additional competitors with significant market presence and financial resources, including large communications equipment manufacturers, may enter our market, thereby further intensifying competition. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing competitors or new competitors.


     Increased competition is likely to result in price reductions, reduced gross margins, longer sales cycles and loss of market share, any of which would seriously harm our business and results of operations. We may not be able to compete successfully against current or future competitors and these competitive pressures may seriously harm our business.


FUTURE CONSOLIDATION IN THE COMMUNICATIONS EQUIPMENT INDUSTRY MAY INCREASE COMPETITION THAT COULD HARM OUR BUSINESS


     The markets in which we compete are characterized by increasing consolidation both within the communications sector and by companies combining or acquiring communications assets. This consolidation creates uncertainty as to the nature of our future competition. For instance, a relatively small competitor which is acquired by a large telecommunications company would likely have access to greater resources than us and would accordingly be a greater competitive threat. We may not be able to compete successfully in an increasingly consolidated industry. Increased competition and consolidation in our industry could require that we reduce the prices of our products and may result in our loss of market share, which would materially adversely affect our business, financial condition and results of operations. Additionally, because we are now, and may in the future be, dependent on strategic relationships with third parties in our industry, such as Lucent, any consolidation involving these parties could reduce the demand for our products and otherwise harm our business prospects.

FLUCTUATIONS IN OUR QUARTERLY RESULTS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FALL


     Our quarterly operating results have varied in the past and are likely to vary in the future. For example, over the nine most recent fiscal quarters, our net results of operations have ranged from a net loss before dividends on subsidiary redeemable preferred stock of $95,000 to net loss of $1,182,000. It is possible that our revenues and operating results may be below the expectations of securities analysts and investors in future quarters. If we fail to meet or surpass the expectations of securities analysts or investors, the market price of our common stock will most likely fall. Fluctuations in our quarterly results could be caused by a number of factors, including, but not limited to:


     - the timing and amount of, or cancellation or rescheduling of, orders for our products, particularly large orders from our key customers;

     - our ability to develop, introduce, ship and support new products and product enhancements, and manage product transitions;

     - new product introductions and announcements, and reductions in the prices of products offered by our competitors;

     - our ability to sustain our technology relationships, particularly with the major PBX manufacturers and service providers;

     - availability and changes in the prices of components provided by third parties;

     - our ability to attain and maintain production volumes and quality levels for our products;

     - the mix of products sold and the mix of distribution channels through which they are sold;

     - fluctuations in demand for our products;

     - costs relating to possible acquisitions and integration of technologies or businesses;

     - telecommunications market conditions and economic conditions generally;

     - our ability to hire, train, integrate and retain new personnel; and

     - changes in the level of our operating expenses.

     Given that any one or more of these or other factors could have an adverse effect on our business, the prediction of future quarterly results is difficult and uncertain. In addition, some of our operating expenses are relatively fixed in advance of any particular quarter. As a result, we may not be able to reduce our operating costs in response to unanticipated reductions in our revenues or the demand for our products.

OUR DEPENDENCE ON INDEPENDENT MANUFACTURERS AND SUPPLIERS COULD RESULT IN PRODUCT DELIVERY DELAYS


     We currently use two independent manufacturers, Celestica and Electronic Manufacturing Group, to manufacture all of our products. We are also contemplating using an additional manufacturer to manufacture our multi-user products. Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of or interruptions in access to necessary manufacturing processes and reduced control over delivery schedules. If our manufacturers are unable or unwilling to continue manufacturing our products and components in required volumes, we will have to identify acceptable alternative manufacturers, which could take in excess of six months. Furthermore, the use of a new manufacturer may cause significant interruptions in supply if the new manufacturer has difficulty manufacturing products to our specifications. Further, the introduction of a new manufacturer may increase the variance in the quality of our products. In addition, we rely upon third-party suppliers of specialty components and intellectual property used in our products. It is possible that a component needed to complete the manufacture of our products may not be available to us at acceptable prices or on a timely basis, if at all. Inadequate supplies of components, or the loss of intellectual property rights, could affect our ability to deliver products to our customers. Any significant interruption in the supply of our products would result in the reduction of product sales to customers, which in turn could permanently harm our reputation in the industry.

OUR ABILITY TO SUSTAIN OR GROW OUR BUSINESS MAY BE HARMED IF WE ARE UNABLE TO PROVIDE ADEQUATE CUSTOMER SUPPORT

     Our ability to continue to grow and to retain current and future customers depends in part upon the quality of our customer support operations. We have recently entered into an arrangement with a third-party customer support firm to provide some of our customer support functions. Failure to offer adequate customer support, either directly or through third parties, or failure to properly integrate third-party services into our customer support framework could materially and adversely affect our reputation and cause demand for our products to decline.

IF OUR PRODUCTS ARE NOT ACCEPTED BY THE MARKET, OUR REVENUES WILL DECREASE

     Market acceptance of our products is critical to our future success. Factors that may affect the market acceptance of our products include:

     - continued market acceptance of PBX technology;

     - the performance, price and total cost of ownership of our products;

     - the availability and price of competing products and technologies; and

     - the efforts and success of our indirect distribution channels.

     Many of these factors are beyond our control. We may experience failure or delays in market acceptance of our products. Failure of our existing or future products to maintain and achieve meaningful levels of market acceptance would reduce the amount of revenue we receive from the sale of our products.

BECAUSE SUBSTANTIALLY ALL OF OUR REVENUES ARE DERIVED FROM SALES OF A SMALL NUMBER OF PRODUCTS, OUR FUTURE OPERATING RESULTS WILL BE DEPENDENT ON SALES OF THESE PRODUCTS

     We currently derive substantially all of our revenues from our product family of remote voice access equipment, and we expect that this concentration will continue in the foreseeable future. The market may not continue to demand our products, and we may not be successful in marketing any new or enhanced products. Any reduction in the demand for our products or our failure to successfully develop or market new or enhanced products could reduce the amount of revenue we receive from the sale of our products and cause the price of our common stock to decline. In addition, our branch office products have only recently been introduced to the market, and we are expecting that these products will account for a substantial portion of our revenues for the foreseeable future. Factors that could affect sales of our products include:

     - the demand for remote access voice solutions;

     - the successful development, introduction and market acceptance of new and enhanced products that address customer requirements;

     - product introductions or announcements by our competitors;

     - price competition in our industry; and

     - technological change.

IF WE FAIL TO DEVELOP AND EXPAND OUR INDIRECT DISTRIBUTION CHANNELS, OUR BUSINESS COULD SUFFER

     Our product distribution strategy focuses primarily on continuing to develop and expand our indirect distribution channels, maintain our relationships with large PBX vendors and telecommunications service providers, and expand our field sales organization. If we fail to develop and cultivate relationships with significant indirect distribution channels, or if these distribution channels are not successful in their sales efforts, our product sales may decrease and our operating results may suffer. Many of our indirect distribution channels also sell products that compete with our products, and none of our strategic or reseller arrangements are exclusive. In addition, our operating results will likely fluctuate significantly depending on the timing and amount of orders from our indirect distribution channels. Our indirect distribution channels may not market our products effectively or may cease to devote the resources necessary to provide us with effective sales, marketing and technical support.



     In order to support and develop leads for our indirect distribution channels, we plan to significantly expand our field sales staff. This internal expansion may not be successfully completed. In addition, the cost of this expansion may exceed the revenues generated and our expanded sales and support staff may not be able to compete successfully against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. Our inability to effectively develop and expand our distribution channels or manage the expansion of our sales and support staff would adversely affect our ability to grow and increase revenues.


OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL SHARES AT OR ABOVE THE OFFERING PRICE


     There has previously not been a public market for our common stock. It is uncertain whether and to what extent a trading market will develop for our common stock or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations in response to factors such as:


     - actual or anticipated variations in quarterly operating results;

     - announcements of technological innovations;

     - general technology or economic trends;

     - revenues and operating results failing to meet or surpass the expectations of securities analysts or investors in any quarter;

     - changes in general market conditions;

     - changes in financial estimates by securities analysts;

     - announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

     - additions or departures of key personnel;

     - the demand for our common stock;

     - the number of market makers for our common stock;

     - sales of a large number of shares of our common stock in the public market after this offering or the perception that such sales could occur; and

     - other events or factors, many of which are beyond our control.

     In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and these trading prices are substantially above historical levels. These trading prices may not be sustained. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would reduce the amount of resources and management time focused on growing our business and improving operating results.

SALES TO CUSTOMERS BASED OUTSIDE THE UNITED STATES HAVE HISTORICALLY ACCOUNTED FOR A SIGNIFICANT PORTION OF OUR REVENUES, WHICH EXPOSES US TO RISKS INHERENT IN INTERNATIONAL OPERATIONS

     International sales represented 18.3% of our revenues for the fiscal year ended April 30, 1999, and 13.5% of our revenues for the fiscal quarter ended July 31, 1999. We expect sales to international markets to increase as a percentage of revenues in the future. International sales are subject to a number of risks, including:

     - changes in foreign government regulations and communications standards;

     - export license requirements;

     - currency fluctuations, tariffs and taxes;

     - other trade barriers;

     - difficulty in collecting accounts receivable;

     - difficulty in managing foreign operations; and

     - political and economic instability.


     If the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to these foreign customers could result in decreased sales. In addition, to the extent that our customers may be impacted by general economic downturns, the ability of these customers to purchase our products could be adversely affected. Payment cycles for international customers are typically longer than those for customers in the United States. In addition, the foreign markets for our products may develop more slowly than currently anticipated.


     We anticipate that our non-Canadian, foreign sales will generally be invoiced in U.S. dollars, and we do not currently plan to engage in foreign currency hedging transactions. As we expand our international operations, however, we may allow payment in foreign currencies, and exposure to losses in foreign currency transactions may increase. We may choose to limit any currency exposure through the purchase of forward foreign exchange contracts or other hedging strategies. Our future currency hedging strategies may not be successful.

OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE

     Our success and ability to compete is dependent in part upon our proprietary technology. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. We rely on a combination of copyright, trademark, trade secret and other intellectual property laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We presently have no patents. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Some of our contractual arrangements provide third parties with access to our source code and other intellectual property upon the occurrence of specified events. Such access could enable these third parties to use our intellectual property and source code to develop and manufacture competing products, which would adversely affect our performance and ability to compete. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could seriously harm our future operating results.

CLAIMS ALLEGING INFRINGEMENT OF A THIRD PARTY'S INTELLECTUAL PROPERTY COULD RESULT IN SIGNIFICANT EXPENSE TO US AND RESULT IN OUR LOSS OF SIGNIFICANT RIGHTS


     The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business, and this risk may increase as the number of entrants in our market increases and the functionality of our products is enhanced and overlaps with the products of other companies. Any claims against us or any purchaser or user of our products asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could have a material adverse effect on our business, financial condition or results of operations. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays, disrupt our relationships with our customers or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. Legal action claiming patent infringement may be commenced against us and we may not prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a claim against us is successful and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business, financial condition and results of operations would be materially adversely affected.


IF OUR PRODUCTS CONTAIN DEFECTS, WE MAY BE SUBJECT TO SIGNIFICANT LIABILITY CLAIMS FROM OUR CUSTOMERS AND THE END USERS OF OUR PRODUCTS AND INCUR SIGNIFICANT UNEXPECTED EXPENSES AND LOST SALES


     Our products have in the past contained, and may in the future contain, undetected or unresolved errors when first introduced or as new versions are released. Despite extensive testing, errors, defects or failures may be found in our current or future products or enhancements after commencement of commercial shipments. If this happens, we may experience delay in or loss of market acceptance and sales, certain product returns, diversion of development resources, injury to our reputation or increased service and warranty costs, any of which could seriously harm our business, financial condition and results of operations. For example, minor software defects in our EXTender 3000E product caused us to cease shipments of that product for approximately six weeks to enable us to correct the defects. Moreover, because our products are designed to provide critical communications services, we may receive significant liability claims. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. These limitations may not, however, preclude all potential claims resulting from a defect in one of our products. Although we maintain product liability insurance covering damages arising from the implementation and use of our products, the terms of our insurance limit the amount and types of damages that are covered and may not cover any claims sought against us. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business.


WE MAY HAVE DIFFICULTY IDENTIFYING THE SOURCE OF THE PROBLEM WHEN THERE IS A PROBLEM IN A NETWORK WHICH MAY ADVERSELY AFFECT THE MARKET ACCEPTANCE OF OUR PRODUCTS

     Our products must successfully integrate with products from other vendors, such as traditional telephone systems. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our products or another vendor's products, may result in the delay or loss of market acceptance of our products and any necessary revisions may force us to incur significant expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition and results of operations.

WE CONTINUE TO SIGNIFICANTLY EXPAND OUR OPERATIONS AND OUR FAILURE TO MANAGE GROWTH COULD HARM OUR BUSINESS AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     We have significantly expanded our operations, including the number of our employees, the breadth of our product offerings and the geographic scope of our activities. At July 31, 1999, we employed 80 employees. During the twelve months ended July 31, 1999, we hired 28 new employees and we expect the number of our employees to increase significantly in the future. Further significant expansion will likely be necessary to address potential growth in our customer base and market opportunities. In addition, substantially all of our senior management have been with us for approximately two years. Any failure to manage growth effectively could harm our business and adversely affect our financial condition and operating results. We cannot assure you that we will be able to do any of the following activities, which we believe are essential to successfully manage the anticipated growth of our operations:

     - improve our existing and implement new operations, financial and management information controls, reporting systems and procedures;

     - hire, train and manage additional qualified personnel;

     - expand and upgrade our core technologies; and

     - effectively manage multiple relationships with our customers, suppliers and other third parties.

IF WE LOSE KEY PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE OUR
BUSINESS

     Our success depends to a significant degree upon the continued contributions of our senior sales, engineering and management personnel, many of whom perform important management functions and would be difficult to replace. Specifically, we believe that our future success is highly dependent on Steven
J. Benson and other senior management personnel. Within the last year, we have introduced several new products, and we have additional new products currently in pre-release testing. The loss of the services of any key personnel, particularly senior management and engineers, could seriously harm our business, financial condition and results of operations, including our success in selling our recently introduced products and introducing new products.

IF WE ARE UNABLE TO RETAIN AND HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY, WE MAY NOT BE ABLE TO SUCCESSFULLY ACHIEVE OUR OBJECTIVES

     We have experienced growth in revenues and expansion of our operations, which has placed significant demands on our management, engineering staff and facilities. Continued growth will also require us to hire more engineering, sales and administrative personnel. We may not be able to attract and retain the necessary personnel to accomplish our business objectives and we may experience constraints that will adversely affect our ability to satisfy customer demand in a timely fashion or to support our customers and operations. We have at times experienced, and continue to experience, difficulty in recruiting qualified personnel. Recruiting qualified personnel is an intensely competitive and time-consuming process. New sales personnel and marketing personnel will require training and take time to achieve full productivity. In addition, the design and installation of telephony solutions can be complex. Accordingly, we need highly trained professional services and customer support personnel. We cannot be certain that we will successfully attract and retain additional qualified personnel. In addition, our key person life insurance policy, covering some of our key employees, may be insufficient to cover the costs associated with the loss of one of these employees.

IF WE OR OUR KEY SUPPLIERS OR CUSTOMERS FAIL TO BE YEAR 2000 COMPLIANT, OUR BUSINESS MAY BE SEVERELY DISRUPTED AND OUR RESULTS OF OPERATIONS MAY BE MATERIALLY ADVERSELY AFFECTED

     The Year 2000 problem creates a risk for us. Although most of our products do not incorporate internal clocks, if our remaining products or our internal computer systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on our operations. The risk exists primarily in four areas:

     - potential warranty or other claims from our customers, which may result in significant expense to us;

     - failures of systems we use to run our business, which could disrupt our business operations;

     - failures of systems used by our suppliers and contract manufacturers, which could delay or affect the quality of our products; and

     - the potential for failures of our products, particularly our central office-based systems, due to Year 2000 problems associated with products manufactured by other equipment vendors used in conjunction with our products, which may require that we incur significant unexpected expenses.

We are currently evaluating our exposure in all of these areas.

     We are in the process of conducting a comprehensive inventory and evaluation of the information systems used to run our business. We intend to upgrade or replace systems which are identified as non-compliant. For the Year 2000 non-compliance issues identified to date, the cost of remediation is not expected to be material to our operating results. If implementation of replacement systems is delayed, however, or if significant new non-compliance issues are identified, our business, financial condition or results of operations could be materially adversely affected.

     We intend to contact our critical suppliers and contract manufacturers to determine whether their operations and the products and services they provide are Year 2000 compliant. Where practicable, we will attempt to mitigate our risks with respect to the failure of our suppliers and contract manufacturers to be prepared for any Year 2000 problems. However, failures remain a possibility and could have a material adverse effect on our business, financial condition or results of operations.

     In addition, litigation regarding Year 2000 compliance issues is expected to escalate. For these reasons, the impact of customer claims could have a material adverse effect on our business, financial condition or results of operations.

CONTROL BY EXISTING STOCKHOLDERS MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER MATTERS REQUIRING STOCKHOLDER APPROVAL


     Upon completion of this offering, our executive officers, directors and principal stockholders and their affiliates will own 13,307,794 shares, or approximately 74.5% of the outstanding shares of common stock (73.4% if the underwriters' over-allotment option is exercised in full). These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquiror from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock. For information about the ownership of common stock by our executive officers, directors and principal stockholders please refer to "Principal Stockholders."


A PORTION OF THE PROCEEDS FROM THE OFFERING WILL BENEFIT OUR EXISTING STOCKHOLDERS AND WILL NOT BE AVAILABLE TO FUND WORKING CAPITAL OR CAPITAL EXPENDITURES

     Approximately $27.3 million of the estimated $46.3 million in net proceeds from the offering will be used to redeem our outstanding redeemable preferred stock and retire our subordinated debt. See "Use of Proceeds" and "Certain Transactions."

PROVISIONS OF DELAWARE LAW AND OF OUR CHARTER AND BY-LAWS MAY MAKE A TAKEOVER MORE DIFFICULT

     Provisions in our certificate of incorporation and by-laws and in Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so, and the ability of public stockholders to change our management could be substantially impeded by these anti-takeover provisions. For example, we have a staggered board of directors and the right under our charter documents to issue preferred stock without further stockholder approval, which provisions could adversely affect the holders of our common stock.

                       NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth in the number of branch offices and telecommuters. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the preceding pages and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the common stock will be approximately $46.3 million, at an assumed initial offering price of $15.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us in connection with the offering. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $49.9 million. We expect to use substantially all of these estimated net proceeds as follows:

     - make a mandatory redemption payment with respect to our Series A Redeemable Preferred Stock upon consummation of the offering in an aggregate amount of approximately $19.0 million, which represents a redemption payment of approximately $15.0 million plus accrued dividends on the preferred stock, which amounted to approximately $4.0 million as of September 30, 1999;

     - make a mandatory redemption payment with respect to our Series C Redeemable Preferred Stock upon consummation of the offering in an aggregate amount of approximately $3.2 million, which represents a redemption payment of approximately $2.9 million plus accrued dividends on the preferred stock, which amounted to approximately $300,000 as of September 30, 1999;

     - make a mandatory redemption payment with respect to the Series E Redeemable Preferred Stock of our subsidiary, MCK Telecommunications, upon consummation of the offering in an aggregate amount of approximately $2.6 million, which represents a redemption payment of approximately $2.0 million plus accrued dividends on the preferred stock, which amounted to approximately $600,000 as of September 30, 1999;

     - repay $2.5 million in principal amount of the subordinated indebtedness held by certain of the holders of the Series A Redeemable Preferred Stock, which debt bears interest at a rate of 12.5% annually, and which must be repaid upon the completion of this offering; and

     - working capital and general corporate purposes.

                                  THE COMPANY

     We are a Delaware corporation and were formed in August 1999. Our indirect subsidiary, MCK Telecommunications, was incorporated in Canada in 1989. As a result of our June 1996 recapitalization, MCK Telecommunications became a wholly-owned subsidiary of MCK Communications, Inc., a Nevada corporation. As a result of a migratory merger effected in August 1999, the Nevada corporation became our wholly-owned subsidiary.

                                DIVIDEND POLICY


     We have not declared or paid cash dividends on our common stock since our June 1996 recapitalization. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our Board of Directors.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of July 31, 1999:

     - on an actual basis;


     - on a pro forma basis to reflect the conversion of all outstanding shares of redeemable convertible preferred stock and accrued dividends on the preferred stock into 8,674,488 shares of common stock; and


     - on a pro forma as adjusted basis to reflect the sale of the common stock in this offering at an assumed initial public offering price of $15.00 per share, after deduction of estimated underwriting discounts and commissions and our estimated offering expenses and the use of net proceeds as described in "Use of Proceeds."

The adjusted information set forth below is unaudited and should be read in conjunction with our Consolidated Financial Statements and Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                      AS OF JULY 31, 1999
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                              -------    ---------    -----------
                                                                        (IN THOUSANDS)
Subordinated debt...........................................  $ 2,500     $ 2,500            --
Series A redeemable preferred stock, $0.001 par value per
  share: 14,985,733 shares authorized, issued and
  outstanding, actual and pro forma; no shares authorized,
  issued or outstanding pro forma as adjusted...............   18,654      18,654            --
Series B redeemable convertible preferred stock, $0.001 par
  value per share; 3,968,354 shares authorized, issued and
  outstanding, actual; no shares authorized, issued or
  outstanding, pro forma and pro forma as adjusted..........    2,117          --            --
Series C redeemable preferred stock, $0.001 par value per
  share; 28,505 shares authorized, issued and outstanding,
  actual and pro forma; no shares authorized, issued or
  outstanding, pro forma as adjusted........................    2,808       2,808            --
Series D redeemable convertible preferred stock, $0.001 par
  value per share; 1,672,354 shares authorized, issued and
  outstanding, actual; no shares authorized, issued or
  outstanding, pro forma as adjusted........................    2,682          --            --
Series E redeemable preferred stock of subsidiary, $0.001
  par value per share; unlimited shares authorized, 20,000
  issued and outstanding, actual and pro forma; no shares
  authorized, issued or outstanding, pro forma as
  adjusted..................................................    2,540       2,540            --
Common stockholders' deficit:
Common stock, $.001 par value, 25,000,000 shares authorized;
  5,675,033 shares issued and outstanding, actual;
  25,000,000 shares authorized, 14,349,525 shares issued and outstanding, pro forma; and 40,000,000 shares authorized,
  17,749,525 shares issued and outstanding, pro forma as
  adjusted..................................................        6          14       $    18
Paid-in capital.............................................    9,494      14,285        60,612
Accumulated deficit.........................................  (26,086)    (26,086)      (26,086)
Deferred compensation.......................................   (7,186)     (7,186)       (7,186)
Accumulated other comprehensive income......................     (206)       (206)         (206)
Notes receivable from officers..............................     (771)       (771)         (771)
                                                              -------     -------       -------
     Total common stockholders' deficit.....................  (24,749)    (19,950)       26,381
                                                              -------     -------       -------
          Total capitalization..............................    6,552       6,552        26,381
                                                              =======     =======       =======


     The table above excludes as of July 31, 1999 1,336,088 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.46 per share under our 1996 Stock Option Plan and 3,060,000 additional shares of common stock available for future grant under our 1999 Stock Option and Grant Plan. See "Management -- Executive Compensation,"
"-- 1996 Stock Option Plan" and "-- 1999 Stock Option and Grant Plan."

                                    DILUTION

     As of July 31, 1999, we had a pro forma net tangible book deficit of $20.0 million, or $1.39 per share. Pro forma net tangible book deficit per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding shares of our common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock. Without taking into account any other changes in pro forma net tangible book value after July 31, 1999, other than to give effect to our receipt of the estimated net proceeds from the sale of the 3,400,000 shares of common stock offered hereby at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discounts and commissions and the estimated expenses relating to this offering, our pro forma net tangible book value as of July 31, 1999 would have been $26.4 million, or $1.49 per share. This represents an immediate increase in pro forma net tangible book value of $2.88 per share to existing stockholders and an immediate dilution of $13.51 per share to new investors. If the initial public offering price is higher or lower than $15.00 per share, the dilution to new stockholders will be higher or lower, respectively. The following table illustrates this per share dilution:

    Assumed initial public offering price per share.............           $15.00
    Pro forma net tangible book deficit per share as of July 31,
      1999......................................................  $1.39
    Increase per share attributable to new investors............   2.88
                                                                  -----
    Pro forma net tangible book value per share after the
      offering..................................................             1.49
                                                                           ------
    Dilution per share to new investors.........................           $13.51
                                                                           ======

     The following table summarizes, as of July 31, 1999, on the pro forma basis described above, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by new public investors purchasing shares from us before deducting underwriting discounts and commissions and estimated offering expenses:

                                       SHARES PURCHASED        TOTAL CONSIDERATION
                                     ---------------------    ----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                     ----------    -------    -----------    -------    -------------
Existing stockholders..............  14,349,525      80.8%    $ 5,593,000       9.9%       $ 0.39
New investors......................   3,400,000      19.2      51,000,000      90.1         15.00
                                     ----------     -----     -----------     -----
          Total....................  17,749,525     100.0%    $56,593,000     100.0%         3.19
                                     ==========     =====     ===========     =====

     The foregoing computations are based on the number of common shares outstanding as of July 31, 1999 and exclude:

     - 1,336,088 shares of common stock subject to outstanding options at July 31, 1999 at a weighted average exercise price of $0.46 per share; and

     - 3,060,000 additional shares available for future grant under our 1999 Stock Option and Grant Plan.

     To the extent stock is issued upon the exercise of stock options or granted under our stock option plans, there will be further dilution to new investors. See "Management -- 1996 Stock Option Plan" and "-- 1999 Stock Option and Grant Plan" and Note 8 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The consolidated statements of operations data for the fiscal years ended April 30, 1998 and 1999, and the consolidated balance sheets data at April 30, 1998 and 1999, are derived from our consolidated financial statements which have been audited by Ernst & Young, LLP, independent auditors, and are included in this prospectus. The consolidated statement of operations data for the fiscal year ended April 30, 1997 are derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers, LLP, independent auditors, and are included in this prospectus. The consolidated statements of operations data for the fiscal years ended April 30, 1995 and 1996, and the consolidated balance sheet data at April 30, 1995, 1996 and 1997 are derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated financial data for the three months ended July 31, 1998 and 1999 and at July 31, 1999 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus that include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for those periods. The historical results are not necessarily indicative of the operating results to be expected in the future.


                                                                                                   THREE MONTHS ENDED
                                                    YEARS ENDED APRIL 30,                               JULY 31,
                                --------------------------------------------------------------   -----------------------
                                   1995         1996         1997         1998         1999         1998         1999
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues......................  $    1,810   $    5,339   $    5,921   $    7,876   $   14,270   $    3,116   $    4,523
Cost of goods sold............         796        2,423        2,313        2,800        5,390        1,188        1,691
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross profit..................       1,014        2,916        3,608        5,076        8,880        1,928        2,832
Operating expenses:
  Research and development....         266          344          815        1,758        3,349          751          964
  Sales and marketing.........          --          576        1,145        2,191        3,888          780        1,347
  General and
    administrative............         626          319          607        1,485        1,617          391          494
  Stock based compensation....          --           --           --           --          406           20        1,114
  Transaction-related
    charges...................          --           --          493           --           --           --           --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total operating
      expenses................         892        1,239        3,060        5,434        9,260        1,942        3,919
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) from
  operations..................         122        1,677          548         (358)        (380)         (14)      (1,087)
Other income (expense)........          12            7         (343)        (595)        (207)        (129)         (95)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before provision
  for income taxes and
  dividends on redeemable
  preferred stock of
  subsidiary..................         134        1,684          205         (953)        (587)        (143)      (1,182)
Provision for income taxes....          13          652          302           --           --           --           --
Dividends on redeemable
  preferred stock of
  subsidiary..................          --           --          133          160          197           50           50
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income (loss).............  $      121   $    1,032   $     (230)  $   (1,113)  $     (784)  $     (193)  $   (1,232)
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Dividends on redeemable
  preferred stock.............          --           --        1,011        1,220        1,966          393          551
Net income (loss) applicable
  to common shares............  $      121   $    1,032   $   (1,241)  $   (2,333)  $   (2,750)  $     (586)  $   (1,783)
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic and diluted net income
  (loss) per share............  $     0.04   $     0.33   $    (0.39)  $    (0.67)  $    (0.71)  $    (0.16)  $    (0.41)
Shares used in computing basic
  and diluted net income
  (loss) per share............   3,108,373    3,108,373    3,188,152    3,476,282    3,881,526    3,657,058    4,304,187
Pro forma basic and diluted
  loss per share..............                                                      $    (0.34)               $    (0.21)
Shares used in computing pro
  forma basic and diluted loss
  per share...................                                                       8,132,866                 8,674,492

                                                                   APRIL 30,
                                               --------------------------------------------------    JULY 31,
                                               1995     1996       1997        1998        1999        1999
                                               ----    ------    --------    --------    --------    --------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and equivalents.........................  $ 42    $    1    $  3,228    $  1,867    $  3,285    $  3,596
Working capital..............................   335       (97)      4,965       3,545       5,578       5,621
Total assets.................................   726     3,148       6,517       5,665       9,428       9,813
Long-term debt...............................    31        57       5,000       5,000       2,500       2,654
Redeemable preferred stock...................    --       500      16,291      17,538      23,501      24,003
Redeemable convertible preferred stock.......    --        --       1,778       1,911       4,704       4,799
Total common stockholders' equity
  (deficit)..................................   427      (207)    (17,568)    (20,050)    (24,040)    (24,750)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW


     MCK Communications is a leading provider of products that enable corporations to distribute the full range of features and applications of corporate telephone systems to branch offices and telecommuters over data networks. Our technology makes it possible for corporations to build a unified voice network by enabling the PBX to act like a corporate voice server that delivers packetized voice for transmission to remote locations over the same public and private networks used for data communications. We market and distribute our products through an international network of original equipment manufacturers, or OEMs, and private label partners, incumbent local exchange carriers, or ILECs, systems integrators and distributors, telecom and datacom value-added resellers, or VARs, broadband service providers and, to a lesser extent, through direct sales. We are headquartered in Newton, Massachusetts and have a development center in Calgary, Canada.



     From our inception in 1989 through 1993, we were a small company based in Calgary, Canada that designed and marketed a number of niche, voice products targeted at the oil industry. Commencing in 1993, we altered our business focus and began developing remote voice access products for corporate telephone systems by using the technology derived from this initial business. These efforts led to the development of our EXTender product line. During the period from 1993 through 1995, our operating activities related primarily to establishing a research and development organization, developing and testing prototype designs, and developing OEM relationships. We shipped our first remote voice access product, the EXTender 1000, in February 1995. In June 1996, Summit Partners acquired a majority of our stock pursuant to a leveraged recapitalization. In June 1997, we recruited a new chief executive officer and moved our headquarters to Newton, Massachusetts. Since then we recruited the rest of our management team, focused our research and development efforts on developing additional remote voice access products and product enhancements, created a product validation laboratory, built international indirect sales channels, developed additional technology relationships, and established our sales, marketing and customer support organizations. We began shipments of the EXTender 3000 and Branch Office EXTender 6000 in December 1997 and April 1999, respectively.


     Through the fiscal year ended April 30, 1999, our revenues consisted primarily of product sales of our single-user remote voice access products and, to a lesser degree, our digital-to-analog converter products. In fiscal 1999, Lucent accounted for approximately 46.7% of our revenues. In April 1999, we released our first multi-user remote voice access product, the Branch Office EXTender 6000, and we are presently developing additional remote voice access products that operate over broadband networks. For the foreseeable future, we anticipate that substantially all of our revenues will be attributable to sales of our remote voice access products, with sales of digital-to-analog converters representing a decreasing percentage of our revenues. Among our remote voice access products, we believe that the multi-user products and next generation single-user products will represent a substantial and increasing percentage of our revenues, while the sales of our existing single-user products may decline as a percentage of our revenues. Going forward, we expect to generate service and maintenance revenues. Service revenues will be recognized as the services are performed. Maintenance revenues will be deferred and recognized over the period of the contract. We do not expect maintenance or service revenues to be a significant portion of our revenues. Periodically, we have received non-recurring engineering fees, although such fees have not been material to date.

     We recognize product revenues upon shipment to the customer. We routinely analyze and establish, as necessary, reserves at the time of shipment for product returns and allowances, which amounts to date have not been significant. As of July 31, 1999, our backlog was $1.4 million. This compares to $350,000 at the same time last year. We expect to ship the entire backlog during the current fiscal year. We believe backlog is not an indicator of future success and our contracts generally allow customers to cancel orders prior to shipment with little or no liability.

     Our cost of goods sold consists primarily of purchased finished products from Celestica, one of our two contract manufacturers, and purchased subassemblies that we buy from our other contract manufacturer. We incur additional costs to test, assemble and prepare these subassemblies for shipment to our customers. Cost of goods sold also includes certain manufacturing overhead costs, primarily facilities and related depreciation. In August 1999, we began offering maintenance and support services to our distribution channels and end users through Vital Network Services, a third-party support provider. We expense services provided by Vital Network Services as they are performed.


     Research and development expenses consist primarily of salaries and related personnel costs and contract engineering, purchased software and prototype expenses related to the design, development, enhancement and testing of our products. As of July 31, 1999, all research and development costs have been expensed as incurred. We intend to increase our investment in research and development, which is critical to achieving our product objectives. We will also increase our expenditures on our product validation laboratory to test the interoperability of our products with corporate telephone systems and other products. This competency is becoming increasingly critical to our business as we develop additional products that function over data networks in conjunction with third-party data equipment. We expect research and development expenses to increase significantly in the future as we continue to develop new products and enhance existing products.


     Sales and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales, marketing and support of products as well as related trade show, promotional and public relations expenses. We primarily sell our products through an indirect distribution system that includes the following channels: OEMs and private label partners, ILECs, systems integrators and distributors, telecom and datacom VARs and broadband service providers. Our sales force and marketing efforts are primarily directed at developing brand awareness and supporting our indirect distribution channels. We intend to pursue sales and marketing campaigns aggressively and increase our sales force headcount and, therefore, expect these expenses to increase in the future.

     General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business and our becoming a public company, we expect that general and administrative expenses will also increase. Furthermore, we expect to add office space in our current building in Newton, Massachusetts or move our corporate headquarters to new office space in the next 6 to 12 months.


     Stock based compensation expenses resulted from the granting of restricted stock and stock options to employees and directors with exercise prices per share determined to be below the deemed fair values per share for financial reporting purposes of our common stock at dates of grant. The deferred compensation is being amortized to expense in accordance with FASB interpretation No. 28 over the vesting period of the individual options, generally four years. In the fiscal year ended April 30, 1999, we recorded total deferred stock compensation of $1,211,652 and amortized $406,000. In addition, we recorded total deferred stock compensation of $7,494,575 in the three months ended July 31, 1999 and amortized $1,113,856 in the same period. At July 31, 1999, deferred compensation to be amortized in future periods amounted to $7,186,371.

RESULTS OF OPERATIONS

     The following table sets forth certain financial data for the periods indicated as a percentage of revenues.


                                                      YEARS ENDED            THREE MONTHS ENDED
                                                       APRIL 30,                  JULY 31,
                                               -------------------------     -------------------
                                               1997      1998      1999       1998         1999
                                               -----     -----     -----     ------       ------
Revenues.....................................  100.0%    100.0%    100.0%    100.0%       100.0%
Cost of goods sold...........................   39.1      35.6      37.8      38.1         37.4
                                               -----     -----     -----     -----        -----
Gross margin.................................   60.9      64.4      62.2      61.9         62.6
Operating expenses:
  Research and development...................   13.8      22.3      23.5      24.1         21.3
  Sales and marketing........................   19.3      27.8      27.3      25.0         29.8
  General and administrative.................   10.3      18.9      11.3      12.6         10.9
  Stock based compensation...................     --        --       2.8        .6         24.6
  Transaction-related charges................    8.3        --        --        --           --
                                               -----     -----     -----     -----        -----
       Total operating expenses..............   51.7      69.0      64.9      62.3         86.6
                                               -----     -----     -----     -----        -----
Income (loss) from operations................    9.2      (4.5)     (2.7)     (0.4)       (24.0)
Other expense, net...........................   (5.7)     (7.6)     (1.5)     (4.1)        (2.1)
                                               -----     -----     -----     -----        -----
Income (loss) before provision for income
  taxes and dividends on redeemable preferred
  stock of subsidiary........................    3.5     (12.1)     (4.1)     (4.6)       (26.1)
Provision for income taxes...................   (5.1)       --        --        --           --
                                               -----     -----     -----     -----        -----
Net loss before dividends on subsidiary
  redeemable preferred stock.................   (1.6)%   (12.1)%    (4.1)%    (4.6)%      (26.1)%
                                               =====     =====     =====     =====        =====


Three months ended July 31, 1998 and 1999

     Revenues. Revenues increased from $3.1 million for the three months ended July 31, 1998 to $4.5 million for the three months ended July 31, 1999, an increase of $1.4 million or 45.1%. This increase was primarily due to the release of our first multi-user product in April 1999, which accounted for approximately $1.7 million or 37.6% of revenues. We expect revenues from our current single-user products to decrease as a percentage of revenues as we grow our sales of our multi-user products and our next generation single-user products.

     Cost of goods sold. Our cost of goods sold increased from $1.2 million for the three months ended July 31, 1998 to $1.7 million for the three months ended July 31, 1999, an increase of $502,000 or 42.3%. This increase was primarily related to the increase in volume of units shipped. Gross margin increased from 61.9% for the three months ended July 31, 1998 to 62.6% for the three months ended July 31, 1999. The increase in gross margin was primarily attributable to the introduction of our first multi-user product, which has a higher gross margin than our other products.

     Research and development. Research and development expenses increased from $751,000 for the three months ended July 31, 1998 to $964,000 for the three months ended July 31, 1999, an increase of $212,000 or 28.3%. This increase was due primarily to increases in staffing, the manufacturing of prototype units for our EXTender 3200 for IDSL, IP EXTender 4000 and PBXgateway IP product lines and, to a lesser extent, related overhead costs. For the three months ended July 31, 1998 and 1999, research and development expenses decreased as a percentage of revenues from 24.1% to 21.3% as a result of increased revenues.

     Sales and marketing. Sales and marketing expenses increased from $779,000 for the three months ended July 31, 1998 to $1.3 million for the three months ended July 31, 1999, an increase of $568,000 or 72.9%. This increase was primarily due to increases in staffing of both sales and marketing personnel and, to a lesser extent, increased marketing activities related to the introduction of our first multi-user product. For the three months ended July 31, 1998 and 1999, sales and marketing expenses increased as a percentage of revenues from 25.0% to 29.8% as newly hired sales personnel generally do not achieve full productivity for the first few months with us.

     General and administrative. General and administrative expenses increased from $391,000 for the three months ended July 31, 1998 to $494,000 for the three months ended July 31, 1999, an increase of $102,000 or 26.2%. This increase was primarily due to increases in staffing in our accounting group to support our growth, consulting costs relating to an upgrade of our enterprise resource planning system to ensure its Year 2000 compliance and, to a lesser extent, professional service costs. For the three months ended July 31, 1998 and 1999, general and administrative expenses decreased as a percentage of revenues from 12.6% to 10.9% as a result of increased revenues.

     Other expense, net. Other expense, net consisted primarily of interest expense related to our subordinated debt, offset by interest income, and foreign exchange gains or losses related to the effects of the Canadian/U.S. exchange rate on intra-company transactions. Other expense, net decreased from $129,000 for the three months ended July 31, 1998 to $95,000 for the three months ended July 31, 1999, a decrease of $34,000 or 26.1%. Interest expense, offset by interest income, decreased from $135,000 for the three months ended July 31, 1998 to $67,000 for the three months ended July 31, 1999. This decrease was due to a reduction in the subordinated debt on our balance sheet from $5.0 million to $2.5 million relating to the July 1998 financing. Foreign exchange gains for the three months ended July 31, 1998 were $6,000 compared to a loss of $29,000 for the three months ended July 31, 1999. The increased loss was due to a strengthening of the U.S. dollar against the Canadian dollar.

Fiscal years ended April 30, 1998 and 1999

     Revenues. Revenues increased from $7.9 million for the fiscal year ended April 30, 1998 to $14.3 million for the fiscal year ended April 30, 1999, an increase of $6.4 million or 81.2%. This increase was due to an increased number of units sold, which resulted from continued development of our existing distribution channels, the addition of new distribution channels and the release of our first multi-user product late in the fourth quarter of fiscal 1999. Revenues from that multi-user product accounted for $1.3 million or 9.1% of revenues.

     Cost of goods sold. Cost of goods sold increased from $2.8 million for fiscal 1998 to $5.4 million for fiscal 1999, an increase of $2.6 million or 92.5%. This increase was primarily related to the increase in volume of units shipped. For fiscal 1998 and 1999, gross margin decreased from 64.4% to 62.2%. The decrease in gross margin was primarily due to start-up costs associated with adding a second contract manufacturer, increased manufacturing headcount and, to a lesser extent, the write-off of obsolete inventory.

     Research and development. Research and development expenses increased from $1.8 million for fiscal 1998 to $3.3 million for fiscal 1999, an increase of $1.6 million or 90.5%. This increase was due primarily to the hiring of a vice president of engineering and additional engineers, the expansion of our product validation facilities and staff and, to a lesser extent, related overhead costs. For fiscal 1998 and 1999, research and development expenses increased as a percentage of revenues from 22.3% to 23.5% as we hired new staff to develop our first multi-user product which did not generate revenues until April 1999.

     Sales and marketing. Sales and marketing expenses increased from $2.2 million for fiscal 1998 to $3.9 million for fiscal 1999, an increase of $1.7 million or 77.5%. This increase was primarily due to the hiring of sales and marketing personnel and increased marketing activities. For fiscal 1998 and 1999, sales and marketing expenses decreased slightly as a percentage of revenues from 27.8% to 27.3%.

     General and administrative. General and administrative expenses increased from $1.5 million for fiscal 1998 to $1.6 million for fiscal 1999, an increase of $132,000 or 8.9%. This increase was primarily due to the hiring of new accounting personnel and related expenses. For fiscal 1998 and 1999, general and administrative expenses decreased as a percentage of revenues from 18.9% to 11.3%.

     Other expense, net. Other expense, net decreased from $595,000 for fiscal 1998 to $207,000 for fiscal 1999, a decrease of $388,000 or 65.2%. Interest expense, offset by interest income, decreased from $518,000 for fiscal 1998 to $268,000 for fiscal 1999. This decrease was due to a reduction in the outstanding amount of our subordinated debt from $5.0 million to $2.5 million in July 1998. Foreign exchange losses were $77,000 in fiscal 1998 versus a gain of $60,000 in fiscal 1999. The gain during 1999 was due to a weakening of the U.S. dollar against the Canadian dollar.

Fiscal years ended April 30, 1997 and 1998

     Revenues. Revenues increased from $5.9 million for the fiscal year 1997 to $7.9 million for fiscal 1998, an increase of $2.0 million or 33.0%. This increase was due to an increased number of units sold relating to development of our existing distribution channels, the addition of new distribution channels and the release of our EXTender 3000 product line.

     Cost of goods sold. Cost of goods sold increased from $2.3 million for fiscal 1997 to $2.8 million for fiscal 1998, an increase of $487,000 or 21.1%. This increase was primarily related to the increase in volume of units shipped. For fiscal 1997 and 1998, gross margin increased from 60.9% to 64.4%. The increase in gross margin was primarily due to manufacturing efficiencies, lower component costs and the inclusion of non-recurring engineering fee revenues.

     Research and development. Research and development expenses increased from $815,000 for fiscal 1997 to $1.8 million for fiscal 1998, an increase of $943,000 or 115.7%. The increase was due primarily to the hiring of engineers, the creation of a product validation laboratory and, to a lesser extent, related overhead and consulting costs. For fiscal 1997 and 1998, research and development expenses increased as a percentage of revenues from 13.8% to 22.3% as we developed new products, including the EXTender 3000 which did not generate significant revenues until the fourth quarter of fiscal 1998, and upgraded existing products, including switching to a Rockwell modem set on the EXTender 1000+.


     Sales and marketing. Sales and marketing expenses increased from $1.1 million for 1997 to $2.2 million for 1998, an increase of $1.0 million or 91.3%. This increase was primarily due to the hiring of personnel including a vice president of sales, vice president of marketing, vice president of business development and sales personnel and, to a lesser extent, increased marketing activities. For fiscal 1997 and 1998, sales and marketing expenses increased as a percentage of revenues from 19.3% to 27.8%.


     General and administrative. General and administrative expenses increased by $900,000 from $607,000 for 1997 to $1.5 million for 1998, an increase of 144.6%. This increase was primarily due to recruitment of management personnel including a new chief executive officer and chief financial officer, the opening of our offices in Newton, Massachusetts and, to a lesser extent, consulting and professional services costs. For fiscal 1997 and 1998, general and administrative expenses increased as a percentage of revenues from 10.3% to 18.9% as we invested in our management team and corporate infrastructure.

     Transaction-related expenses. In fiscal 1997, we recorded transaction-related expenses of $493,000 related to our June 1996 recapitalization pursuant to which employee stock options were either exercised and redeemed, or exchanged for new options in the U.S. company. In conjunction with this event, we incurred a one-time compensation charge. See Note 13 of Notes to Consolidated Financial Statements.

     Other expense, net. Other expense, net increased from $343,000 for fiscal 1997 to $595,000 for fiscal 1998, a increase of $253,000 or 73.8%. Interest expense, offset by interest income, increased from $393,000 for fiscal 1997 to $518,000 for fiscal 1998 due to the issuance of $5.0 million in subordinated debt as part of our June 1996 recapitalization and an increase in the outstanding balances on a revolving line of credit. Foreign exchange gains were $50,000 in fiscal 1997 versus a loss of $77,000 in fiscal 1998. The loss during fiscal 1998 was due to a strengthening of the U.S. dollar against the Canadian dollar.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited consolidated statements of operations data in dollars and as a percentage of revenues for our nine most recent quarters. In management's opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments necessary to fairly present the unaudited quarterly results. These adjustments consist only of normal recurring adjustments. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.


                                                                       THREE MONTHS ENDED
                                ------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF      JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,
OPERATIONS DATA:                  1997       1997       1998       1998       1998       1998       1999       1999       1999
--------------------------      --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS)
Revenues......................   $1,431     $1,728     $2,065     $2,652     $3,116     $3,441     $3,609     $4,104    $ 4,523
Cost of goods sold............      543        603        665        989      1,188      1,330      1,376      1,496      1,691
                                 ------     ------     ------     ------     ------     ------     ------     ------    -------
Gross profit..................      888      1,125      1,400      1,663      1,928      2,111      2,233      2,608      2,832
Operating expenses:
  Research and development....      296        405        501        553        751        770        880        948        964
  Sales and marketing.........      361        625        551        655        779        918      1,004      1,186      1,347
  General and
    administrative............      200        404        425        457        392        415        347        463        494
  Stock based compensation....       --         --         --         --         20         83        146        157      1,114
                                 ------     ------     ------     ------     ------     ------     ------     ------    -------
    Total operating
      expenses................      857      1,434      1,477      1,665      1,942      2,186      2,377      2,754      3,919
                                 ------     ------     ------     ------     ------     ------     ------     ------    -------
Income (loss) from
  operations..................       31       (309)       (77)        (2)       (14)       (75)      (144)      (146)    (1,087)
                                 ------     ------     ------     ------     ------     ------     ------     ------    -------
Other income (expense), net...     (126)      (164)      (179)      (127)      (129)       (91)        (8)        21        (95)
                                 ------     ------     ------     ------     ------     ------     ------     ------    -------
Net income (loss) before
  dividends on subsidiary
  redeemable preferred
  stock.......................   $  (95)    $ (473)    $ (256)    $ (129)    $ (143)    $ (166)    $ (152)    $ (125)   $(1,182)
                                 ======     ======     ======     ======     ======     ======     ======     ======    =======



                                                                 AS A PERCENTAGE OF REVENUES
                               ------------------------------------------------------------------------------------------------
                               JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,
                                 1997       1997       1998       1998       1998       1998       1999       1999       1999
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
Revenues.....................   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold...........    37.9       34.9       32.2       37.3       38.1       38.6       38.1       36.4       37.4
                                -----      -----      -----      -----      -----      -----      -----      -----      -----
Gross margin.................    62.1       65.1       67.8       62.7       61.9       61.4       61.9       63.6       62.6
Operating expenses:
  Research and development...    20.7       23.5       24.3       20.9       24.1       22.4       24.4       23.1       21.3
  Sales and marketing........    25.2       36.1       26.7       24.7       25.0       26.7       27.8       28.9       29.8
  General and
    administrative...........    14.0       23.4       20.6       17.2       12.6       12.1        9.7       11.3       10.9
  Stock based compensation...      --         --         --         --        0.6        2.4        4.0        3.8       24.6
                                -----      -----      -----      -----      -----      -----      -----      -----      -----
    Total operating
      expenses...............    59.9       83.0       71.6       62.8       62.3       63.5       65.9       67.1       86.6
                                -----      -----      -----      -----      -----      -----      -----      -----      -----
Income (loss) from
  operations.................     2.2      (17.9)      (3.8)      (0.1)      (0.4)      (2.2)      (4.0)      (3.6)     (24.0)
                                -----      -----      -----      -----      -----      -----      -----      -----      -----
Other income (expense),
  net........................    (8.8)      (9.5)      (8.7)      (4.8)      (4.1)      (2.7)      (0.2)       0.5       (2.1)
                                -----      -----      -----      -----      -----      -----      -----      -----      -----
Net income (loss) before
  dividends on subsidiary
  redeemable preferred
  stock......................    (6.6)%    (27.4)%    (12.5)%     (4.9)%     (4.6)%     (4.8)%     (4.2)%     (3.0)%    (26.1)%
                                =====      =====      =====      =====      =====      =====      =====      =====      =====


     Our revenues have increased each quarter since the three months ended July 31, 1997 due to the introduction of new products, the development of our existing distribution channels and the addition of new distribution channels. While we have maintained our gross margins in the low sixty percent range, we have experienced some variability in specific quarters. For the three months ended October 31, 1997 and January 31, 1998, our gross margins increased to 65.1% and 67.8%, respectively, due to non-recurring engineering fees received in these quarters. For the three months ended October 31, 1997, we experienced a rapid increase in sales and marketing expenses associated with the hiring of a new sales force. General and administrative expenses increased for the three months ended October 31, 1997, primarily due to the costs associated with the opening of our Newton office, and the recruitment of a new chief executive officer and chief financial officer. General and administrative expenses have generally decreased as a percentage of revenues, primarily due to increased revenues.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily from the sale of preferred stock and other financing arrangements, such as a bank line of credit, a subordinated debt offering and a capital equipment financing. As of July 31, 1999, we had cash and equivalents of $3.6 million, which included $230,000 borrowed under our credit facilities.

     We entered into a revolving credit facility against accounts receivable in April 1999 which provides borrowings of up to $2.0 million. Borrowings under this credit facility bear interest at the prime rate, which was 8.0% as of July 31, 1999. Borrowings are due upon demand and are secured by substantially all of our assets. As of July 31, 1999, we had no outstanding balance on this credit facility. This agreement expires in April 2000. We have an equipment term loan which provides borrowings of up to $500,000 through September 1999 to finance the acquisition of computer hardware and furniture. As of July 31, 1999, we had an outstanding balance of $230,000 under this facility. Borrowings under this facility bear interest at 50 basis points above the prime rate. The loan is payable in equal installments over 36 months. We also entered into subordinated loan and security agreements in June 1996. Borrowings under these loans are $2.5 million, bear interest at a rate of 12.5% per annum and are secured by 2/3rds of the outstanding common stock of our subsidiary, MCK Telecommunications.

     Net cash provided by operating activities was $256,000 for the three months ended July 31, 1999. Net cash provided by operating activities during the three months ended July 31, 1999 was primarily due to decreases in inventory and increases in accounts payable and accrued liabilities, partially offset by net losses and increases in accounts receivable. Net cash used by operating activities was $402,000 in fiscal 1999. During fiscal 1999, net cash used by operating activities was primarily due to net losses and increases in accounts receivable and inventories, partially offset by increases in accounts payable and accrued liabilities. Net cash provided by operating activities was $82,000 in fiscal 1998. During fiscal 1998, net cash provided by operating activities was primarily due to decreases in inventory and prepaid assets and increases in accounts payable and accrued liabilities, partially offset by net losses and increases in accounts receivable.

     Net cash used in investing activities was $136,000 for the three months ended July 31, 1999. Net cash used was primarily the result of purchases of property and equipment. Net cash used in investing activities was $676,000 in fiscal 1999 and $566,000 in fiscal 1998. Cash was used during these periods to acquire property and equipment, a significant portion of which was used to expand our product validation laboratory. We currently do not have significant capital spending or short-term purchase commitments, but expect to continue to engage in capital spending in the ordinary course of business. We expense all software development costs as they are incurred.

     Net cash provided by financing activities was $226,000 for the three months ended July 31, 1999, which was related primarily to the establishment of an equipment term loan. Net cash provided by financing activities in fiscal 1999 was $2.5 million, which was primarily due to the issuance of preferred stock, partially offset by the repayment of subordinated debt. Net cash used by financing activities in fiscal 1998 was $748,000, which was primarily due to a decrease in short-term borrowings.

     We have incurred cumulative losses for the three year period ended April 30, 1999. Consequently, we do not have an objective and verifiable basis for concluding that it is more likely than not that we will generate taxable income in the foreseeable future. Accordingly, we have provided a valuation allowance covering our net deferred tax asset.

     We expect to experience growth in our working capital needs for the foreseeable future in order to execute our business plan. We anticipate that operating activities, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products. We believe that the net proceeds from this offering, together with our current cash and equivalents, cash generated from operations and available borrowings under our line of credit, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

YEAR 2000 READINESS DISCLOSURE

     Some computers, software, and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the Year 2000 approaches, and are commonly referred to as the "Year 2000 problem."

     Assessment. The Year 2000 problem affects the computers, software and other equipment that we use, operate or maintain for our business. Accordingly, we have organized a project team responsible for monitoring the assessment and remediation status of our Year 2000 projects. This project team is currently assessing the potential effects and costs of remediating the Year 2000 problem for our internal systems. To date, we have not obtained verification or validation from any independent third parties of our processes to assess and correct any of our Year 2000 problems or the costs associated with these activities.

     Internal infrastructure. We believe that we have identified mission-critical computers, servers and applications, and our business systems and related equipment used in connection with our internal operations that will need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. Upon completion of such evaluation, which we expect to occur by October 1999, we expect to commence the process of modifying, upgrading and replacing major systems that have been assessed as adversely affected, and expect to complete this process before the occurrence of any material disruption of our business.

     Systems other than information technology systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices, may be affected by the Year 2000 problem. We are currently assessing the potential effects and costs of remediating the Year 2000 problem on our office equipment and our facilities and expect this process to be completed by the end of the calendar year 1999.

     Products. We have tested and intend to continue to test all of our products for Year 2000 problems. Only our Branch Office EXTender 6000 and PBXgateway IP products have internal clocks, and we believe such product lines are Year 2000 compliant. None of our other products have time keeping capabilities and are therefore, by default, Year 2000 compliant. We currently do not expect any significant Year 2000 problems to arise with our products. We have generally represented to our indirect channel partners and end users that our products are Year 2000 compliant, and if that turns out to be untrue, these parties may make claims against us which may result in litigation or contract terminations.

     We estimate the total cost to us of completing any required modifications, upgrades or replacements of our internal systems will not exceed $100,000, almost all of which we believe will be incurred in calendar year 1999. Of the $100,000, approximately $40,000 has been used to upgrade existing systems through April 30, 1999, and the remaining amount will be used to replace non-Year 2000 compliant systems. All of the costs have been capitalized to date and we expect that future costs will also be capitalized. In addition, we have not deferred any material information technology projects as a result of our Year 2000 problem activities.

     Suppliers. We are in the process of assessing the readiness of our sole-sourced component suppliers. We expect that we will be able to resolve any significant Year 2000 problems with sole-sourced component suppliers; however, we cannot assure you that these suppliers will resolve any or all Year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure of these third parties to timely resolve Year 2000 problems with their systems could harm our business.

     Most likely consequences of Year 2000 problems. We expect to identify and resolve all Year 2000 problems that could adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all Year 2000 problems affecting us have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous for us to anticipate every possible problem. In addition, no one can accurately predict how many Year 2000 problem-related failures will occur or the severity, duration or financial consequences of these possibly inevitable failures. As a result, we believe that the following consequences are possible:

     - a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our indirect channel partners and end users that will divert management's time and attention and financial and human resources from ordinary business activities;

     - business disputes and claims for pricing adjustments or penalties due to Year 2000 problems by our indirect channel partners and end users; and

     - a number of serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

     Contingency plans. We are currently developing contingency plans to be implemented if our efforts to identify and correct Year 2000 problems affecting our internal systems are not effective. We expect to complete our contingency plans by the end of October 1999. Depending on the systems affected, these plans could include:

     - accelerated replacement of affected equipment or software;

     - short to medium-term use of backup equipment and software;

     - increased work hours for our personnel; and

     - use of contract personnel to correct, on an accelerated schedule, any Year 2000 problems that arise or to provide manual workarounds for information systems.

     Our implementation of any of these contingency plans could harm our business.

     Disclaimer. The discussion of our efforts and expectations relating to Year 2000 compliance are forward-looking statements. Our ability to achieve Year 2000 compliance and the level of incremental associated cost, could be adversely affected by, among other things, availability and cost of programming and testing resources, third-party suppliers' ability to modify proprietary software, and unanticipated problems identified in our ongoing compliance review.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     Interest Rate Risk. We have a fixed rate debt obligation. An increase in interest rates would not increase interest expense due to the fixed nature of our debt obligation or materially change the fair value of the debt obligation. We have cash equivalents that primarily consist of overnight money market accounts. A 100 basis point shift in interest rates would not result in a material change in interest expense, cash flows or the fair value of the cash equivalents.

     Foreign Currency Exchange Rate Risk. We primarily sell our products in U.S. dollars and therefore we are not generally exposed to foreign currency exchange risk. However, our Canadian subsidiary sells products to Canadian customers that it invoices in Canadian dollars. In fiscal 1999, this revenue accounted for 11.8% of revenues and for the three months ended July 31, 1999 it accounted for 8.5% of revenues. Transactions with our Canadian subsidiary, whose functional currency is the Canadian dollar, present us with foreign currency exchange risk. The principal transactions are buying and selling of inventory. The intercompany balance is denominated in U.S. dollars and changes in the foreign currency exchange rate result in foreign currency gains and losses. Using the intercompany balance at July 31, 1999, a 10% strengthening of the U.S. dollar against the Canadian dollar would result in a foreign currency transaction loss of $90,000.

                                    BUSINESS

OVERVIEW


     MCK Communications is a leading provider of remote access products for corporate telephone systems that enable corporations to extend the features and applications of those systems, which are known as private branch exchanges or PBXs, from the corporate office to remote branch offices and telecommuters over geographically dispersed public and private data networks. PBX systems are the most commonly used corporate telephone systems and deliver features such as three- or four-digit internal dialing and call forwarding and applications such as voicemail, automatic call distribution and interactive voice response. Our EXTender products cost-effectively deliver a unified enterprise-wide voice network by enabling the PBX to function as a corporate voice server that transmits voice and PBX applications to remote locations over corporations' existing data networks. In addition, our products reduce the total cost of ownership by utilizing corporations' current investment in voice and data equipment, and streamline network administration through the utilization of industry standard network management techniques.


INDUSTRY BACKGROUND


     Most businesses today have deployed separate networks to support voice and data communications. As the corporate world shifts from large, centralized organizations to distributed workforces with multiple branch offices and a large number of telecommuters, new demands are being placed on the traditionally localized corporate communications networks. While data networks have evolved to meet this challenge by offering high-speed remote data access and a high degree of interoperability among data systems and components, corporate telephone systems, or voice networks, have remained largely centralized and proprietary. Consequently, branch offices and telecommuters do not have cost-effective access to the features and applications of corporate telephone systems.


     This shift toward corporate decentralization results from a number of factors. The competitive advantage of being located near key customers, suppliers and partners and the competition for qualified employees are driving corporations to open branch offices in numerous geographic locations. We believe Fortune 5000 businesses have approximately 1.6 million branch offices. In order to retain employees and comply with expanding environmental regulation, corporations are also implementing large-scale telecommuting programs. According to the Gartner Group, the number of telecommuters worldwide is expected to grow from 35 million in 1998 to 140 million in 2003.


     Because of decentralization, corporations are increasingly challenged by the need to integrate voice and data networks across multiple locations. Corporations depend on company-wide communication to ensure critical internal collaboration, provide suitable levels of customer service and maintain operational efficiency and productivity by sharing resources across all locations. As the business environment becomes more competitive, a unified communications network will become increasingly important. These factors are driving demand for solutions that deliver an integrated network environment with all the features and applications found at corporate headquarters to distributed locations and employees.


Corporate Data Networks

     Initially, data networks were built upon mainframe computers that served a single office location, were accessible by a limited number of users and were too costly for small organizations. Over the past 20 years, advances in computer processing and networking technology have altered this centralized model to deliver cost-effective, high-speed distributed data processing and communications by using a client-server architecture. Corporations have been able to deploy equipment from multiple vendors that is interoperable throughout a local area network, or LAN, using multiple network protocols because of the adoption of standard communication protocols, internetworking technologies, and industry-standard system management platforms, as well as the use of open architectures. These same developments have also facilitated widespread data access through the deployment of remote access equipment capable of extending the reach of data networks beyond corporate locations over public and private networks to create wide area networks, or WANs.



     Today, branch offices and telecommuters access corporate data networks over a variety of circuit-based networks that were designed for voice service. These circuit-based networks are dedicated point-to-point connections that require corporations to constantly maintain sufficient bandwidth to meet their maximum communications requirements. The recent development of broadband technologies has resulted in the deployment of new packet-based networks. These next generation networks divide all types of data, including voice, into packets that can be simultaneously transmitted and reassembled into their original form at their final destination. As a result, these packet-based networks are more efficient in their use of available bandwidth than traditional circuit-based networks, thus minimizing network capacity constraints and management requirements.



     As a result of the growing demand for high-bandwidth applications, such as Internet and intranet access, a new generation of service providers is migrating from existing circuit-based networks to packet-based networks. The ability of packet-based networks to increase bandwidth availability and network efficiency, lower operating costs and simplify network administration has led service providers to make significant investments in packet-based networks in the public communications infrastructure. Next generation telecommunications service providers are creating new service offerings over private managed networks and public networks, such as the Internet and are using new technologies, such as Quality of Service, to offer both services over the same network. Widespread access to corporate data networks, coupled with the deployment of new packet-based networks, is enabling corporations to realize tremendous productivity gains due to increased collaboration, internal communication and sharing of resources. Examples of specific benefits include company-wide e-mail capabilities, company-wide access to the files and applications that are run from the corporate server and immediate access for remote workers.


Corporate Voice Networks


     Large corporate telephone systems are generally based on circuit-based networks and corporate telephone equipment known as private branch exchanges, or PBXs. Given the mission critical nature of voice communications and related applications, corporate telephone systems have been architected with numerous built-in fault tolerant and redundancy features and are designed to deliver 99.999% up-time reliability. In addition to delivering reliable voice service, PBXs have the capability to serve as the platform for more than 500 critical voice features and applications, including:


     - voicemail systems;

     - unified messaging systems that create a single interface for accessing voicemail, e-mail and fax messages;


     - automatic call distribution systems;


     - auto-attendant systems;

     - call accounting software;

     - least-cost routing applications; and

     - interactive voice response systems.

The PBX is also responsible for delivering features and capabilities such as:

     - phone numbering plans;

     - three- or four-digit internal dialing;

     - call transferring, conferencing and forwarding; and

     - receptionist call screening.


     The MultiMedia Telecommunications Association, or MMTA, estimates that the installed base of PBX-based corporate telephone systems in the United States in 1998 exceeded 45 million ports. In addition, the MMTA has reported that the market for these corporate telephone systems is growing. Since 1991 over

44 million lines have been added to both new and existing PBX-based corporate telephone systems. In 1998 alone, 7.4 million new lines were added to these corporate telephone systems. Full-featured PBXs typically cost between $100,000 and $1.0 million, and are designed for large, centralized corporate environments with 50 or more users. In addition, corporations often spend as much on the applications supported by their corporate telephone systems as they do on the equipment itself. According to the MMTA, over $25 billion has been spent on PBX-based corporate telephone systems in the United States since 1991.



     Despite the reliability and functionality of centralized circuit-based voice networks, the features and applications of today's PBX-based corporate telephone systems cannot be cost-effectively extended to small branch offices and telecommuters. A number of factors have created this deficiency. Technical limitations of these systems cause the quality of voice transmission to degrade beyond a limited distance. In addition, the high cost associated with deploying a PBX-based telephone system and its supported voice applications typically makes them prohibitively expensive for small branch offices and telecommuters. Accordingly, corporations seeking to extend voice applications to small branch offices have the following voice options, all of which have significant limitations:



     - Key Systems. Key systems have functionality similar to PBXs but have been cost-effectively architected to service small office environments. Accordingly, they lack the full feature set and scalability of more expensive PBX-based corporate telephone systems. Key systems have limited interoperability with PBX systems, and consequently function as stand-alone voice systems with separate voice applications that create inefficiencies and network management complexities in a multi-office environment.



     - Centrex. Centrex is a business telephone service that is offered by local telephone companies from their central offices. While Centrex offers many of the same features as PBXs, its effectiveness is constrained by phone companies' capacity, its lack of interoperability with PBXs, its geographic limitations and its reliance upon the local phone company for service and support. In addition, full-featured Centrex service for a small office can be a prohibitively expensive solution.



     - Off-Premises Extension. An Off-Premises Extension is a dedicated telephone line that originates from a PBX and extends a subset of PBX features and applications to remote users. These offerings cannot support digital telephone sets, and require an expensive dedicated leased line or private network connection.



     - LAN and Windows NT PBXs. Recently introduced solutions from data networking vendors, such as LAN and Windows NT-server based PBXs, lack the full feature set of traditional PBXs and have limited ability to network with the corporate PBX, thus also failing to give an enterprise a unified voice network.


The inability of these voice options to fully network with the PBX has caused corporations to deploy separate voice networks for their branch offices and telecommuters, limiting the effectiveness of corporate communications and increasing the burden on systems administrators. In addition, corporations seeking to extend voice applications to telecommuters presently have no cost-effective, full-featured solutions.

The Opportunity for PBX-based Remote Voice Access over Data Networks


     As business organizations decentralize, remote access to the corporate communications network is becoming increasingly important. While data networks have evolved to meet this critical business requirement, there is a need for a suitable voice solution that cost-effectively utilizes the PBX and its features and applications to offer corporate voice applications to small branch offices and telecommuters. Furthermore, in order to lower costs and simplify network administration, corporations are increasingly demanding that distributed voice and data services be offered over the same centrally-managed corporate communications infrastructure. This convergence of voice and data is made possible by technology that can convert voice transmissions into packets of data and advances in Quality of Service which enable the transmission of voice over private managed data networks and public data networks, such as the Internet. Accordingly, to deliver remote voice access over data networks, a solution should be capable of packetizing voice and PBX signaling information, information that is proprietary to each type of PBX system and is required to interface with these systems in order to deliver the features and applications supported by these systems. As a result of its reliability, the wide variety of applications that it supports and the size of its installed base, PBXs are pervasive in large, corporate enterprises and are likely to remain entrenched as the central corporate system on which new voice applications are developed and deployed. Thus, solutions for the remote voice marketplace must offer a centrally-managed interface to proprietary PBX-based corporate telephone systems and have the capability of packetizing and transmitting voice and PBX signaling information over both traditional circuit-based data networks and emerging packet networks.


THE MCK EXTender SOLUTION


     We develop and market products that enable enterprises to effectively deliver all of the voice features and applications that exist at the corporate office to branch offices and telecommuters. Our technology allows enterprises to create a unified, enterprise-wide voice network by enabling the PBX to function as a corporate voice server that transmits packetized voice and the signaling information that is proprietary to each PBX to remote locations over existing data networks. This signaling information is necessary to interface with each type of PBX system to deliver the features and applications supported by these systems. In addition, our products reduce the total cost of ownership by allowing corporations to use their existing investments in voice and data equipment, and streamline network administration through the utilization of industry standard network management techniques.



     The following are the key attributes of our solution:



     Full-Featured Remote Voice Access. Our EXTender solutions provide the features and applications of corporate telephone systems to branch office employees, telecommuters and remote call center agents over circuit and packet networks. Our solutions allow these remote workers to utilize PBX features such as three- or four-digit internal dialing, call transferring and conferencing, and PBX applications such as voicemail, unified messaging and automated call distribution. Extending these corporate voice applications to remote employees increases productivity, facilitates internal collaboration and delivers to external callers transparent access to all telephone extensions throughout a corporation.



     Digital Line Extension Technology. The features and applications of the PBX reside on its digital line or user side. We have developed proprietary software and hardware interfaces that extract the voice and PBX signaling information from the user side of the PBX which is also known as the digital line side. Our products then packetize and transmit this information to our remote devices over existing data networks. Utilizing this captured information, our remote products mimic the digital line side of the PBX, thereby transparently connecting the user's digital telephone set to the corporate PBX. As a result of this product architecture and our experience in interfacing with the proprietary digital line or user side of most leading PBX vendors, our products enable corporations to deploy effective remote voice solutions without significant reconfigurations or upgrades to their existing PBX-based corporate telephone systems. Similarly, our products enable branch offices and telecommuters to use their digital telephone sets and existing user interfaces to transparently access their corporate PBXs.



     Packet Voice Architecture. Our extensive experience in packetizing voice, PBX signaling information and voice applications enables us to deliver a complete remote voice solution over traditional circuit-based networks and emerging packet-based networks. Utilizing our proprietary Remote Voice Protocol, or RVP, software platform and our standardized hardware architecture, we packetize, compress, encode, transmit and decode voice over networks such as asynchronous transfer mode, or ATM, digital subscriber line, or DSL, fiber, frame relay, IP, integrated services digital network, or ISDN, leased line, T-1, fractional T-1 and traditional telephone networks. Our products enable next generation service providers such as the emerging digital subscriber line and cable network operators to provide MCK EXTender functionality as a value-added service offering to corporations for branch offices and telecommuters over public and private data networks.



     Lower Cost Solution. Our products provide a cost-effective solution, lowering costs in the following areas:


     - Transmission. Our products lower transmission costs by consolidating voice and data traffic over a single network, eliminating local loop service charges and enabling remote users to utilize volume-based, corporate long distance rates.

     - Management. Our recently introduced products provide telecom managers the ability to centrally manage our remote devices using Telnet, hypertext mark-up language, or HTML, and simple network management protocol, or SNMP, with graphical user interfaces. Our customers can use these remote monitoring and diagnostic capabilities to solve problems on-line, thereby reducing the time and cost associated with dispatching a technician to a remote site.


     - Equipment. Our products enable corporations to utilize their existing capital investment in PBX-based corporate telephone systems, voice applications and data networks, thereby eliminating the need to expend significant additional capital on disparate, incompatible solutions such as key systems.


     - Facilities. Our products allow corporations to reduce physical facility costs and infrastructure investments by enabling employees to work effectively outside of corporate locations.


     Compatibility with Leading PBX Manufacturers. We have worked with Alcatel, Lucent, NEC and Nortel Networks to develop interfaces between our RVP software platform and their primary PBX-based corporate telephone systems. These manufacturers have tested and validated in their labs that our RVP platform is interoperable with their primary PBX products, including 4400/4200 (Alcatel), DEFINITY (Lucent), NEAX 1000/2000/2400 (NEC), Meridian (Nortel Networks), and Norstar (Nortel Networks) equipment. According to Dataquest, these four manufacturers represent approximately 65% of the U.S. PBX market share for large enterprise customers.


STRATEGY


     Our strategy is to become the leading provider of solutions that extend corporate telephone systems to branch offices and telecommuters of Fortune 5000 businesses. The following are the principal elements of our business strategy:



     Maintain technology leadership. Our technology enables us to provide products that distribute the features and applications of corporate telephone systems to branch offices and telecommuters. Our technology leadership is the result of our knowledge and experience interfacing with proprietary PBX systems, our ability to packetize voice and the PBX signaling information required to interface with each of the PBX systems we support and our understanding of how to condition packet voice for transmission over circuit and packet networks. We intend to continue to leverage our existing expertise to develop new products and applications that target broadband markets. We will also continue to work with third-party software and hardware manufacturers to ensure the interoperability between our solutions and a wide range of networking equipment in order to facilitate ease of deployment and ensure that we can transmit packet voice within multiple network environments.



     Establish our Gateway products as platforms for new voice applications. We intend to establish our Gateway products as platforms for the delivery of new applications and services to branch offices and telecommuters. Our products are positioned on the line-side of the PBX, which enables us to extend its full features and applications to remote locations with minimal impact on the existing corporate telephone system or its resident software applications. We believe that this non-intrusive implementation, and our products' positioning as an extension of the corporate PBX, strategically positions us to develop new software components, as well as incorporate third-party software applications, to provide new features and applications for remote users.


     Expand distribution, marketing and technology relationships. We will continue to establish distribution, marketing and technology relationships with PBX vendors, service providers and distribution channel partners to further penetrate our target markets and develop our products. We have development, marketing and distribution relationships with Alcatel, Lucent and NEC and distribution relationships with Nortel Networks and its major channel partners such as Bell Canada, BellSouth, GTE and Williams Communications. We have also established a number of other important distribution channel relationships such as with SBC and Sprint North Supply. In addition to expanding our field sales and systems engineering forces, we will continue to work with our channel partners to focus on major corporate accounts. Furthermore, we will continue to build additional channels, both in the U.S. and international markets, to expand the distribution of our products.

     Work with broadband equipment vendors and next generation service providers. We are working with a number of leading broadband equipment vendors and next generation service providers to jointly develop service offerings based on our technology that can deliver our application over broadband networks. We jointly developed a broadband product with Copper Mountain and are in the process of developing other product sets with Copper Mountain and other broadband equipment vendors. We are also working with leading service providers such as Rhythms NetConnections to develop service offerings based on our new broadband product set. We have entered into a distribution agreement with Rhythms pursuant to which it markets a service called PBXpress that delivers remote PBX voice to its customers by bundling our equipment into this service offering. We anticipate entering into new relationships with broadband equipment vendors and next generation service providers such as competitive local exchange carriers, or CLECs, Internet service providers, or ISPs, and managed service providers to enhance our leadership position.



     Continue to target Fortune 5000 corporations. We intend to continue to focus our distribution strategies on Fortune 5000 corporations. These organizations have made substantial capital investments in their existing PBX-based telephone systems and have significant numbers of branch offices and telecommuters. Accordingly, these corporations have the most to gain from an integrated voice network. We are well positioned to target the Fortune 5000 market because our products interface with PBX systems from Alcatel, Lucent, NEC and Nortel Networks. We will work with our existing and new partners to increase the market opportunity for, and drive market acceptance of, our products.


TECHNOLOGY


     We have developed expertise in digital line extension and the packetization of voice for transmission over data networks to address the technology challenges of extending the features and applications of corporate telephone systems to remote locations. Another key component of our technological advantage is the highly flexible software and hardware architecture upon which we build our remote voice solutions. We will continue to invest significant resources to maintain and extend our technological advantage.


Digital Line Extension Technology


     The rich features and applications of corporate telephone systems are accessed through the proprietary user or digital line side of the PBX. These line-side interfaces enable the delivery of the features and applications of PBX-based corporate telephone systems to digital telephone sets. As a result of our years of experience in working with major PBX manufacturers, we have gained a significant understanding of these line-side interfaces and have developed line-side software interfaces to a number of today's PBX-based corporate telephone systems. In addition to our software interfaces, we have developed a hardware subsystem capable of duplicating the electrical interfaces of Alcatel, Lucent, NEC and Nortel Networks PBX systems. These line-side software and hardware interfaces extract the voice and the PBX signaling information required to interface with PBX systems and, using our RVP software platform, packetize this voice and PBX signaling information for transmission over data networks to our remote voice access products. We have developed messaging software that transmits this voice and PBX signaling information from our remote voice access products to the digital telephone sets of the PBX manufacturers that we support, thereby transparently connecting these sets to the PBX.


Delivery of Packet Voice with Remote Voice Protocol

     To deliver voice over data networks, solutions must convert voice into packet form and then transmit these voice packets alongside data packets. Despite the advantages of simultaneous transmission of voice and data, there are also a number of technological challenges to delivering voice over data networks because audio quality can be distorted by jitter and latency associated with congestion on the data network.


     Our proprietary software platform, RVP, packetizes, compresses and encodes circuit voice and PBX signaling information for secure transmission over data networks. We have implemented both industry standard and proprietary voice prioritization and voice fragmentation techniques that use bandwidth efficiently while also ensuring that delay sensitive voice packets are delivered with the quality expected from voice. Much of this technology revolves around our core expertise in developing software that runs on standard digital signal processors, which are required for encoding voice for transmission over bandwidth constrained networks. In particular, we have designed and implemented the following software features in our products to improve the quality of packet voice transmission, minimize system delay and jitter, and utilize bandwidth efficiently:

     - Voice Compression. We integrate a number of industry standard voice coding algorithms, including G.711, G.726, G.729A and G.723.1, that compress voice to reduce the total bandwidth required for transmission.

     - Echo Cancellation. We deliver echoless voice by integrating industry standard acoustic echo cancellation technology, known as G.165, to which we have made proprietary enhancements.

     - Silence Detection. Our proprietary silence detection technology eliminates unnecessary transmission of voice packets during the periods of silence that occur in normal conversation, freeing bandwidth for other uses.

     - Comfort Noise. We incorporate technology that inserts comfort noise during periods of silence so that users do not inadvertently think that the phone call is no longer active.

     - Jitter Buffering Techniques. Our products adapt to the real-time irregularities in network transmission and ensure all traffic reaches its endpoint at the appropriate time by introducing delay that is unrecognizable to the user.


     - Dual Tone Multi-Frequency Processing Technology. Dual tone multi-frequency tones are generated by depressing buttons on digital telephone sets, enabling the digital telephone set to recognize dialed numbers used for outbound calls and for applications such as voicemail. Our proprietary technology improves the transmission of these tones over packet networks.



     We have significant experience in transmitting packet voice over both low-speed, traditional telephone networks and higher speed, broadband networks. We have developed network interfaces for the delivery of remote voice over traditional telephone and integrated services digital network, or ISDN, connections and have incorporated third-party network devices to support T-1, leased line and frame relay networks. In addition, to deliver data alongside our packet voice transmission, we have expertise in terminating dial-up networking connections and bridging standard data traffic.


Remote Voice Product Architecture


     We develop our products using a combination of proprietary and commercial hardware and software subsystems. Our product architecture enables these subsystems to be configured and adapted in order to deliver a broad range of enterprise voice product solutions, thereby minimizing product development cycles and maximizing manufacturing efficiency. Our products are fully compatible with the large installed base of telephone systems from Alcatel, Lucent, NEC and Nortel Networks, and require no design modifications or upgrades to these systems or their respective digital telephone sets.



     We have designed a standard hardware architecture that serves as a common platform for our software modules. We use industry standard digital signal processors and programmable logic devices to build a standard hardware platform that can be software modified to support different applications or telephone systems without requiring a hardware change. We have also architected our products with a variety of standard telephony and data network interfaces to ensure that we can transmit packet voice over the multiple network environments currently available.



     All of our products share a common software library of functional modules that comprise our digital line interface software subsystem and our RVP software platform. Our digital line interface software subsystem is responsible for the interface to the proprietary software located on the digital line of the PBX. This software subsystem has been designed to emulate a majority of the PBX-based corporate telephone systems on the market today without requiring a change to our hardware architecture. This flexible software architecture also enables us to easily add software support for new PBX-based corporate telephone systems. Our RVP software platform is responsible for packetizing voice and PBX signaling information, as well as conditioning these voice packets for transmission over data networks. RVP has been engineered to enable new features to be easily and quickly introduced in parallel to its existing capabilities.

     All the software development for our IP EXTender 4000, EXTender 3200 for IDSL, Branch Office EXTender 6000 and PBXgateway IP product lines runs on the VxWorks real-time operating system from Wind River Systems. This industry standard operating system provides our engineers with a standard development environment in which to design new proprietary software applications and easily incorporate third-party software applications. A standard development environment such as VxWorks allows for the rapid prototyping and application development necessary for our products that serve as platforms for future applications.

PRODUCTS


     We have worked with Alcatel, Lucent, NEC and Nortel Networks to develop interfaces between the proprietary software of these leading PBX vendors and our RVP software platform and standard hardware architecture. We generally enter into contracts with these PBX vendors which provide us access to their proprietary software and grant us rights to develop, manufacture and sell products which interface with each vendor's equipment. As a result of these relationships, we have developed substantial expertise in understanding and interfacing with these proprietary corporate telephone systems. These manufacturers have tested and validated in their own labs that our RVP platform is interoperable with a variety of their equipment. Currently, our EXTender series of products is compatible with the following PBX systems: 4400/4200 (Alcatel); DEFINITY (Lucent); NEAX 1000/2000/2400 (NEC); Meridian (Nortel Networks) and Norstar (Nortel Networks).


     The EXTender solution consists of the following component parts:


     - Customer Premise Equipment. Single- or multi-user remote location client devices that service branch offices, remote call centers and telecommuters; and



     - Corporate PBX Gateways. Products located at the corporate location that extend voice traffic and PBX applications to our customer premise equipment devices.



     Our EXTender series of products enables corporations to provide the functionality of corporate telephone systems and all of their supported applications to users who traditionally have not had access to the corporate telephone system and its voice applications because of the limitations of current systems. Our products enable the PBX to act as a server that distributes the features and applications of PBX-based corporate telephone systems to remote locations over networks such as ATM, DSL, fiber, frame relay, IP, ISDN, leased line, T-1, fractional T-1 and traditional telephone connections. Remote voice users can utilize digital telephone sets identical to the sets deployed in the corporate headquarters and access the corporate voice system for applications such as voicemail, automated call distribution and interactive voice response, and features such as three- or four-digit internal dialing, conferencing and call forwarding. By enabling all employees, regardless of location, to have access to the corporate voice system, our EXTender solutions create a single, unified voice network.



Customer Premise Equipment



     Our single-user product line enables telecommuters and remote call center agents located in remote locations to connect to the corporate telephone system and data network over public and private networks.



     - EXTender 1000+. The EXTender 1000+ is a single-user device that supports both voice and data over a single traditional telephone line. The remote user's personal computer and full-featured digital telephone set plug into the product, which terminates and multiplexes voice and data over a single telephone line. The product contains a built-in, industry-standard 56 kilobits per second, or Kbps, modem which enables the user to access the corporate data network and supports standard Windows-based, dial-up networking technology. The EXTender 1000+ unit is situated at the remote location and connects to either another EXTender 1000+ unit or a PBXtender gateway product located at the corporate PBX site. In the future, the EXTender 1000+ will also be able to connect to a PBXgateway IP product located at the corporate PBX site.


     - EXTender 3000. The EXTender 3000 is a single-user device that supports both voice and data over an integrated services digital network, or ISDN, connection. An integrated services digital network connection is composed of two 64 Kbps channels that each can deliver a separate network connection. With its built-in network interface, the EXTender 3000 enables the remote user to connect a digital telephone set and a personal computer into the EXTender 3000. The EXTender 3000 unit situated at the remote location is connected to either another EXTender 3000 unit or a PBXtender gateway product located at the corporate PBX site. In the future, the EXTender 3000 will also be able to connect to a PBXgateway IP product located at the corporate PBX site. There are three versions of the EXTender 3000:



        - EXTender 3000S and EXTender 3000T. The EXTender 3000S and the EXTender 3000T utilize a serial data connection and offer simultaneous voice and data multiplexed over one channel. The second channel is available for analog devices such as a fax, additional phone or a modem. The EXTender 3000T uses standard Windows-based, dial-up networking technology to enable the user to set up a dial-up network connection to a remote access server at the corporate location.



        - EXTender 3000E. The EXTender 3000E offers dedicated voice over one channel and a 64 Kbps Ethernet data connection on the second channel. The EXTender 3000E uses an Ethernet port and bridging technology to enable simultaneous voice and data network access capabilities. In addition, standard hardware compression technology is utilized to significantly enhance data throughput. When not used for Ethernet data, the second channel is available as an analog port, supporting a fax, additional phone or modem.


                         CAPTION: SINGLE-USER PRODUCTS

     Diagram of single-user product configuration between a corporate location at which a PBX and data server reside, utilizing PBXtender, and two remote locations, each with a personal computer and telephone set, utilizing an EXTender 3000 and EXTender 1000+ via ISDN or a traditional telephone network.

     - EXTender 3200 for IDSL. The EXTender 3200 for IDSL is a single-user device that delivers voice and data over an integrated digital subscriber line, or IDSL, network connection. IDSL is a digital subscriber line-enabled integrated services digital network connection that combines both channels into one digital connection that can simultaneously transmit packet voice and data. The product was developed in conjunction with Copper Mountain and interoperates with its equipment located in the central offices of service providers that transmits voice and data traffic to and from end users. The EXTender 3200 for IDSL connects to a PBXgateway IP product located at the corporate site. This product is currently in customer trials and is expected to be commercially available by the fourth quarter of calendar year 1999.



     - IP EXTender 4000. The IP EXTender 4000 is a single-user product that delivers PBX voice over IP networks. The product requires an external network termination device and delivers IP-based voice over data networks. The IP EXTender 4000 connects to a PBXgateway IP product located at the corporate site. This product is currently in customer trials and is expected to be commercially available by the fourth quarter of calendar year 1999.



     Our branch office product connects remote offices to the corporate telephone system over data networks.



     - Branch Office EXTender 6000. The Branch Office EXTender 6000 is a multi-user product that supports 8 remote users and will scale to support 12 users in the fourth quarter of calendar year 1999. The product was constructed with standard 19-inch, rack-mountable hardware so a number of units can easily be deployed together to service larger remote offices. In addition, the product has dual external network interfaces that allow for multiple options and redundancy capability and transmits voice over a wide variety of data networks including ATM, DSL, fiber, frame relay, IP, ISDN, leased line, T-1 and fractional T-1 connections. The Branch Office EXTender 6000 can be centrally administered over a Telnet connection, an in-band RVP connection, or with SNMP or HTML interfaces. The product's ability to dynamically allocate bandwidth between multiple users allows for flexible configurations and bandwidth conservation. The Branch Office EXTender 6000 located at the remote office connects to either another Branch Office EXTender 6000 unit or a PBXgateway IP located at the corporate PBX site.


                                    GRAPHIC
CAPTION: MULTI USER PRODUCTS

 The diagram is divided into two sections, labeled "Corporate Location" on the left and "Remote Location" on the right. The diagram shows a corporate PBX-based telephone system connected to a Branch Office EXTender 6000 connected to a non-MCK product. The non-MCK product connects independently to public and private networks. At the remote location, the diagram shows a network termination device that connects to public and private networks. The network termination device connects to a Branch Office EXTender 6000 and a local area network. The Branch Office EXTender 6000 is connected to multiple telephone sets.

Corporate PBX Gateway Products


     Our PBX gateway products, located at the corporate PBX site, interface with the line side of the PBX and create extensions of voice and PBX applications to our customer premise equipment.



     - PBXtender. The PBXtender is a high density PBX gateway product that can support up to 24 ports per chassis. The PBXtender currently supports our EXTender 1000+ and EXTender 3000 product lines. The PBXtender can be configured to support up to 12 line cards that may be mixed and matched to support up to 12 analog users or 24 integrated services digital network, or ISDN, users simultaneously. The product also has a Windows-based graphical user interface to enable remote management and diagnostics of our customer premise equipment.



     - PBXgateway. The PBXgateway supports a range of our products, including both multi-user and single-user customer premise equipment. Depending upon the version of the product, the PBXgateway will transmit voice over a wide variety of data networks including ATM, DSL, fiber, frame relay, IP, ISDN, leased line, T-1 and fractional T-1 connections. The PBXgateway can be centrally administered over a Telnet connection, an in-band RVP connection, or with SNMP and HTML interfaces.



        - Branch Office EXTender 6000. The Branch Office EXTender 6000 unit, located at the corporate PBX site, extends the functionality of the corporate PBX to a Branch Office EXTender 6000 located at the remote office site. This product will transmit voice over ATM, fiber, frame relay, ISDN, leased line, T-1 or fractional T-1 network connections.



        - PBXgateway IP. The PBXgateway IP extends the functionality of the corporate PBX to a variety of our multi-user and single-user IP products, including the Branch Office EXTender 6000, EXTender 3200 for IDSL, and the IP EXTender 4000. The PBXgateway IP can support up to 12 simultaneous users across any of these products over multiple types of broadband networks. As part of our strategy, we are positioning this product as a platform to deliver new applications and services to our customer premise equipment, utilizing both new software components that we intend to develop and third-party software applications that we intend to incorporate into the product. The PBXgateway IP is currently in customer trials and is expected to be commercially available by the fourth quarter of calendar year 1999.

Graphic
CAPTION: BROADBAND NETWORK PRODUCTS CURRENTLY IN CUSTOMER TRIALS

The diagram is divided into four sections, labeled "Corporate Office" on the left, "Remote Locations" on the top right, "Branch Office" on the right center and "Telecommuter" on the bottom right. The diagram shows a PBXgateway IP connected to a PBX-based corporate telephone system and a network termination device. The network termination device independently connects to public and private packet networks. At the remote location, the diagram shows a network termination device that connects to public and private packet networks. An IP EXTender 4000 connects to the network termination device, a personal computer and a telephone set. At the Branch Office, the diagram shows a network termination device that connects to public and private pocket networks as well as personal computers. A Branch Office EXTender 6000 connects to the network termination device and multiple telephone sets. At the Telecommuter location, the diagram shows an EXTender 3200 for IDSL. The EXTender 3200 for IDSL is connected to a personal computer and a telephone set.


Other Products



     - Digital-to-Analog Recording Interface. Our Digital-to-Analog Recording Interface converts digital voice from proprietary PBXs into a standard analog audio output so that voice calls can be recorded on any voice logger or recording device. We offer 3 configurations that support from 2 to 48 lines, and are modular in nature, allowing for easy expansion to accommodate more users. Our Digital-to-Analog Recording Interface is compatible with the following voice systems: DEFINITY (Lucent); Meridian (Nortel Networks); Norstar (Nortel Networks); and DMS Centrex (Nortel Networks).



     - Telebridge. The Telebridge series of products emulates digital PBX telephone sets and terminates calls, allowing computer telephony integration, or CTI, applications to interface with legacy PBX systems.

SALES AND MARKETING

     We primarily sell our products through an indirect distribution system that includes the following channels: OEMs and private label partners, ILECs, systems integrators and distributors, telecom and datacom VARs, and broadband service providers. We support our sales channels with our own internal sales professionals as well as marketing programs, educational programs, field technical support and telephone technical support. At July 31, 1999, our sales team was composed of a vice president of sales, eight regional sales managers, three systems engineers, three channel sales managers and two sales administrators. Our multi-channel strategy enables us to create end-user demand for our products and services, and access corporate opportunities identified by our channel partners, while also allowing the customers to choose the reseller that is most appropriate for delivering those products and services to them.

                       OUR PRIMARY DISTRIBUTION CHANNELS

OEMs and Private Label Partners.....    Alcatel, Bell Canada, Dictaphone, Lucent,
                                        NEC
ILECs...............................    BellSouth, GTE, SBC
Systems Integrators and
  Distributors......................    Anixter, Dacon, Ingram Micro, Sprint North
                                        Supply, Williams Communications
Telecom and Datacom VARs............    Northwest Extension, PB Exchange, Stevens
                                        Communications, TeleCommute Solutions
Broadband Service Providers*........    AT&T Local Services, HarvardNet, JATO
                                        Communications, Northpoint Communications,
                                        Rhythms NetConnections, UUNet (MCI WorldCom)

---------------
* Products in pre-release testing; channel under development

     Our regional sales managers provide support to all of the channels in their geographic territory. They work closely with our channel partners, participating in end-user briefings, proposals, product training sessions, end-user seminars, trade shows and other demand generating activities. In addition, regional sales managers are involved in generating and qualifying end-user leads that are closed in partnership with our indirect channels.

     Our field-based systems engineers, located in Alberta, Tennessee and New Jersey, provide our channels with technical training and perform pre- and post-sale technical support for our channels and end-user customers. All of our systems engineers have in-depth industry experience and product expertise. They assist our channel partners with proposals, configurations, requests for quotations and executive briefings, and perform other consultative duties.

     Our channel sales managers work at a corporate level with all of our largest channel partners in developing sales and marketing plans that are implemented at the field levels. These channel sales managers are primarily responsible for driving business through the Lucent, NEC and Nortel Networks channels. They also work with our regional territory managers on large sales opportunities and national accounts.

     Our distribution channels are responsible for identifying potential business customers, selling our products as part of complete solutions, and installing and supporting the equipment at end-user sites. We generally establish relationships with our most significant distribution channels through written distribution agreements that provide pricing, discounts, and terms and conditions under which they may purchase our products for resale. These agreements are generally non-exclusive, may be terminated at will and do not prevent our resellers from carrying competing lines or require our resellers to attain specific sales levels. A number of our distribution channels resell our products without written agreements, with terms determined on a purchase order basis. We provide significant sales, marketing, training and technical support to our channels.

     Sales outside of the United States accounted for 18.3% of sales in fiscal year 1999. We sell globally through Alcatel, Lucent and NEC. In addition, we have a distribution arrangement with Dacon Electronics plc for European sales of Nortel Networks-based products, as well as distribution arrangements with 10 other international distributors.

     We focus our marketing efforts on awareness generation, lead generation and sales support activities. Our marketing audience includes existing and prospective customers, channel partners, trade and business press, industry analysts and others who are influential in the industry.

     We participate in over 20 trade shows annually, taking advantage of joint marketing opportunities with our resellers and channel partners whenever possible. Trade show efforts include shows in the telecommunications, teleworking, CTI, networking, call center and service provider industries. We participate in many seminars with our resellers, as well as all major PBX user group events and industry-related conferences. We use direct marketing programs to generate awareness and qualified leads. Many campaigns are executed in conjunction with our resellers, customized with their messages and contact information and then mailed to their prospect and customer lists. Our web site serves as an information source for end users, prospects and channel partners, as well as a lead generation tool and customer service resource. Additionally, we dedicate significant marketing resources to public relations activities, generation of product and partner press releases, speaking opportunities, by-lined articles, product reviews, customer success stories and editorial coverage.

     To support our sales channels, we prepare training materials, presentations, collateral, cost-justification tools, case studies, product configurations, fact sheets, product introduction kits and distributor success guides. Our regional sales managers and systems engineers regularly visit our reseller offices and conduct product and technical training. Our marketing database and sales force automation system currently contains over 20,000 records that can be segmented and are marketed to regularly.

CUSTOMER SUPPORT

     A high level of customer support and service is critical to developing long-term relationships with our major distribution channels and end-user customers. The majority of our service and support activities are related to installation support and initial network configuration issues. In North America, we also offer a variety of comprehensive and flexible maintenance and support programs including basic product warranty, installation services, 24 hours a day, 7 days a week remote telephone support and onsite maintenance services. Our products are architected with support in mind. For example, our branch products are engineered with remote monitoring, management and diagnostic capabilities so that problems can be diagnosed on-line, thereby reducing the time and costs associated with dispatching a technician to a remote site.

     A number of our distribution partners support our products. These distribution partners provide installation, onsite maintenance and telephone support services to our end users. To complement this service infrastructure, we have engaged Vital Network Services, an outsourced technical support and customer services organization, to provide fee-based telephone support, installation and onsite maintenance services. We sell these services directly and indirectly to end users. To date, our revenues attributable to customer service and support services have been immaterial. We provide high-level, back-up technical support and engineering assistance for both our distribution partners and Vital Network Services. We have established strict escalation guidelines with both our distribution channels and Vital Network Services to ensure that the appropriate technical resources and management attention within our company are focused on problems that are not solved in a timeframe commensurate with the problem's priority.

     At July 31, 1999, we employed five people in customer support. Although we may augment our Newton, Massachusetts and Calgary, Alberta-based support staff, we do not intend to recruit our own direct field service and support organization.

CUSTOMERS

     We sell substantially all of our products through independent channel partners. The following is a representative list of our indirect channel partners responsible for revenues of $50,000 or more in the 12 months ending July 31, 1999:

Alcatel                 Dacon Electronics         PB Exchange
Ameritech               Dictaphone                Positron
Anixter                 GTE                       SBC
BC Tel                  Loffler Business Systems  Sprint North Supply
Bell Canada             Lucent                    Stevens Communications
BellSouth               Mitel                     TCI
Charter Communications  NEC                       Teleswitch
Coastcom                Northwest Extension       Williams Communications

     For the fiscal year ended April 30, 1999, Lucent accounted for approximately 46.7% of our revenues, which consisted of Lucent-branded products that constituted 43.7% of our revenues and MCK-branded products that constituted 3.0% of our revenues. Lucent-branded products are MCK products that Lucent sells under its own name. For the three-month period ended July 31, 1999, Lucent accounted for approximately 46.3% of our revenues, which consisted of Lucent-branded products that constituted 29.6% of our revenues and MCK-branded products that constituted 16.7% of our revenues. No other customer represented over 10% of revenues in either period. Approximately 78.7% and 74.3% of our revenues were derived from ten customers in fiscal 1999 and in the three-month period ended July 31, 1999, respectively.

     The following is a representative list of end users, by vertical market segment, that have deployed multiple systems:

  FINANCIAL/INSURANCE           TECHNOLOGY         GOVERNMENT/EDUCATION     HOSPITALITY/TRAVEL
  -------------------           ----------         --------------------     ------------------
Arthur Andersen          3M                        American Diabetes     American Express Travel
Bankers Trust            Ameritrade                  Association         Avis
Bear Stearns             Ascend                    City of San Antonio   Maritz
Comdisco                 Bottomline Technologies   Massachusetts State   Promus Hotels
Deloitte & Touche        Citrix Systems              Police              Travel Services
Fidelity                 Digital (Compaq)          New York University     International
General Auto Insurance   Landmark Systems          U.S. Postal Service   United Airlines
MFS                      Northrop Grumman                                World Travel Partners
Merrill Lynch
Nationsbank (Bank of     TELECOM/MEDIA             OTHER
  America)                                         Argon
Option One               CNN                       Circuit City
Prudential Securities    Harte-Hanks               Federal Express
Safeco                   Sitel                     Otis Elevator
Sun Trust                TCI                       Pacificorp
TD Waterhouse Group      Turner Broadcasting       Pfizer

Case Studies

     Representative examples of the manner in which our products have been used are set forth below.


     Circuit City is a leading national retailer of brand-name consumer electronics, personal computers, major appliances and entertainment software, with over 590 store locations nationwide. As a part of its telecommuting program, Circuit City has used our EXTender 1000+ and EXTender 3000 product lines to connect its telecommuters to its corporate voice network. Our products enable Circuit City to provide its employees with effective access to their corporate PBX and its applications.

     General Automobile Insurance Services, Inc. (GAIS) provides a full range of automotive insurance services. GAIS has established a single toll-free number that rings in their corporate headquarters to handle all customer service and information requests. GAIS is using the MCK EXTender 1000+ and EXTender 3000 products to route incoming calls to the appropriate call center agents at multiple locations, thereby enabling GAIS customers to reach any agent in any office depending upon the specific nature of customers' call. In addition, GAIS is also using our Branch Office EXTender 6000 to provide remote offices with transparent access to its corporate voice network.


     Maritz Inc. has been in business since 1894 and, at over $2 billion in revenue, is one of the largest sources of integrated performance improvement, travel and marketing research services globally. As a part of its telecommuting program, Maritz uses our EXTender 3000 products to connect a number of telecommuters to its corporate voice network. Our products enable Maritz to expand its recruiting reach and improve employee productivity and retention, while reducing office space demands. In addition to the EXTender 3000, Maritz also uses our Branch Office EXTender 6000 to integrate multiple facilities to its existing corporate PBX system over its data network.


RESEARCH AND DEVELOPMENT

     To maintain our technology leadership position, we focus our research and development efforts on improving the functionality and performance of our existing products and designing new products that address customer needs and changes in the marketplace. We have assembled a team of experienced hardware and software engineers with capabilities in both networking and telecommunications. Our engineering expertise includes significant understanding of:


     - the digital line or user side of proprietary PBX systems;


     - digital audio technology, such as echo cancellation and voice compression algorithms;

     - IP telephony;


     - data network and telephony interfaces; and


     - network diagnostic and management frameworks.

     At July 31, 1999, we employed 31 people in our engineering organization, and intend to continue to expand all functional areas of the engineering organization. We perform research and product development activities at our principal offices in Newton, Massachusetts, as well as at our Calgary, Alberta development facility.

     Our research and development process is driven by market demand. Product development begins with a comprehensive functional product specification based on input from all functional groups and levels within our company. In addition, we value feedback from our end-user customers and distribution channel partners, and have incorporated a significant amount of customer-requested functionality to date. We are also active in industry bodies and standards committees and utilize information from these organizations in the product development process. Finally, we have maintained an ongoing dialogue and established technology relationships with a number of PBX manufacturers, internetworking vendors, broadband equipment suppliers and service providers. We will continue to work with these companies to develop products that meet specific market requirements.


     In addition to designing enhancements for our current products, we will work to develop new remote voice products that extend the functionality of the PBX across multiple networks, particularly broadband networks. Furthermore, we plan to develop new software components for our universal hardware architecture that expand the basic capabilities of our solutions to enable the delivery of new applications and services. We are focusing development efforts on, among other things, supporting additional PBX-based corporate telephone systems and new network environments, developing additional software applications, expanding the port density of our existing products and implementing additional network management capabilities. Finally, we will continue to work with third-party software and hardware manufacturers to establish interoperability between our products and other important elements within common network environments.

PRODUCT VALIDATION LABORATORY

     Over the last year, we have hired the personnel and purchased the equipment necessary to build our product validation laboratory. Of the 31 people in our engineering organization, 5 are dedicated full time to our product validation laboratory. At both our Newton, Massachusetts and Calgary, Alberta development facilities, we have constructed state of the art laboratories with equipment from such vendors as ADC Kentrox, Ascend, Cisco, Copper Mountain, Flowpoint, IBM, Lucent, NEC, Netopia, Newbridge, Nortel Networks, Packeteer and Paradyne.

     Our Calgary, Alberta facility system tests the EXTender product line and validates our product's integration with the major PBX vendors that we support. We conduct extensive product testing to ensure that our equipment meets the high standards for voice quality and reliability associated with mission critical systems such as PBXs. We also conduct extensive tests on the embedded systems within our EXTender product line as well as on all the features and functions of the EXTenders. Our Calgary facility also conducts tests that ensure that our products are compatible with the PBXs and respective digital telephone sets of manufacturers that we support.


     Our Newton, Massachusetts facility tests system interoperability. The ability to deliver traffic within multiple network environments and to interoperate with equipment from numerous vendors has become a key component to the success of communications equipment companies. Because no communications equipment product can be validated independently of the network within which it operates or independently from the equipment with which it interfaces, this lab conducts extensive tests of our product line operating within multiple network environments and interacting with equipment from numerous equipment vendors. We conduct extensive tests that measure device performance, quality of service and voice prioritization within multiple network environments and across a range of network conditions. Our facilities contain extensive telephony and data equipment and network circuits to conduct these tests.



     By combining the capabilities of our two facilities, we have implemented a product validation procedure that enables us to deliver high quality voice equipment that works within multiple network environments, is compatible with most widely deployed network equipment and is capable of adapting to a wide range of network conditions. Furthermore, the engineers in our product validation laboratory work continually with validation engineers at other equipment companies in order to compile feedback and recommendations to improve our products.


MANUFACTURING

     We outsource our manufacturing to two contract manufacturers. Celestica, which is located in Exeter, New Hampshire and is ISO 9002 registered, manufactures the Branch Office EXTender and PBXgateway IP products. They provide full turnkey services, including material procurement, final assembly, testing, shipment to our customers and warranty repair. Electronic Manufacturing Group located in Calgary, Alberta manufactures all of our other product lines. Electronic Manufacturing Group also provides us with printed circuit assemblies. We are ISO 9001 registered and complete the final assembly, testing and inspection of these printed circuit assemblies at our Calgary, Alberta facility.

     We design and develop the key components, including printed circuit boards and software, for all of our products. In addition, we determine the components that are incorporated in our products and select the appropriate suppliers of these components. We design the tests and specify the testing equipment for the product testing performed at Celestica and at our facility in Calgary, Alberta.

     We use a rolling six-month forecast based upon anticipated product orders to determine our material requirements. Lead times for the materials and components that we order vary significantly and depend on factors such as specific supplier, contract terms and demand for a component at a given time. We, along with our contract manufacturers, may terminate our contracts without cause at any time. At that time, the terminating party must honor all open purchases.

COMPETITION

     We compete in a new, rapidly evolving and highly competitive and fragmented industry that is subject to increasing product, market and technology changes brought about by the introduction of new technologies, the deployment of broadband networks and changes in the regulatory environment. We believe that the main competitive factors in our market are the following:

     - technology partnerships, particularly with the major PBX manufacturers and service providers;

     - system reliability and performance;

     - sales and distribution capability;

     - price/performance characteristics;

     - access to third-party technology;

     - conformance to industry standards;

     - brand name recognition;

     - ease of deployment and use;

     - timeliness of product introductions;

     - product features and breadth;

     - customer relationships; and

     - technical support and service.

     We believe our success in competing with other manufacturers of communications products depends primarily on:

     - our ability to enter into and maintain key technology and distribution relationships with third-party manufacturers, distributors, resellers and service providers in our market segment;

     - our engineering, marketing and sales skills;

     - the price, quality and reliability of our products; and

     - our delivery and service capabilities.

     Our principal and potential competitors include large telecommunications manufacturers such as Nortel Networks and a number of other public and private companies that are developing next generation network access products that target the branch office and telecommuting marketplaces. We expect competition to intensify in the future and new competitors to emerge. Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources, more established distribution channels and stronger relationships with service providers. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Furthermore, we believe some of our competitors may offer aggressive sales terms, including financing alternatives, which we might not be able to match. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the market opportunity, we also expect that other companies may enter our market with better products and technologies. If any technology that is competing with ours is more reliable, has better quality, is less expensive or has other advantages over our technology, then the demand for our products could decrease.

     We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies. Successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products, perpetuate intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive.

     Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     Our success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary knowledge and trade secrets, and employ various methods to protect our trade secrets and knowledge. We presently have no patents or patent applications pending.

     We believe our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology. Some of our contractual arrangements provide third parties with access to our source code and other intellectual property upon the occurrence of specified events. Such access could enable these third parties to use our intellectual property and source code to develop and manufacture competing products, which would adversely affect our performance and ability to compete. In addition, we cannot be certain that others will not independently develop substantially equivalent intellectual property, gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets. Furthermore, the laws of many foreign countries do not protect our intellectual property to the same extent as the laws of the United States. From time to time, we may desire or be required to renew or to obtain licenses from others in order to develop and market commercially viable products effectively. There can be no assurances that any necessary licenses will be available on reasonable terms, if at all.

     The communications industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the communications markets have extensive patent portfolios. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. We expect that we may increasingly be subject to infringement claims as the number of products and competitors in the market for our technology grows and the functionality of products overlaps. Although we have not been a party to any litigation asserting claims that allege infringement of intellectual property rights, we may be a party to litigation in the future. In addition, third parties may assert claims or initiate litigation against us or our manufacturers, suppliers, OEMs, technology partners or customers alleging infringement of their proprietary rights with respect to our existing or future products.

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

EMPLOYEES

     At July 31, 1999, we had a total of 80 employees, of which 31 were in research and development, 29 were in sales, marketing, business development and customer support, 7 were in manufacturing, and 13 were in finance, administration and operations. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider relations with our employees to be good.

FACILITIES

     We currently lease approximately 8,000 square feet of space at our headquarters in Newton, Massachusetts under a lease that expires in June 2002, and lease an additional 1,500 square feet at our headquarters building in Newton on a month-to-month basis. We are currently in need of more space and anticipate leasing additional office space in our current building in Newton, Massachusetts or moving our corporate headquarters to new office space in the Newton area in the next 6 to 12 months. We also lease approximately 8,500 square feet at our development center in Calgary, Alberta under a lease that expires in December 2000.

LEGAL PROCEEDINGS

     We are currently not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     Our executive officers, key employees and directors and their ages as of September 30, 1999, are as follows:

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
Steven J. Benson..........................  40     President, Chief Executive Officer,
                                                   Chairman and Director
Paul K. Zurlo.............................  33     Chief Financial Officer and Vice President
                                                   of Operations
Michael D. Williams.......................  41     Vice President of Business Development
Patrick J. Curley.........................  39     Vice President of Engineering
Jeffrey P. Dickerson......................  39     Vice President of Sales
Joan E. Lockhart..........................  43     Vice President of Marketing
Alfred F. Brisard.........................  35     Vice President of Product Marketing
J. Robert Geiman..........................  26     Director of Corporate Development
Gregory M. Avis(1)........................  40     Director
Michael H. Balmuth(2).....................  36     Director
John B. Landry(2).........................  51     Director
Calvin K. Manz............................  46     Director
Paul Severino(1)..........................  52     Director

---------------
(1) Member of the compensation committee
(2) Member of the audit committee

     Steven J. Benson has served as our President, Chief Executive Officer and a Director of MCK since June 1997 and Chairman since August 1999. From September 1992 to April 1997, he served as Senior Vice President of Worldwide Sales and Marketing at Shiva Corporation, a manufacturer of data access products. From January 1988 to August 1992, Mr. Benson served as Director of Worldwide Sales and Marketing for Lotus Development Corporation's Portable Computing Group. Mr. Benson holds a Bachelor's degree from Bentley College.

     Paul K. Zurlo has served as our Chief Financial Officer and Vice President of Operations since September 1997. From July 1995 to June 1997, he served as a Vice President at Summit Partners, a venture capital firm. Summit Partners and its affiliates manage a number of venture capital funds, including Summit Ventures IV, L.P., Summit Subordinated Debt Fund L.P. and Summit Investors III, L.P., which are all stockholders of MCK. From July 1993 to July 1995, Mr. Zurlo was a consultant with Bain & Company. Mr. Zurlo holds a Bachelor's degree from Georgetown University and an M.B.A. from Harvard University.

     Michael D. Williams has served as our Vice President of Business Development since July 1997. From December 1994 to July 1997, he served in a series of increasingly senior management positions at Gandalf Canada Ltd., a networking solutions provider for the remote access market, most recently as the Vice President of Product Marketing. From December 1992 to November 1994, Mr. Williams served as the Strategic Marketing Manager for Canada at AT&T Network Systems (now Lucent). Mr. Williams holds a Bachelor's degree from the University of Waterloo.

     Patrick J. Curley has served as our Vice President of Engineering since May 1998. From July 1994 to March 1998, he served as Director and Vice President of Engineering at Windata, Inc., a wireless local area networking company. From September 1991 to June 1994, Mr. Curley served as Director of Engineering at PictureTel Corporation, a video and data conferencing company. He holds a Bachelor's degree from Boston University.

     Jeffrey P. Dickerson has served as our Vice President of Sales since September 1997. From November 1996 to August 1997, he served as Vice President of Sales and Service at Intelligent Environments, Inc., a British Internet software company. From February 1993 to November 1996, Mr. Dickerson served as Vice President of Direct Sales at VMark Software, Inc., a data warehousing software company. Mr. Dickerson holds a Bachelor's degree from North Adams State College.

     Joan E. Lockhart has served as our Vice President of Marketing since July 1997. From May 1997 to July 1997, she served as Director of Marketing Communications and Product Marketing for Anysoft, Inc., an Internet software company. From July 1996 to May 1997, she served as Director of Corporate Communications for PictureTel Corporation. From June 1992 to June 1996, Ms. Lockhart served as Director of Corporate Marketing for Avid Technology, Inc., a digital media company. Ms. Lockhart holds a Bachelor's degree from S.U.N.Y. Binghamton.

     Alfred F. Brisard has agreed to serve as our Vice President of Product Marketing commencing October 1999. From November 1997 to September 1999 he served as Director of Marketing and Business Development -- New Business Initiatives for 3Com Corporation, a provider of information access products and network system solutions. From April 1996 to November 1997, Mr. Brisard served as Product Line Manager for the OEM Business Unit of Compaq/Microcom, Inc., which develops and markets computer hardware, software and services. From March 1994 to March 1996 he served as Senior Product Manager, and from September 1992 to March 1994 as a Staff Director, for Bell Atlantic Corp., formerly NYNEX. Mr. Brisard holds a Bachelor's degree from Northeastern University School of Engineering and an M.B.A. from Boston College.

     J. Robert Geiman has served as our Director of Corporate Development since January 1999. From July 1995 to December 1998, he served as an Associate at Summit Partners. Mr. Geiman holds a Bachelor's degree from Dartmouth College.

     Gregory M. Avis has served as a Director of MCK since May 1996. Mr. Avis has served as a Managing Partner of Summit Partners since 1990, and has been a General Partner since 1987. Mr. Avis also serves as a director of: Ditech Communications Corporation, a manufacturer of communications equipment; Extended Systems, Inc., a network peripherals and wireless communications company; Powerwave Technologies, Inc., a designer and manufacturer of power amplifiers for wireless communications; Splash Technology Holdings, Inc., a developer of color server systems; and several privately held companies. Mr. Avis holds a Bachelor's degree from Williams College and an M.B.A. from Harvard University.

     Michael H. Balmuth has served as a Director of MCK since September 1997. He has served as a General Partner of Summit Accelerator Partners since August 1999. From December 1998 to August 1999, Mr. Balmuth served as a Principal of Summit Partners and a Vice President from March 1997 to December 1998. From August 1991 to February 1997, Mr. Balmuth served as a Principal at Broadview Associates. He is a director of several private companies. Mr. Balmuth holds a Bachelor's degree from Dartmouth College and an M.B.A. from Harvard University.

     John B. Landry has served as a Director of MCK since September 1997. Since 1995, he has served as Vice President of Technology Strategy for IBM. In addition, since February 1995, Mr. Landry has served as the Chairman of Anyday.com, an Internet calendar and personal information management company. From March 1996 to January 1999, he served as Chairman of Narrative Communications, an Internet-based advertising and direct marketing company. From December 1990 to June 1995, Mr. Landry served as the Senior Vice President of Development and Chief Technology Officer for Lotus Development Corporation. He also serves as a director of Giga Information Group, a market research firm, and Interliant, an applications service provider, as well as several private companies. Mr. Landry holds a Bachelor's degree from Babson College.

     Calvin K. Manz has served as a Director since June 1989. He founded our company in June 1989, and served as our President and Chief Executive Officer until June 1997. He has served as the President and Chief Executive Officer of Odyssey Financial Inc., a financial and management advisor to technology companies, since December 1997. Mr. Manz was a Director of Telebackup Systems Inc., a software utilities company, from June 1997 until the company merged in May 1999 with Veritas Software, a supplier of storage management software. Mr. Manz also serves as a director of International Properties Group Ltd., a publicly-traded real estate company in Canada, and several private companies.

     Paul Severino has served as a Director of MCK since July 1999. He has served as the Chairman of NetCentric Corporation, a provider of Internet protocol telephony applications, since August 1997. From October 1994 to November 1996, Mr. Severino served as the Chairman of the Board of Bay Networks, Inc., after its formation from the merger of Wellfleet and Synoptics. From October 1986 to October 1994, he served as the President and Chief Executive Officer of Wellfleet Communications, Inc., a company he co-founded and which merged with Bay Networks. He is a director of Media 100, Inc., a provider of digital video systems, Interspeed, Inc., a remote access equipment company, and SilverStream Software, Inc., an Internet software company. Mr. Severino holds a Bachelor's degree from Rensselaer Polytechnic Institute.

     Following this offering, the Board of Directors will consist of six directors divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed the directors whose terms are expiring. Messrs. Benson and Manz are Class I directors whose terms will expire in 2000. Messrs. Balmuth and Landry are Class II directors whose terms will expire in 2001, and Messrs. Avis and Severino are Class III directors whose terms will expire in 2002.

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee composed of Messrs. Avis and Severino, which makes recommendations concerning salaries and incentive compensation for our employees and administers the 1996 Stock Option Plan and the 1999 Stock Option and Grant Plan. The Board of Directors also has an Audit Committee composed of Messrs. Balmuth and Landry, which recommends the engagement of our outside auditors and reviews our accounting controls, the results and scope of the audit and other services provided by our outside auditors. The Board of Directors may establish, from time to time, other committees to facilitate the management of our business.

DIRECTOR COMPENSATION

     We do not currently compensate our directors, but they are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors or its committees. Our directors are generally eligible to participate in the 1996 Stock Option Plan and the 1999 Stock Option and Grant Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee of our Board of Directors are Messrs. Avis and Severino. None of the executive officers serves on the Board of Directors or Compensation Committee of any entity which has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the compensation earned for services rendered to us by our current Chief Executive Officer and each of our four other most highly compensated executive officers whose salary and bonus compensation for the fiscal year ended April 30, 1999 exceeded $100,000, collectively referred to below as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                               ------------------
                                         ANNUAL COMPENSATION    NUMBER OF SHARES          ALL
                                         -------------------   UNDERLYING OPTIONS        OTHER
NAME & PRINCIPAL POSITION(1)              SALARY    BONUS(2)       GRANTED(#)       COMPENSATION(3)
----------------------------             --------   --------   ------------------   ---------------
Steven J. Benson.......................  $271,356   $243,268        244,629              $660
  President and Chief Executive Officer
Paul K. Zurlo..........................   109,584     34,258         36,009               290
  Chief Financial Officer and Vice
  President of Operations
Michael D. Williams....................   110,000     24,280         32,602               264
  Vice President of Business
  Development
Jeffrey P. Dickerson...................   120,001     75,568         32,218               264
  Vice President of Sales
Joan E. Lockhart.......................   122,193     15,308         28,636               304
  Vice President of Marketing

---------------


(1) The number of shares of restricted stock held by each of the Named Executive Officers at the end of the fiscal year ended April 30, 1999 is as follows:
    Mr. Benson, 980,493 shares; Mr. Zurlo, 114,750 shares; Mr. Williams, 68,850 shares; Mr. Dickerson, 59,670 shares; and Ms. Lockhart, 84,150 shares. The value of these shares of restricted stock is as follows: Mr. Benson, $7,257,571; Mr. Zurlo, $849,375; Mr. Williams, $509,625; Mr. Dickerson,
    $441,675; and Ms. Lockhart, $622,875. The values of the restricted stock holdings were calculated on the basis of the fair market value of $7.50 per share at April 30, 1999, as determined by the Board of Directors, minus the consideration paid for such shares.


(2) Includes amounts paid in respect of interest due to us from the Named Executive Officers on certain promissory notes. See "Certain Transactions."

(3) Represents premiums paid for term life insurance.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding stock options granted during the fiscal year ended April 30, 1999 to the Named Executive Officers.


                                            INDIVIDUAL GRANTS                                 POTENTIAL REALIZABLE VALUE
                       ------------------------------------------------------------           AT ASSUMED ANNUAL RATES OF
                       NUMBER OF SHARES   PERCENT OF TOTAL                                   STOCK PRICE APPRECIATION FOR
                          UNDERLYING       OPTIONS GRANTED    EXERCISE                              OPTION TERM(3)
                           OPTIONS         TO EMPLOYEES IN     PRICE     EXPIRATION   -------------------------------------------
NAME                      GRANTED(#)       FISCAL YEAR(1)      ($/SH)     DATE(2)        0%($)          5%($)          10%($)
----                   ----------------   -----------------   --------   ----------   -----------   -------------   -------------
Steven J. Benson.....      244,629              32.7%          $0.098      7/16/03    $214,295.00   $2,317,632.69   $2,930,847.50
Paul K. Zurlo........       28,359               3.8            0.098      7/16/03      24,842.25      268,675.20      339,763.08
                             7,650               1.0            0.196     11/13/03       5,951.70       71,726.65       90,903.01
Michael D.
  Williams...........       17,302               2.3            0.098      7/16/03      15,156.55      163,920.39      207,291.54
                             7,650               1.0            0.098      9/15/03       6,701.40       72,476.65       91,653.01
                             3,825               0.5            0.196     11/13/03       2,975.85       35,863.33       45,451.51
                             3,825               0.5            0.196      2/23/04       2,975.85       35,863.33       45,451.51

                                            INDIVIDUAL GRANTS                                 POTENTIAL REALIZABLE VALUE
                       ------------------------------------------------------------           AT ASSUMED ANNUAL RATES OF
                       NUMBER OF SHARES   PERCENT OF TOTAL                                   STOCK PRICE APPRECIATION FOR
                          UNDERLYING       OPTIONS GRANTED    EXERCISE                              OPTION TERM(3)
                           OPTIONS         TO EMPLOYEES IN     PRICE     EXPIRATION   -------------------------------------------
NAME                      GRANTED(#)       FISCAL YEAR(1)      ($/SH)     DATE(2)        0%($)          5%($)          10%($)
----                   ----------------   -----------------   --------   ----------   -----------   -------------   -------------
Jeffrey P.
  Dickerson..........        7,650               1.0           $0.098      6/23/03    $  6,701.40   $   72,476.65   $   91,653.01
                            16,918               2.3            0.098      7/16/03      14,280.17      160,282.35      202,690.92
                             7,650               1.0            0.196     11/13/03       5,951.70       71,726.65       90,903.01
Joan E. Lockhart.....       20,986               2.8            0.098      7/16/03      18,383.74      198,822.87      251,428.75
                             7,650               1.0            0.196     11/13/03       5,951.70       71,726.65       90,903.01


---------------

(1) Based on an aggregate of 748,470 options granted to officers and employees during the fiscal year ended April 30, 1999.

(2) All stock options granted vest as to 1/4th of the underlying shares on the first anniversary of the date of grant and 1/48th of the underlying shares monthly thereafter, so long as the optionee remains as an employee.


(3) The amounts shown as potential realizable value illustrate what might be realized upon exercise immediately prior to expiration of the option term using the 0%, 5% and 10% appreciation rates established in regulations of the SEC, compounded annually. The potential realizable value is not intended to predict future appreciation of the price of our common stock and does not give effect to any actual appreciation after the date of grant.


               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES


     The following table sets forth information concerning the number and value of unexercised options to purchase common stock held by the Named Executive Officers. The Named Executive Officers did not exercise any stock options during fiscal year 1999. There was no public trading market for our common stock as of April 30, 1999. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of the fair market value at that time of $7.50 per share, as determined by the Board of Directors.



                                               NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                              UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                            OPTIONS AT FISCAL YEAR-END        AT FISCAL YEAR-END($)
                                           ----------------------------    ----------------------------
NAME                                       EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                       -----------    -------------    -----------    -------------
Steven J. Benson.........................       --           244,629            --        $1,834,717.50
Paul K. Zurlo............................       --            36,009            --           270,067.50
Michael D. Williams......................       --            32,602            --           244,515.00
Jeffrey P. Dickerson.....................       --            32,218            --           241,635.00
Joan E. Lockhart.........................       --            28,636            --           214,770.00


1999 STOCK OPTION AND GRANT PLAN

     Our Board of Directors and stockholders adopted the 1999 Stock Option and Grant Plan in August 1999. The 1999 Stock Option and Grant Plan permits us to grant incentive stock options, non-qualified stock options and restricted and unrestricted stock. These grants may be made to our officers, employees, independent directors, consultants, advisors and key persons. The 1999 Stock Option and Grant Plan allows for the issuance of 3,060,000 shares of common stock. As of July 31, 1999 no shares have been issued under the 1999 Stock Option and Grant Plan.

     The 1999 Stock Option and Grant Plan is administered by the Board of Directors or a committee designated by the Board of Directors. Subject to the provisions of the 1999 Stock Option and Grant Plan, the Board of Directors or the committee may select the individuals eligible to receive awards, determine the terms and conditions of the awards granted, accelerate the vesting schedule of any award and generally administer and interpret the plan.

     The exercise price of options granted under the 1999 Stock Option and Grant Plan is determined by the Board of Directors or the committee. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power. Non-qualified stock options may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Options are subject to vesting schedules, terminate up to ten years from the date of grant and may be exercised for specified periods after the termination of the optionee's employment or other service relationship with us. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the Board of Directors or the committee or, in the sole discretion of the Board of Directors or the committee, by delivery of shares of common stock that have been owned by the optionee free of restrictions for at least six months. The exercise price may also be delivered to us (a) by the optionee in the form of a promissory note if the loan of such funds to the optionee has been authorized by the Board of Directors and the optionee pays so much of the exercise price as represents the par value of the common stock acquired in a form other than a promissory note and (b) by a broker under irrevocable instructions to the broker selling the underlying shares from the optionee.

     The purchase price, and vesting dates and/or requirements of restricted stock awards are determined by the Board of Directors or the committee. The Board of Directors or the committee may place conditions on the restricted stock awards such as, continued employment and/or the achievement of performance goals or objectives in a grant document. Restricted stock may not be sold, assigned, transferred or pledged except as specifically provided in the grant document. If a restricted stock award recipient's employment or other relationship with us terminates or other events specified in the grant document occur, we have the right to repurchase some or all of the shares of stock subject to the award at the purchase price of such stock.

     In the event of a merger, reorganization or consolidation, the sale of all or substantially all of our assets or all of our outstanding capital stock or a liquidation or other similar transaction, 50% of all outstanding awards issued under the 1999 Stock Option and Grant Plan that are not then vested will become fully vested and exercisable upon the closing of the transaction. In the event of any such merger, reorganization or sale in which the outstanding awards issued under the 1999 Stock Option and Grant Plan are not assumed by the surviving entity, or equivalent substitute awards are not issued by such issuing entity, all of the outstanding awards issued under the 1999 Stock Option and Grant Plan that are not then vested will become fully vested and exercisable upon the closing of the transaction. In such event, all awards issued under the 1999 Stock Option and Grant Plan will terminate upon closing of such transactions. All participants under the 1999 Stock Option and Grant Plan will be permitted to exercise, for a period of 15 days before any such termination, all awards held by them which are then exercisable or will become exercisable upon the closing of the transaction.

1996 STOCK OPTION PLAN

     Our Board of Directors and stockholders adopted the 1996 Stock Option Plan in June 1996. The 1996 Stock Option Plan permits us to grant incentive stock options and non-qualified stock options to our officers, employees, directors, consultants, and advisors. The 1996 Stock Option Plan allows for the issuance of 1,959,081 shares of common stock. Of the shares reserved for issuance under the 1996 Stock Option Plan, 49,688 shares remain available for issuance.

     The 1996 Stock Option Plan may be administered by the Board of Directors or a committee designated by the Board of Directors. Subject to the provisions of the 1996 Stock Option Plan, the Board of Directors or the committee may select the individuals eligible to receive awards, determine the terms and conditions of the awards granted, accelerate the vesting schedule of any award and generally administer and interpret the 1996 Stock Option Plan.

     The exercise price of options granted under the 1996 Stock Option Plan shall be determined by the Board of Directors or the committee. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of outstanding capital stock. Non-qualified stock options may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Options are typically subject to vesting schedules, terminate ten years from the date of grant for non-qualified options and five years from the date of grant for incentive stock options and may be exercised for specified periods after the termination of the optionee's employment or other service relationship with us. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the Board of Directors or committee or, in the sole discretion of the Board of Directors or committee, by delivery of shares of common stock that have been owned by the optionee free of restrictions for at least six months. The exercise price may also be delivered to us (a) by the optionee in the form of a promissory note if the loan of such funds to the optionee has been authorized by the Board of Directors and the optionee pays that part of the exercise price that represents the par value of the common stock acquired in a form other than a promissory note and (b) by a broker under irrevocable instructions to the broker selling the underlying shares from the optionee.

     In the event of a merger, reorganization or consolidation, the sale of all or substantially all of our assets or all of our outstanding capital stock or a liquidation or other similar transaction in which the outstanding awards issued under the 1996 Stock Option Plan are not assumed by the surviving entity, or equivalent substitute options are not issued by such surviving entity, then all outstanding awards issued under the 1996 Stock Option Plan that are not then vested will become fully vested and exercisable upon the closing of the transaction. All awards issued under the 1996 Stock Option Plan will terminate upon any of the transactions described above. All participants under the 1996 Stock Option Plan will be permitted to exercise, for a period of 15 days before any such termination, all awards held by them which are then exercisable or will become exercisable upon the closing of the transaction.

RESTRICTED AND UNRESTRICTED STOCK GRANTS

     We sold an aggregate of 2,050,728 shares of restricted common stock to our employees and directors for an aggregate cash purchase price of $849,551.75, including an aggregate of 1,629,213 shares sold to Messrs. Benson, Zurlo, Williams and Dickerson and Ms. Lockhart for an aggregate purchase price of $653,227. Shares of restricted common stock sold to employees and directors generally vest upon a specified date or dates, subject to accelerated vesting for 50% of any unvested shares upon a merger in which we are not the surviving company, or the sale of a majority of our voting stock or substantially all of our assets, with unvested shares being subject to repurchase at cost upon the termination of the purchaser's employment or other relationship with us. In the event the purchaser's employment or other relationship with us is terminated for cause, all shares of restricted stock sold to the purchaser are subject to mandatory repurchase by us at the purchaser's cost. Shares of restricted common stock are subject to certain rights of first refusal held by us. 217,888 shares of Mr. Benson's restricted stock will vest upon completion of this offering.

SEVERANCE AGREEMENT

     We entered into a severance agreement with Steven J. Benson on June 17, 1997. The severance agreement provides that, in the event Mr. Benson's employment is terminated without cause, Mr. Benson will continue to receive salary and benefits for six months or until Mr. Benson is reemployed, whichever occurs first.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of the Board of Directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on our behalf. The by-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We also have directors' and officers' insurance against certain liabilities.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons MCK as described above, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

     Certain stock option grants to our directors and executive officers are described in this prospectus under the caption "Management -- Executive Compensation."

PRIVATE PLACEMENT TRANSACTIONS

     We have issued preferred stock in private placement transactions as follows. The table below does not give effect to the 1.53 to 1 stock split:

                                                            NUMBER OF     PRICE PER      AGGREGATE
    DATE OF ISSUANCE                  SERIES                  SHARES        SHARE      CONSIDERATION
    ----------------       -----------------------------    ----------    ---------    -------------
June 1996................  Series E Redeemable Preferred        20,000     $100.00      $ 2,000,000
                             of subsidiary
June 1996 and July
  1998...................  Series A Redeemable Preferred    14,985,733        1.00       14,985,733
June 1996................  Series B Redeemable               3,968,384         .42        1,666,667
                           Convertible Preferred
July 1998................  Series C Redeemable Preferred        28,505       87.70        2,500,000
July 1998................  Series D Redeemable               1,672,354        1.49        2,500,000
                           Convertible Preferred

     The following table summarizes the shares of our preferred stock and Series E Redeemable Preferred Stock of our subsidiary purchased by our Named Executive Officers, directors and 5% stockholders, and persons and entities associated with them:

                                                 SERIES B                     SERIES D
                                   SERIES A     REDEEMABLE      SERIES C     REDEEMABLE      SERIES E
                                  REDEEMABLE    CONVERTIBLE    REDEEMABLE    CONVERTIBLE    REDEEMABLE
                                  PREFERRED      PREFERRED     PREFERRED      PREFERRED     PREFERRED
            INVESTOR                STOCK          STOCK         STOCK          STOCK         STOCK
            --------              ----------    -----------    ----------    -----------    ----------
Summit Partners Group...........  14,910,804     3,948,543           --              --           --
Lazard Freres Group.............          --            --       23,944       1,404,778           --
Calvin K. Manz..................          --            --           --              --       20,000

For more detailed information regarding the investors, see "Principal Stockholders."

     We have also issued common stock and stock options in private placement transactions to our executive officers and directors as follows:

     On January 12, 1998, we issued restricted stock to certain of our executive officers. We accepted promissory notes as consideration for the restricted stock. Steven J. Benson, Paul K. Zurlo, Michael D. Williams, Jeffrey P. Dickerson and Joan E. Lockhart each issued a promissory note to us in the principal amounts of $96,127, $11,250, $6,750, $5,850 and $8,250, respectively, for 980,493, 114,750 , 68,850, 59,670 and 84,150 shares of common stock. These promissory notes bear interest at a compound annual rate of 6%. The principal amount of the promissory notes and any accrued and unpaid interest is required to be repaid with the net, after-tax proceeds from the sale of the restricted stock granted to the executive officer and paid for with these promissory notes. The principal amount of the promissory notes and any accrued and unpaid interest are due and payable on the earlier of January 12, 2003 or 60 days after the termination of the executive officer's employment with us. We make annual bonus payments to these executive officers in the amount of the annual interest due on the promissory notes. Approximately 50% of the restricted stock of Messrs. Williams and Dickerson and Ms. Lockhart is vested as of August 31, 1999, and the remaining unvested shares vest ratably on a monthly basis through 2001, except that 50% of any remaining unvested shares vest upon certain sale transactions. Approximately 56% of Mr. Zurlo's restricted stock is vested as of August 31, 1999, and the remaining unvested shares vest ratably on a monthly basis through 2001, except that 100% of any remaining unvested shares vest upon certain sale transactions. Approximately 44% of Mr. Benson's restricted stock is vested as of August 31, 1999, an additional 22% shall vest upon consummation of this offering and the remainder shall vest ratably on an annual basis through 2001.

     On January 31, 1998, we issued 57,375 shares of restricted stock to one of our Directors, John B. Landry, for an aggregate purchase price of $5,625. On July 16, 1998, we granted 14,298 nonqualified stock options to Mr. Landry with an exercise price of $0.098 per share. These shares of restricted stock and stock options vest as to 1/4th of the shares on the first anniversary of the date of grant and 1/48th of the shares on a monthly basis thereafter.

     On July 16, 1998, we granted stock options to Steven J. Benson, Paul K. Zurlo, Patrick J. Curley, Joan E. Lockhart, Michael D. Williams, Jeffrey P. Dickerson, and John B. Landry for 244,629, 28,359, 28,359, 20,986, 17,302,
16,918 and 14,298 shares, respectively, with an exercise price of $0.098 per share.

     On July 12, 1999, we issued restricted stock to certain of our executive officers. We accepted promissory notes as consideration for the restricted stock. Paul K. Zurlo, Michael D. Williams, Jeffrey P. Dickerson, Joan E. Lockhart and Patrick J. Curley each issued a promissory note to us in the principal amount of $87,500 for 53,550 shares of common stock, and Steven J. Benson issued a promissory note to us in the principal amount of $175,000 for 107,100 shares of common stock. These promissory notes bear interest at a compound annual rate of 5.82%. The principal amount of the promissory notes and any accrued and unpaid interest is required to be repaid with the net, after-tax proceeds from the sale of the restricted stock granted to the executive officer and paid for with these promissory notes. The principal amount of the promissory notes and any accrued and unpaid interest are due and payable on the earlier of July 12, 2004 or 60 days after the termination of the executive officer's employment with us. We make annual bonus payments to these executive officers in the amount of the annual interest due on the promissory notes. The restricted stock of Messrs. Benson, Zurlo, Williams, Dickerson and Curley, and Ms. Lockhart vests 1/4th on the first anniversary of the date of grant and 1/48th of the shares monthly thereafter.

     On July 6, 1999, we granted 15,300 nonqualified stock options to one of our Directors, Paul Severino, with an exercise price of $1.63, and on August 24, 1999, we issued 30,600 shares of common stock for an aggregate purchase price of $250,000. These stock options and shares of common stock were fully vested on the date of grant.

     On September 21, 1999, we issued 22,950 shares of common stock to one of our executive officers, Alfred F. Brisard, for an aggregate purchase price of $75,000, and we granted 130,050 incentive stock options to Mr. Brisard with an exercise price of $8.17 per share. The stock options vest as to 1/4 of the shares on the first anniversary of the grant date and 1/16th of the shares quarterly thereafter.

CALGARY LEASE

     On January 1, 1996, MCK Telecommunications, our subsidiary, entered into a lease agreement with Manz Developments, Inc. Mr. Manz, a director and principal stockholder of MCK, is the controlling stockholder of Manz Developments. The term of the lease is for five years, and we have the option to extend the lease for five years. Pursuant to the lease agreement, MCK Telecommunications pays Manz Developments $144,000 Canadian per year.

REGISTRATION RIGHTS AGREEMENTS

     Certain holders of common stock and preferred stock have certain registration rights with respect to their shares of common stock, including common stock issuable upon conversion of their preferred stock. See "Description of Capital Stock -- Registration Rights of Certain Holders."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of common stock as of September 30, 1999 and as adjusted to reflect the sale of the common stock offered hereby, by:

     - all persons who own beneficially 5% or more of our common stock;

     - the Chief Executive Officer and each of the other Named Executive
       Officers;

     - each of our directors; and

     - all directors and executive officers as a group.


     Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules issued by the SEC. Under these rules, beneficial ownership includes any shares which the individual or entity has sole or shared voting or investment power and shares of common stock subject to options held that are currently exercisable or exercisable within 60 days of September 30, 1999. The applicable percentage of "beneficial ownership" after the offering is based upon 17,864,423 shares of common stock outstanding, which includes shares issuable upon conversion of all outstanding shares of convertible preferred stock upon completion of this offering, but excludes all outstanding shares of redeemable preferred stock subject to redemption upon completion of this offering.


     The address of the Summit Partners Group is 600 Atlantic Avenue, Boston, MA 02210. The address of Messrs. Avis and Balmuth is c/o Summit Partners, LLC, 600 Atlantic Avenue, Boston, MA 02210. The address of the Lazard Freres Group is 30 Rockeller Plaza, New York, NY 10020. The address of all other listed stockholders is c/o MCK Communications, Inc. 313 Washington Street, Newton, Massachusetts 02458.


                                                                                      PERCENT
                                                                                BENEFICIALLY OWNED
                                                          NUMBER OF SHARES    -----------------------
                                                            BENEFICIALLY      BEFORE THE    AFTER THE
                                                               OWNED           OFFERING     OFFERING
                                                          ----------------    ----------    ---------
Summit Partners Group(1)................................      6,072,990          42.0%        34.0%
Lazard Freres Group(2)..................................      2,158,021          14.9         12.1
Steven J. Benson(3).....................................      1,164,040           8.0          6.5
Paul K. Zurlo(4)........................................        179,075           1.2          1.0
Michael D. Williams(5)..................................        130,995             *            *
Jeffrey P. Dickerson(6).................................        122,970             *            *
Joan E. Lockhart(7).....................................        146,171           1.0            *
Gregory M. Avis(8)......................................      6,072,990          42.0         34.0
Michael H. Balmuth(9)...................................      6,072,990          42.0         34.0
John B. Landry(10)......................................         61,843             *            *
Calvin K. Manz(11)......................................      3,108,373          21.5         17.4
Paul Severino(12).......................................         45,900             *            *
All executive officers and directors as a group (12
  persons)(13)..........................................     11,232,468          77.2         62.6


---------------
  *  Less than 1%


 (1) Represents 5,537,921 shares held by Summit Ventures IV, L.P., 251,363 shares held by Summit Subordinated Debt Fund, L.P., and 251,988 shares held by Summit Investors III, L.P. Summit Ventures IV, L.P., Summit Subordinated Debt Fund, L.P., and Summit Investors III, L.P. are part of an affiliated group of investment partnerships referred to, collectively, as the Summit Partners Group. Includes 31,718 shares which will be issued to the Summit Partners Group as a dividend upon conversion of the Series B preferred stock.

 (2) Represents 1,715,354 shares held by Lazard Technology Partners L.P., 301,473 shares held by Lazard Technology Partners LLC, and 127,367 shares held by Lazard Technology Investors (1998) LLC. Lazard Technology Partners L.P., Lazard Technology Partners LLC and Lazard Technology Investors (1998) LLC are part of an affiliated group of investment partnerships referred to, collectively, as the Lazard Freres Group. Includes 13,827 shares which will be issued to the Lazard Freres Group as a dividend upon conversion of the Series D preferred stock.


 (3) Includes 45,847 shares underlying options granted to Mr. Benson which are exercisable within 60 days of September 30, 1999 and 153,000 shares owned by the Benson Family Limited Partnership, of which Mr. Benson is the general partner and two trusts for his minor children are the limited partners.

 (4) Includes 3,685 shares underlying options granted to Mr. Zurlo which are exercisable within 60 days of September 30, 1999.

 (5) Includes 4,269 shares underlying options granted to Mr. Williams which are exercisable within 60 days of September 30, 1999.

 (6) Includes 3,449 shares underlying options granted to Mr. Dickerson which are exercisable within 60 days of September 30, 1999.

 (7) Includes 3,224 shares underlying options granted to Ms. Lockhart which are exercisable within 60 days of September 30, 1999.

 (8) Represents shares described in note (1) above, beneficially owned by Summit Partners Group. Mr. Avis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 31,718 shares which will be issued to the Summit Partners Group as a dividend upon conversion of the Series B preferred stock.

 (9) Represents shares described in note (1) above, beneficially owned by Summit Partners Group. Mr. Balmuth disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 31,718 shares which will be issued to the Summit Partners Group as a dividend upon conversion of the Series B preferred stock.

(10) Includes 894 shares underlying options granted to Mr. Landry which are exercisable within 60 days of September 30, 1999.

(11) Represents shares held by Manz Developments, Inc., of which Mr. Manz holds 100% of the voting stock and 48% of the total equity.

(12) Includes 15,300 shares underlying options granted to Mr. Severino which are exercisable within 60 days of September 30, 1999.

(13) Includes 85,530 shares underlying options which are exercisable within 60 days of September 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK


     Following the offering, our authorized capital stock will consist of 40,000,000 shares of common stock of which 17,864,423 will be issued and outstanding; and 3,060,000 shares of undesignated preferred stock issuable in one or more series to be designated by the board of directors, of which no shares will be issued and outstanding.



     As of September 30, 1999, there were outstanding: (1) 5,785,723 shares of common stock held by 24 stockholders of record; (2) 5,640,738 shares of convertible preferred stock (convertible into 8,678,711 shares of common stock upon closing of the offering, including 48,377 shares issued as accrued dividends on the convertible preferred stock); (3) 15,014,238 shares of redeemable preferred stock (to be redeemed upon closing of the offering for an aggregate of approximately $18 million, including accrued dividends of approximately $4.3 million); and (4) options to purchase an aggregate of 1,451,153 shares of common stock.

COMMON STOCK

     The holders of common stock have one vote per share. Holders of common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, subject to any voting rights granted to holders of any then outstanding preferred stock. Except as otherwise provided by law, amendments to our certificate of incorporation, which will be effective upon consummation of the offering, must be approved by a majority of the voting power of the common stock.

     Holders of common stock share ratably in any dividends declared by the Board of Directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock. In the event of our merger or consolidation with or into another company as a result of which shares of common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of common stock will be entitled to receive the same kind and amount, on a per share of common stock basis, of such shares of stock and other securities and property, including cash. On our liquidation, dissolution or winding up, all holders of common stock are entitled to share ratably in any assets available for distribution to the holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

     All the outstanding shares of common stock are legally issued, fully paid and nonassessable.

PREFERRED STOCK

     Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our Board of Directors is authorized to establish the voting rights, if any, and the designations, powers, preferences, qualifications, limitations and restrictions applicable to the shares of each series. The Board of Directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of our existing management. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS


     Under the terms of the Registration Rights Agreement, amended and restated in July 1998, the holders of at least 50% of the shares held in the aggregate by Summit Group, Lazard Freres Group and certain other entities may demand that we file a registration statement for the registration of all or any portion of their shares, subject to certain minimum thresholds, under the Securities Act. We are not required to effect more than a total of two of these demand registrations per year. Upon completion of this offering, holders of an aggregate of 11,787,084 shares are party to the Registration Rights Agreement.


     In addition, after the closing of the offering, these stockholders and Manz Developments will be entitled to piggyback registration rights in connection with any registration by us of securities for our own account or the account of other stockholders. If we propose to register any shares of common stock under the Securities Act, we are required to give those stockholders notice of the registration and to include their shares in the registration statement. At any time after we become eligible to file a registration statement on Form S-3, these stockholders may require us to file an unlimited number of registration statements on Form S-3 under the Securities Act with respect to their shares of common stock.

     The registration rights of these stockholders will terminate when the shares held by them may be sold under Rule 144 under the Securities Act. We are generally required to bear all of the expenses of all demand and piggyback registrations, except underwriting discounts and commissions. We also have agreed to indemnify those stockholders under the terms of the Registration Rights Agreement.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

     Any amendment to our certificate of incorporation must first be approved by a majority of the board of directors and thereafter approved by a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     Statutory Business Combination Provision. Following the offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

     - before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

     - upon the closing of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

     - following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder.
Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contains any such exclusion.

     By-law Provisions. Our by-laws provide that a special meeting of stockholders may be called only by the President or the Board of Directors unless otherwise required by law. Our by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

     Ability to Adopt Stockholder Rights Plan. The Board of Directors may in the future resolve to issue shares of preferred stock or rights to acquire such shares to implement a stockholder rights plan. A stockholder rights plan typically creates voting or other impediments that would discourage persons seeking to gain control of MCK by means of a merger, tender offer, proxy contest or otherwise if the Board of Directors determines that such change in control is not in the best interests of our stockholders. The Board of Directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to obtain control of MCK.

TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM

     We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol MCKC.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock will be American Stock Transfer Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale, as described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price.


     After this offering, 17,864,423 shares of common stock will be outstanding, assuming the issuance of an aggregate of 3,400,000 shares of common stock. The number of shares outstanding after this offering is based on the number of shares outstanding as of September 30, 1999, and assumes no exercise of outstanding options. The 3,400,000 shares sold in this offering will be freely tradable without restriction under the Securities Act. The remaining 14,464,423 shares of common stock outstanding upon completion of the offering are restricted securities in that they may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act or Rules 144 or 701 of the Securities Act.


     All of our officers, directors and stockholders have entered into lock-up agreements generally providing that they will not offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by them, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of BancBoston Robertson Stephens Inc. Transfers may be made earlier:

     - as a bona fide gift or gifts, provided the donee or donees agree in writing to be bound by this restriction;

     - as a distribution to partners, stockholders or beneficiaries of the transferor, provided that the distributees agree in writing to be bound by the terms of this restriction;

     - with respect to dispositions or purchases of common stock acquired on the open market; or

     - with the prior written consent of BancBoston Robertson Stephens Inc.

     BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, BancBoston Robertson Stephens Inc. will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 180 day lock-up period, additional shares of common stock will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

     In general, under Rule 144 as currently in effect, an affiliate of MCK or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of MCK, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of our then outstanding shares of common stock or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about MCK. Any person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of MCK at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years including any period of ownership of preceding non-affiliated holders, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     At September 30, 1999 we had reserved an aggregate of 1,959,081 shares of common stock for issuance pursuant to the 1996 Stock Option Plan, and options to purchase approximately 1,451,153 shares were outstanding under the 1996 Stock Option Plan, and we had reserved an aggregate of 3,060,000 shares of common stock for issuance pursuant to the 1999 Stock Option and Grant Plan, and 172,202 options were outstanding under the 1999 Stock Option and Grant Plan. As soon as practicable following the offering, we intend to file registration statements under the Securities Act to register shares of common stock reserved for issuance under the 1996 Stock Option Plan and the 1999 Stock Option and Grant Plan. Such registration statements will automatically become effective immediately upon filing. Any shares issued upon the exercise of stock options will be eligible for immediate public sale, subject to the lock-up agreements noted above.


     We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 1996 Stock Option Plan and the 1999 Stock Option and Grant Plan.


     Following the offering, under specified circumstances and subject to customary conditions, the Summit Group, the Lazard Freres Group and certain other stockholders have will have rights with respect to 8,678,711 shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and they, along with Manz Developments, will have rights to participate in any future registration of securities by us.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Hambrecht & Quist LLC have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
BancBoston Robertson Stephens Inc...........................
Dain Rauscher Wessels.......................................
Hambrecht & Quist LLC.......................................
                                                                 ---------
          Total.............................................     3,400,000
                                                                 =========

     The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price shown on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The underwriters may allow and such dealers may reallow a concession not in excess of $ per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters.

     Over-Allotment Option. We and certain of our stockholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus to purchase up to 510,000 additional shares of common stock at the initial public offering price less the underwriting discount shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the option which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. We and certain of our stockholders will be obligated, as part of the option, to sell shares to the underwriters to the extent the option is exercised. To the extent the option is exercised, 50% of the shares will be sold by us and 50% will be sold by certain of our stockholders. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of common stock offered hereby.

     Indemnity. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.


     Lock-up Agreements. All our executive officers, directors and certain of our stockholders, who will own in the aggregate 14,165,183 shares of common stock after the offering, have agreed that they will not, without the prior written consent of BancBoston Robertson Stephens, offer, sell, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of BancBoston Robertson Stephens, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted before the date hereof, and may grant additional options under its stock option plans, provided that, without the prior written consent of BancBoston Robertson Stephens, such additional options shall not be exercisable during such period. BancBoston Robertson Stephens may release us or our stockholders from such restrictions at anytime, in whole or in part, without notice.


     Determination of Offering Price. Before the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation among us and the representatives. Among the factors considered in determining the initial public offering price are prevailing market and economic conditions, our revenues and earnings, market valuations of other companies engaged in activities similar to us, estimates of our business potential and prospects, the present state of our business operations, our management and other factors deemed relevant. The estimated initial public offering price range shown on the cover of this prospectus is subject to change as a result of market conditions and other factors.

     Discretionary Accounts. The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     Stabilization. Certain persons participating in the offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effective syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when the common stock sold by the syndicate member is purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for MCK Communications by McDermott, Will & Emery, Boston, Massachusetts. Various legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at April 30, 1999 and 1998, and for each of the two years in the period ended April 30, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     PricewaterhouseCoopers LLP, independent accountants, have audited our statements of operations, cash flows and changes in stockholders' equity for the year ended April 30, 1997. We have included these 1997 financial statements in the prospectus and elsewhere in the registration statement in reliance on PricewaterhouseCoopers LLP report, given on their authority as experts in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

     In September 1997, we engaged Ernst & Young LLP as our independent auditors, to replace PricewaterhouseCoopers LLP. The decision was made by our Board of Directors and was not due to any disagreement with PricewaterhouseCoopers LLP. During the fiscal year ended April 30, 1997 and during the interim period prior to engaging Ernst & Young LLP, we had no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their report on our financial statements. The reports of PricewaterhouseCoopers LLP on our financial statements for the fiscal year ended April 30, 1997 (the last fiscal year audited by PricewaterhouseCoopers LLP) did not contain any adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement, parts of which have been omitted as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract or other document are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

     The registration statement can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the SEC's site on the Internet's World Wide Web, located at http://www.sec.gov.

     We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also request copies of these documents, for a copying fee, by writing to the SEC.

                            MCK COMMUNICATIONS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Reports of Independent Auditors.............................  F-2
Consolidated Balance Sheets.................................  F-4
Consolidated Statements of Operations.......................  F-5
Consolidated Statements of Common Stockholders' Deficit.....  F-6
Consolidated Statements of Cash Flows.......................  F-7
Notes to Consolidated Financial Statements..................  F-8

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
  MCK Communications, Inc.

     We have audited the accompanying consolidated balance sheets of MCK Communications, Inc. (the Company) as of April 30, 1999 and 1998, and the related consolidated statements of operations, common stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 1999 and 1998 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                                               Ernst & Young LLP
Boston, Massachusetts
July 30, 1999, except as to
Note 14, as to which the date
is October   , 1999

     The foregoing report is in the form that will be signed upon the completion of the 1.53 to 1 stock split contemplated in the first paragraph of Note 14 to the financial statements. The accompanying consolidated statements of operations, common stockholders' deficit and cash flows have been adjusted to reflect this stock split.

                                                           /s/ Ernst & Young LLP
Boston, Massachusetts

September 30, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Stockholders of
  MCK Communications, Inc.

     We have audited the accompanying consolidated statements of operations, common stockholders' deficit and cash flows for the year ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, these consolidated financial statements audited by us present fairly, in all material respects, the consolidated results of its operations and its cash flows and changes in stockholders' deficit for the year ended April 30, 1997, in conformity with accounting principles generally accepted in the United States.

PricewaterhouseCoopers LLP
Calgary, Alberta
June 20, 1997 except as to the first paragraph of Note 14,
as to which the date is October   , 1999.

     The foregoing report is in the form that will be signed upon the completion of the 1.53 to 1 stock split contemplated in the first paragraph of Note 14 to the financial statements. The accompanying consolidated statements of operations, common stockholders' deficit and cash flows have been adjusted to reflect this stock split.

                                            /s/ PricewaterhouseCoopers LLP

Calgary, Alberta

September 30, 1999

                            MCK COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                                          PRO FORMA
                                                                                           COMMON
                                                   APRIL 30,                            STOCKHOLDERS'
                                          ---------------------------     JULY 31,       DEFICIT AT
                                              1998           1999           1999        JULY 31, 1999
                                          ------------   ------------   -------------   -------------
                                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and equivalents..................  $  1,867,213   $  3,284,984   $  3,596,211
  Accounts receivable (net of allowances
     of $150,000 at April 30, 1998,
     179,560 at April 30, 1999 and
     $198,251 at July 31, 1999).........     1,893,036      3,350,389      3,593,508
  Inventory.............................       756,746      1,493,641      1,245,490
  Prepaids and other current assets.....       294,445        213,025        292,839
                                          ------------   ------------   -------------
     Total current assets...............     4,811,440      8,342,039      8,728,048
Fixed assets, net.......................       804,970      1,054,561      1,056,706
Other assets............................        48,915         31,843         28,093
                                          ------------   ------------   -------------
Total assets............................  $  5,665,325   $  9,428,443   $  9,812,847
                                          ============   ============   =============

LIABILITIES AND COMMON STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable......................  $    485,014   $  1,666,438   $  1,672,083
  Accrued liabilities...................       474,947        693,005      1,018,573
  Accrued compensation and benefits.....       306,086        404,490        313,700
  Borrowings under line of credit.......            --             --         76,812
  Deferred revenue......................            --             --         25,817
                                          ------------   ------------   -------------
     Total current liabilities..........     1,266,047      2,763,933      3,106,985
Long-term debt..........................     5,000,000      2,500,000      2,653,624
Redeemable preferred stock of
  subsidiary............................     2,293,333      2,490,280      2,540,495
Redeemable preferred stock..............    15,244,755     21,010,759     21,462,308
Redeemable convertible preferred
  stock.................................     1,911,111      4,703,751      4,799,201
Common stockholders' deficit:
Common stock, $.001 par value;
  25,000,000 authorized: Issued and
  outstanding -- 4,978,570 shares at
  April 30, 1998, 5,300,183 shares at
  April 30, 1999, 5,675,033 shares at
  July 31, 1999, and 14,349,525 shares
  pro forma at July 31, 1999............         4,979          5,300          5,675    $     14,350
Additional paid-in capital..............       152,352      1,388,002      9,494,702      14,285,228
Accumulated deficit.....................   (19,901,160)   (24,303,510)   (26,086,271)    (26,086,271)
Deferred compensation...................            --       (805,652)    (7,186,371)     (7,186,371)
Accumulated other comprehensive income
  (loss)................................      (155,290)      (165,743)      (206,324)       (206,324)
Notes receivable from officers..........      (150,802)      (158,677)      (771,177)       (771,177)
                                          ------------   ------------   ------------    ------------
Total common stockholders' deficit......   (20,049,921)   (24,040,280)   (24,749,766)   $(19,950,565)
                                          ------------   ------------   ------------    ============
Total liabilities and common
  stockholders' deficit.................  $  5,665,325   $  9,428,443   $  9,812,847
                                          ============   ============   ============


          See accompanying notes to consolidated financial statements.

                            MCK COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                     THREE MONTHS ENDED
                                                 YEARS ENDED APRIL 30,                    JULY 31,
                                        ---------------------------------------   ------------------------
                                           1997          1998          1999          1998         1999
                                        -----------   -----------   -----------   ----------   -----------
                                                                                        (UNAUDITED)
Revenues..............................  $ 5,920,645   $ 7,875,779   $14,269,603   $3,116,151   $ 4,522,919
Cost of goods sold....................    2,313,015     2,799,994     5,389,557    1,188,294     1,690,472
                                        -----------   -----------   -----------   ----------   -----------
Gross profit..........................    3,607,630     5,075,785     8,880,046    1,927,857     2,832,447
Operating expenses:
  Research and development............      814,664     1,757,524     3,348,608      751,124       963,591
  Sales and marketing.................    1,145,265     2,191,182     3,888,537      779,298     1,347,459
  General and administrative..........      607,106     1,484,812     1,616,620      391,277       493,705
  Amortization of stock based
    compensation......................                                  406,000       20,000     1,113,856
  Transaction-related charges.........      493,284            --                         --
                                        -----------   -----------   -----------   ----------   -----------
    Total operating expenses..........    3,060,319     5,433,518     9,259,765    1,941,699     3,918,611
                                        -----------   -----------   -----------   ----------   -----------
Income (loss) from operations.........      547,311      (357,733)     (379,719)     (13,842)   (1,086,164)
Other (income) expense:
  Interest expense....................      527,060       663,121       397,969      150,562        90,282
  Interest income.....................     (134,204)     (144,888)     (130,339)     (15,185)      (23,706)
  Other (income) expense, net.........      (50,337)       77,217       (60,267)      (6,413)       28,672
                                        -----------   -----------   -----------   ----------   -----------
    Total other expense...............      342,519       595,450       207,363      128,964        95,248
Income (loss) before provision for
  income taxes and dividends on
  redeemable preferred stock of
  subsidiary..........................      204,792      (953,183)     (587,082)    (142,806)   (1,181,412)
Provision for income taxes............      302,109            --            --           --            --

Dividends on redeemable preferred
  stock of subsidiary.................      133,333       160,000       196,947       49,614        50,215
                                        -----------   -----------   -----------   ----------   -----------
Net loss..............................     (230,650)   (1,113,183)     (784,029)    (192,420)   (1,231,627)
Dividends on redeemable preferred
  stock...............................    1,010,557     1,220,000     1,965,921      393,234       551,134
                                        -----------   -----------   -----------   ----------   -----------
Loss applicable to common stock.......  $(1,241,207)  $(2,333,183)  $(2,749,950)  $ (585,654)  $(1,782,761)
                                        ===========   ===========   ===========   ==========   ===========
Basic and diluted net loss per common
  share...............................  $     (0.39)  $     (0.67)  $     (0.71)  $    (0.16)  $     (0.41)
                                        ===========   ===========   ===========   ==========   ===========
Shares used in computing basic and
  diluted net loss per common share...    3,188,152     3,476,282     3,881,526    3,657,058     4,304,187
                                        ===========   ===========   ===========   ==========   ===========
Pro forma basic and diluted loss per
  share...............................                              $     (0.34)               $     (0.21)
Shares used in computing pro forma
  basic and diluted loss per share....                                8,132,866                  8,674,492


          See accompanying notes to consolidated financial statements.

                            MCK COMMUNICATIONS, INC.

            CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' DEFICIT

                                                                   COMMON
                                                        SHARES     STOCK
                                       COMPREHENSIVE      OF         AT     ADDITIONAL
                                          INCOME        COMMON      PAR      PAID-IN     ACCUMULATED      DEFERRED
                                          (LOSS)         STOCK     VALUE     CAPITAL       DEFICIT      COMPENSATION
                                       -------------   ---------   ------   ----------   ------------   ------------
Balance at April 30, 1996............                      1,000   $ 100    $       --   $   (207,533)  $        --
Cancellation of old common stock.....                     (1,000)   (100)           --            100            --
Issuance of new common stock.........                  3,108,373   3,108            --         (2,032)           --
Dividends to Manz Development,
  Inc................................                         --      --            --    (16,119,603)           --
Dividends on preferred stock.........                         --      --            --     (1,010,557)           --
Stock options exercised..............                    214,929     215         1,470             --            --
Other................................                         --      --            --          2,298            --
Net loss.............................   $  (230,650)          --      --            --       (230,650)           --
                                        -----------    ---------   ------   ----------   ------------   -----------
Total comprehensive income (loss)....   $  (230,650)          --      --            --             --            --
                                        ===========
Balance at April 30, 1997............                  3,323,302   3,323         1,470    (17,567,977)           --
Stock options exercised..............                    117,090     118         1,618             --            --
Sale of restricted stock.............                  1,538,178   1,538       149,264             --            --
Foreign currency translation
  adjustment.........................   $  (155,290)          --      --            --             --            --
Dividends on preferred stock.........            --           --      --            --     (1,220,000)           --
Net loss.............................    (1,113,183)          --      --            --     (1,113,183)           --
                                        -----------    ---------   ------   ----------   ------------   -----------
Total comprehensive income (loss)....   $(1,268,473)          --      --            --             --            --
                                        ===========
Balance at April 30, 1998............                  4,978,570   4,979       152,352    (19,901,160)           --
Stock options exercised..............                    241,288     241        16,203             --            --
Sale of restricted stock.............                    114,750     115        11,135             --            --
Cancellation of restricted stock.....                    (34,425)    (35)       (3,340)            --            --
Foreign currency translation
  adjustment.........................   $   (10,453)          --      --            --             --            --
Deferred compensation................                                        1,211,652                   (1,211,652)
Amortization of deferred
  compensation.......................                                                                       406,000
Dividends on preferred stock.........                         --      --            --     (1,965,921)           --
Issuance of preferred stock in
  exchange for redemption premium....                         --      --            --     (1,652,400)           --
Net loss.............................      (784,029)          --      --            --       (784,029)           --
                                        -----------    ---------   ------   ----------   ------------   -----------
Total comprehensive income (loss)....   $  (794,482)          --      --            --             --
                                        ===========
Balance at April 30, 1999............                  5,300,183   5,300     1,388,002    (24,303,510)     (805,652)
Foreign currency translation
  adjustment (unaudited).............   $   (40,581)          --      --            --             --            --
Deferred compensation................                                        7,494,575                   (7,494,575)
Amortization of deferred
  compensation.......................                                                                     1,113,856
Sale of restricted stock
  (unaudited)........................                    374,850     375       612,125             --            --
Dividends on preferred stock
  (unaudited)........................                         --      --            --       (551,134)           --
Net loss (unaudited).................    (1,231,627)          --      --            --     (1,231,627)           --
                                        -----------    ---------   ------   ----------   ------------   -----------
Total comprehensive income (loss)
  (unaudited)........................   $(1,272,208)          --      --            --             --
                                        ===========
Balance at July 31, 1999
  (unaudited)........................                  5,675,033   $5,675   $9,494,702   $(26,086,271)  $(7,186,371)
                                                       =========   ======   ==========   ============   ===========


                                        ACCUMULATED       NOTES          TOTAL
                                           OTHER       RECEIVABLES      COMMON
                                       COMPREHENSIVE      FROM       STOCKHOLDERS'
                                          INCOME        OFFICERS        DEFICIT
                                       -------------   -----------   -------------
Balance at April 30, 1996............    $      --      $      --    $   (207,433)
Cancellation of old common stock.....           --             --              --
Issuance of new common stock.........           --             --              --
Dividends to Manz Development,
  Inc................................           --             --     (16,119,603)
Dividends on preferred stock.........           --             --      (1,010,557)
Stock options exercised..............           --             --           2,761
Other................................           --             --           2,298
Net loss.............................           --             --        (230,650)
                                         ---------      ---------    ------------
Total comprehensive income (loss)....           --             --              --
Balance at April 30, 1997............           --             --     (17,563,184)
Stock options exercised..............           --             --           1,736
Sale of restricted stock.............           --       (150,802)             --
Foreign currency translation
  adjustment.........................     (155,290)            --        (155,290)
Dividends on preferred stock.........           --             --      (1,220,000)
Net loss.............................           --             --      (1,113,183)
                                         ---------      ---------    ------------
Total comprehensive income (loss)....           --             --              --
Balance at April 30, 1998............     (155,290)      (150,802)    (20,049,921)
Stock options exercised..............           --             --          16,444
Sale of restricted stock.............           --        (11,250)             --
Cancellation of restricted stock.....           --          3,375              --
Foreign currency translation
  adjustment.........................      (10,453)            --         (10,453)
Deferred compensation................
Amortization of deferred
  compensation.......................                                     406,000
Dividends on preferred stock.........           --             --      (1,965,921)
Issuance of preferred stock in
  exchange for redemption premium....           --             --      (1,652,400)
Net loss.............................                          --        (784,029)
                                         ---------      ---------    ------------
Total comprehensive income (loss)....                          --              --
Balance at April 30, 1999............     (165,743)      (158,677)    (24,040,280)
Foreign currency translation
  adjustment (unaudited).............      (40,581)            --         (40,581)
Deferred compensation................
Amortization of deferred
  compensation.......................                                   1,113,856
Sale of restricted stock
  (unaudited)........................           --       (612,500)             --
Dividends on preferred stock
  (unaudited)........................           --             --        (551,134)
Net loss (unaudited).................           --             --      (1,231,627)
                                         ---------      ---------    ------------
Total comprehensive income (loss)
  (unaudited)........................           --             --              --
Balance at July 31, 1999
  (unaudited)........................    $(206,324)     $(771,177)   $(24,749,766)
                                         =========      =========    ============


          See accompanying notes to consolidated financial statements.

                            MCK COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                   THREE MONTHS ENDED
                                                              YEARS ENDED APRIL 30,                     JULY 31,
                                                     ----------------------------------------   -------------------------
                                                         1997          1998          1999          1998          1999
                                                     ------------   -----------   -----------   -----------   -----------
                                                                                                       (UNAUDITED)
Cash flow from operating activities:
  Net loss.........................................  $   (230,650)  $(1,113,183)  $  (784,029)  $  (192,420)  $(1,231,627)
  Depreciation and amortization....................       160,075       230,342       393,977        72,943       132,031
  Stock based compensation.........................            --            --       406,000        20,000     1,113,856
  Deferred income taxes............................        22,593       (80,000)           --            --            --
  Dividends accrued on redeemable preferred stock
    of subsidiary..................................       133,333       160,000       196,947        49,614        50,265
  Transaction-related charges......................        44,554            --            --            --            --
  Change in operating assets and liabilities:
    Accounts receivable............................       712,364      (846,047)   (1,457,353)     (257,254)     (243,169)
    Inventory......................................      (222,271)      283,403      (736,895)     (344,503)      248,151
    Prepaids and other current assets..............      (943,093)      366,050        81,420       (42,944)      (79,814)
    Accounts payable...............................      (373,529)      357,431     1,181,424       118,784         5,645
    Accrued liabilities............................         1,380       451,344       218,058       (21,594)      325,568
    Accrued compensation and benefits..............      (166,085)      272,666        98,404      (126,904)      (90,790)
    Deferred revenue...............................            --            --            --            --        25,817
                                                     ------------   -----------   -----------   -----------   -----------
       Net cash (used) provided by operating
         activities................................      (861,329)       82,006      (402,047)     (724,278)      255,933
Cash flows from investing activities:
  Purchase of fixed assets.........................      (318,908)     (565,526)     (675,650)     (182,226)     (136,147)
Cash flows from financing activities:
  Proceeds from issuance of preferred stock, net of
    issuance costs.................................    15,000,000            --     4,940,323     4,953,761        (4,135)
  Dividends paid to Manz Development, Inc..........   (14,119,603)           --            --            --            --
  Issuance of subordinated debt....................     5,000,000            --            --            --            --
  Payment of debt and equity issuance costs........      (297,382)           --            --            --            --
  Redemption of preferred stock....................      (500,000)           --            --            --            --
  Repayment of promissory note.....................    (1,166,667)           --            --            --            --
  Increase (decrease) in short-term borrowings.....       390,684      (749,496)           --            --       230,436
  Repayment of subordinated debt...................            --            --    (2,500,000)   (2,500,000)           --
  Proceeds from exercise of stock options..........         2,761         1,736        16,444         1,663            --
                                                     ------------   -----------   -----------   -----------   -----------
       Net cash provided (used) by financing
         activities................................     4,309,793      (747,760)    2,456,767     2,455,424       226,301
Effect of exchange rate changes on cash............        97,909      (129,761)       38,701         7,085       (34,860)
                                                     ------------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash....................     3,227,465    (1,361,041)    1,417,771     1,556,005       311,227
Cash and equivalents at beginning of year..........           789     3,228,254     1,867,213     1,867,213     3,284,984
                                                     ------------   -----------   -----------   -----------   -----------
Cash and equivalents at end of year................  $  3,228,254   $ 1,867,213   $ 3,284,984   $ 3,423,218   $ 3,596,211
                                                     ============   ===========   ===========   ===========   ===========

Non-cash transactions:
  Dividends on non-subsidiary preferred stock......  $  1,010,557   $ 1,220,000   $ 1,965,921   $   393,234   $   551,134
  Sale of restricted stock.........................            --       150,802         7,875         7,875       612,500
  Dividends to Manz Development, Inc...............     2,133,333       160,000       196,947        49,614        50,215
  Issuance of preferred stock in exchange for
    redemption premium.............................            --            --     1,652,400     1,652,400            --


          See accompanying notes to consolidated financial statements.

                            MCK COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FISCAL YEARS ENDED APRIL 30, 1997, 1998 AND 1999 (AUDITED)
    AND FOR THE THREE MONTH PERIODS ENDED JULY 31, 1999 AND 1998 (UNAUDITED)

1. NATURE OF OPERATIONS

     MCK Communications, Inc. (MCK or the Company) develops and markets remote voice access products that enable corporations to distribute the features and applications of PBX systems to branch offices and telecommuters over data networks. Sales are made to OEMs and private label partners, ILECs, systems integrators and distributors, telecom and datacom VARs, and broadband service providers. In the fiscal years ended 1997, 1998 and 1999, sales to one customer represented 27%, 46% and 47%, respectively, of consolidated revenues.

2. SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements include the accounts of MCK Communications, Inc. and its Canadian subsidiary, MCK Telecommunications, Inc. All significant intercompany accounts and transactions are eliminated.

  (b) Cash Equivalents

     Cash equivalents are defined as short-term, highly-liquid investments having an original maturity of three months or less.

  (c) Inventory

     Inventory is valued at the lower of cost (first-in, first-out) or market.

  (d) Fixed Assets

     Fixed assets are stated at cost and depreciated on a straight-line basis over the following estimated useful lives:

Equipment.......................  3 years
Furniture and fixtures..........  3 years
Purchased software..............  2 years
Leasehold improvements..........  The lesser of five years or term of lease

  (e) Fair Value of Financial Instruments

     The Company's cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value due to the short term to either maturity or anticipated settlement. The carrying value of the Company's subordinated debt approximates fair value based upon management's best estimates of what interest rates would be available for similar instruments. The carrying value of the Company's redeemable preferred stock approximates fair value based upon management's best estimates of what dividend rates would be available for similar instruments. The fair values of the Company's redeemable convertible preferred stock is not readily determinable due to the difficulty of valuing the conversion feature for emerging companies.

  (f) Revenue Recognition

     Revenues from product sales to end users are recognized upon shipment. The Company provides reserves for returns and warranty costs at the time revenue is recognized. Returns and warranty costs have

                            MCK COMMUNICATIONS, INC.

not been material. A portion of the Company's sales are made to distributors under arrangements where the distributors are not obligated to pay the Company until the distributor has resold the product. The Company defers recognition of such sales and related gross margin until the product is sold by the distributors. The Company recognizes service revenues as the service is provided and maintenance revenues ratably over the contract period. Service revenues and maintenance revenues have not been material.

  (g) Earnings per Share and Pro Forma Earnings per Share

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share," or SFAS 128, which was required to be adopted for fiscal years ending after December 15, 1997. Earnings per share amounts for all periods presented conform to the SFAS 128 requirements. See Note 11 for the computation of basic and diluted earnings per share.

     Pro forma earnings per share is computed using the weighted average number of common shares outstanding and assumes the conversion of the redeemable convertible preferred stock at the later of May 1, 1998 or at the date of issuance.

  (h) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the collectibility of accounts receivable and the carrying value of inventory. Actual results could differ from those estimates.

  (i) Translation of Foreign Currencies

     The functional currency for the Company's Canadian operations is the Canadian dollar. The translation of Canadian dollars into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date, and for revenue and expense accounts using the weighted-average exchange rate during the period. The gains or losses resulting from such translation are reported in a separate component of stockholders' deficit, which also includes exchange gains and losses on certain intercompany balances of a long-term investment nature. Gains or losses resulting from foreign currency transactions, which are included in results of operations, were a gain of approximately $86,000 in 1997, a loss of approximately $67,000 in 1998 and a gain of approximately $56,000 in 1999. The Company's Canadian subsidiary represented approximately $3,350,000 of total assets at April 30, 1999. The Company had foreign and U.S. revenues of $2.6 million and $11.7 million, respectively, during the year ended April 30, 1999.

  (j) Income Taxes

     The Company provides deferred taxes to recognize temporary differences between the financial and tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

  (k) Comprehensive Income

     During the year ended April 30, 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive

                            MCK COMMUNICATIONS, INC.

income and its components in the financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to owners.

  (l) Segments of an Enterprise

     In 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," or SFAS 131, which was required to be adopted for fiscal years beginning after December 15, 1997. SFAS 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." This statement changes the way public companies report segment information in annual financial statements. SFAS 131 requires public companies to report financial and descriptive information about their operating segments in interim financial reports to shareholders as well. The adoption of this Statement had no impact on the disclosures in the Company's financial statements as the Company operates in one business segment.

  (m) Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash equivalents and trade accounts receivable. The Company invests its cash equivalents in deposits with financial institutions with strong credit ratings. The Company sells its products to customers in the telecommunications industry, primarily in the United States and Canada. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. Trade accounts receivable at April 30, 1998 and 1999 included approximately $1,002,000 and $1,068,000, respectively, from one customer.

  (n) Interim Financial Information

     The financial information for the three month periods ended July 31, 1998 and 1999 is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the operating results and cash flows for such periods. Results for the three month period ended July 31, 1999 are not necessarily indicative of results in future periods.

3. INVENTORY

     Inventories consisted of:

                                                        APRIL 30,
                                                 ------------------------     JULY 31,
                                                    1998          1999          1999
                                                 ----------    ----------    -----------
                                                                             (UNAUDITED)
Raw materials..................................  $  230,888    $  518,235    $  595,068
Work-in-process................................     382,211       780,584       535,902
Finished goods.................................     143,647       194,822       114,520
                                                 ----------    ----------    ----------
                                                 $  756,746    $1,493,641    $1,245,490
                                                 ==========    ==========    ==========

                            MCK COMMUNICATIONS, INC.

4. FIXED ASSETS

     Fixed assets consisted of:

                                                        APRIL 30,
                                                 ------------------------
                                                    1998          1999
                                                 ----------    ----------
Equipment......................................  $  715,139    $1,054,588
Purchased software.............................     176,896       410,715
Leasehold improvements.........................     243,048       269,339
Furniture and fixtures.........................     155,553       231,644
                                                 ----------    ----------
                                                  1,290,636     1,966,286
Accumulated depreciation.......................    (485,666)     (911,725)
                                                 ----------    ----------
                                                 $  804,970    $1,054,561
                                                 ==========    ==========

5. CREDIT AGREEMENTS

     Revolving Credit Agreement. The Company maintains a revolving credit agreement that provides for borrowings up to the lesser of $2,000,000 or 80% of qualifying accounts receivable, which, at April 30, 1999 and July 31, 1999, provided for borrowings of approximately $1,920,000. No amounts were outstanding under this agreement during the year ended April 30, 1999 or the three months ended July 31, 1999. Interest is charged at the bank's base rate (7.75% at April 30, 1999 and July 31, 1999). This agreement expires in April 2000. The debt is collateralized by substantially all assets of the Company.

     Subordinated Debt. The Company issued $5,000,000 of 12.5% subordinated promissory notes in connection with a recapitalization in June 1996. In July 1998, the Company completed a private placement (see Note 7), and repaid $2,500,000 of the subordinated promissory notes. Amounts outstanding under the remaining subordinated promissory notes are due at the earlier of a qualified initial public offering, as defined, or as follows: $1,666,666 on June 30, 2000 and $833,334 on June 30, 2001.

     The Company paid interest of approximately $506,000, $375,000 and $663,000 for the years ended 1997, 1998 and 1999, respectively, and $156,250 (unaudited) and $16,875 (unaudited) for the three months ended July 31, 1998 and 1999, respectively, associated with these credit agreements.

6. INCOME TAXES

Pre-tax income (loss) is summarized by country as follows:


                                                                       APRIL 30,
                                                           ----------------------------------
                                                             1997        1998         1999
                                                           --------    ---------    ---------
Canada...................................................  $130,693    $(180,545)   $(195,394)
United States............................................    74,099     (772,638)    (391,688)
                                                           --------    ---------    ---------
          Total..........................................  $204,792    $(953,183)   $(587,082)
                                                           ========    =========    =========

                            MCK COMMUNICATIONS, INC.

The provision (benefit) for income taxes consisted of:

                                                                       APRIL 30,
                                                           ----------------------------------
                                                             1997        1998         1999
                                                           --------    ---------    ---------
Current:
Canada...................................................  $246,041    $  80,000    $      --
United States............................................    25,194           --           --
                                                           --------    ---------    ---------
                                                            271,235       80,000
                                                                                           --
Deferred:
Canada...................................................    30,874      (80,000)          --
                                                           --------    ---------    ---------
          Total..........................................  $302,109    $      --    $      --
                                                           ========    =========    =========

     The provision for income taxes differed from the amount computed by applying the U.S. federal statutory rate as follows:


                                                                       APRIL 30,
                                                           ----------------------------------
                                                             1997        1998         1999
                                                           --------    ---------    ---------
Income tax provision (benefit) at statutory rate.........  $ 71,677    $(333,614)   $(205,479)
Tax loss with no current benefit.........................        --      330,104      187,943
Foreign tax differential.................................    12,573      (16,290)     (12,214)
Non-deductible expenses..................................   220,103       19,800       29,750
Other, net...............................................    (2,244)          --           --
                                                           --------    ---------    ---------
          Total..........................................  $302,109    $      --    $      --
                                                           ========    =========    =========


     The components of the Company's deferred tax assets and liabilities are as follows:


                                                                    APRIL 30,
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
Deferred tax assets:
Reserves and accruals.......................................  $ 201,000    $ 198,000
Tax credits.................................................     32,000       63,000
Net operating loss carryforward.............................         --      190,100
                                                              ---------    ---------
          Total deferred tax assets.........................    233,000      451,100
                                                              ---------    ---------
Deferred tax liabilities:
Depreciation................................................    (14,000)     (18,000)
Other.......................................................    (15,000)     (10,000)
                                                              ---------    ---------
          Total deferred tax liabilities....................    (29,000)     (28,000)
                                                              ---------    ---------

Valuation allowance.........................................   (204,000)    (423,100)
                                                              ---------    ---------
Net deferred tax assets.....................................  $      --    $      --
                                                              =========    =========


     The Company has incurred cumulative losses for the three year period ended April 30, 1999. Consequently, the Company does not have an objective and verifiable basis for concluding that it is more likely than not the Company will generate taxable income in the foreseeable future. Accordingly, the Company has provided a valuation allowance covering its net deferred tax asset.


     At April 30, 1998 and 1999, the Company had $31,500 and $63,000 of Canadian investment tax credits earned as a result of government incentive programs which expire in 2008 and 2009 respectively and net operating loss carryforwards of $518,600 which expire in 2019.


     The Company paid income taxes of $264,000, $18,900 and $912 in 1997, 1998 and 1999, respectively.

                            MCK COMMUNICATIONS, INC.

7. PREFERRED STOCK

     On July 16, 1998, the Company raised $5,000,000 through the private placement of 28,505 shares of Series C Redeemable Preferred Stock and 1,672,354 shares of Series D Redeemable Convertible Preferred Stock. In connection with the private placement, the Company eliminated the redemption premium that would have been due under certain circumstances to the Series A preferred stockholders in exchange for issuing 1,652,400 shares of Series A preferred stock to the existing Series A preferred stockholders. This issuance of Series A preferred stock was accounted for as a preferred stock dividend and the liquidation value of the preferred stock ($1 per share) issued is reflected as a charge to retained earnings and a reduction of income available to common stockholders. The Company used $2,500,000 of the proceeds to repay a portion of the subordinated promissory notes and the balance of the private placement proceeds was retained for working capital purposes.

     Preferred stock consisted of:

                                                                  APRIL 30,
                                                          -------------------------
                                                             1998          1999       JULY 31, 1999
                                                          -----------   -----------   -------------
                                                                                       (UNAUDITED)
Redeemable preferred stock:
  Series A redeemable preferred stock, 13,333,333 and
     14,985,733 shares issued (liquidation value of
     $13,333,333 and $14,985,733, plus accrued dividends
     of $1,986,113, $3,373,199 and $3,743,396
     (unaudited)) at April 30, 1998, 1999 and July 31,
     1999, respectively.................................  $15,244,755   $18,284,241    $18,654,438
  Series C redeemable preferred stock, 28,505 shares
     issued (liquidation value of $2,850,000 plus
     accrued dividends of $256,356 and $337,708
     (unaudited)) at April 30, 1999 and July 31 1999,
     respectively.......................................           --     2,726,518      2,807,870
  Series E redeemable preferred stock of subsidiary, no
     par value, 20,000 shares issued and outstanding
     (liquidation value of $2,000,000 plus accrued
     dividends of $293,333, $490,280 and $540,495
     (unaudited)) at April 30, 1998, 1999 and July 31,
     1999, respectively.................................    2,293,333     2,490,280      2,540,495
                                                          -----------   -----------    -----------
          Total.........................................  $17,538,088   $23,501,039    $24,002,803
                                                          ===========   ===========    ===========
Redeemable convertible preferred stock:
  Series B redeemable convertible preferred stock,
     3,968,384 shares issued (liquidation value of
     $1,666,667 plus accrued dividends of $244,444,
     $408,567 and $450,413 (unaudited)) at April 30,
     1998, 1999 and July 31, 1999, respectively.........  $ 1,911,111   $ 2,075,234    $ 2,117,080
  Series D redeemable convertible preferred stock,
     1,672,354 shares issued (liquidation value of
     $2,500,000 plus accrued dividends of $158,356 and
     $211,960 (unaudited)) at April 30, 1999 and July
     31, 1999, respectively.............................           --     2,628,517      2,682,121
                                                          -----------   -----------    -----------
          Total.........................................  $ 1,911,111   $ 4,703,751    $ 4,799,201
                                                          ===========   ===========    ===========

     Each share of preferred stock accrues daily dividends on a cumulative basis at a rate of 8% per annum on their respective liquidation values. Total accrued and unpaid dividends at April 30, 1998 and 1999 were $2,523,890 and $4,686,758, respectively. The Series A, C and D preferred stock were recorded net of $74,691, $29,838 and $29,839 of issuance costs, respectively. The Series E preferred stock represents redeemable preferred stock in the Company's Canadian subsidiary. All of the Series E preferred stock is owned by Manz Developments, Inc. (MDI), the beneficial owners of which also own 3,108,373 shares of common stock of the Company.

                            MCK COMMUNICATIONS, INC.

     Each share of Series A, C and E preferred stock, together with any accrued and unpaid dividends, are to be redeemed by the Company in three equal installments in June 2001, June 2002 and June 2003. Series A, C and E preferred stock automatically redeem in the event of a change in ownership, and may also be redeemed at the option of the holder after a qualified initial public offering, as defined.

     Each share of Series B preferred stock is convertible into shares of the Company's common stock, at the option of the holder, at a conversion price of approximately $0.27 per share. The Series B preferred stock automatically converts into common stock upon the earlier of a qualified initial public offering, as defined, or upon request of 66.7% of Series B preferred stockholders. Upon conversion, all accrued and unpaid dividends will be paid in either cash or additional shares of common stock at fair market value, at the option of the Company.

     Each share of Series D preferred stock is convertible into shares of the Company's common stock, at the option of the holder, at a conversion price of approximately $0.98 per share. The Series D preferred stock automatically converts into common stock upon the earlier of a qualified initial public offering, as defined, or upon request of 66.7% of Series D preferred stockholders. Upon conversion, all accrued and unpaid dividends will be paid in either cash or additional shares of common stock at fair market value, at the option of the Company.

     At any time after June 27, 2003, the Company is required, at the request of a majority of Series B and D preferred stockholders, to redeem all Series B and D preferred stock at a price equal to its liquidation value plus all accumulated and unpaid dividends. The Series B and D preferred stock may also become redeemable upon a change in ownership unless the holders elect to convert their shares to common stock.

     As long as any Series B or D preferred stock are outstanding, the holders of Series B are entitled to elect three directors and the holders of Series D are entitled to elect one director of the Company. Holders of Series B and Series D preferred stock are entitled to vote with the common stock on all matters submitted to stockholders.

     The Series A, C and E preferred stock is nonvoting. However, as long as any preferred stock is outstanding, the Company is restricted, without the consent of the preferred shareholders, from selling more than 20% of its consolidated assets (20% of the Company's Canadian subsidiary's assets for Series E preferred stock), merging (unless the preferred stock is redeemed in the transaction), issuing any instrument that would rank senior to the common stock, liquidating, or increasing the authorized number of preferred shares.

8. STOCK PLANS

     In June 1996, the Company adopted the 1996 Stock Option Plan (the Plan), which provides for the issuance of up to 1,959,081 shares of common stock of the Company as either incentive stock options or non-qualified stock options (see
Note 13). The Plan is administered by the Compensation Committee of the Board of Directors. Both incentive stock options and non-qualified stock options are generally granted at the fair market value, although as disclosed herein, certain options were granted below fair market value. Options granted under the Plan generally vest as to 25% of the underlying shares on the first anniversary of the date of grant and ratably over the remaining thirty-six months and expire five and ten years from date of grant for incentive stock options and non-qualified stock options, respectively. At April 30, 1999, 92,834 shares were available for future grant. At April 30, 1997, 1998 and 1999, there were 242,576, 327,971 and 146,628 options exercisable under the plan, at a weighted average exercise price of $.0007, $.052 and $.046 per share, respectively.

                            MCK COMMUNICATIONS, INC.

     The following table summarizes option activity over the life of this plan:

                                                                OPTIONS      WEIGHTED AVERAGE
                                                              OUTSTANDING     EXERCISE PRICE
                                                              -----------    ----------------
  Granted...................................................     837,934          $.04
  Exercised.................................................    (214,928)          .0007
  Canceled..................................................     (61,231)          .10
                                                               ---------          ------
Outstanding at April 30, 1997...............................     561,775           .06
  Granted...................................................     143,973           .10
  Exercised.................................................    (117,091)          .03
  Canceled..................................................    (118,085)          .10
                                                               ---------          ------
Outstanding at April 30, 1998...............................     470,571           .07
  Granted...................................................     762,768           .12
  Exercised.................................................    (241,286)          .07
  Canceled..................................................     (20,411)          .10
                                                               ---------          ------
Outstanding at April 30, 1999...............................     971,642           .11
                                                               ---------          ------
  Granted (unaudited).......................................     393,210          1.35
  Exercised (unaudited).....................................          --         --
  Canceled (unaudited)......................................     (28,764)          .10
                                                               ---------          ------
Outstanding at July 31, 1999 (unaudited)....................   1,336,088          $.46
                                                               =========          ======

     The following table presents certain information about options outstanding as of April 30, 1999:

                                       WEIGHTED
                                       AVERAGE
                                      REMAINING      NUMBER OF
                     NUMBER OF       CONTRACTUAL      OPTIONS
EXERCISE PRICE        OPTIONS        LIFE (YRS.)    EXERCISABLE
--------------       ---------       -----------    -----------
   $0.0007              83,299           2.16          83,299
   $ 0.098             691,738           3.99         105.721
   $ 0.196             243,576           4.71          21,165
   $ 1.634             317,475           5.11          17,595
                     ---------                        -------
                     1,336,088                        227,780
                     ---------                        -------


     The Company's stock plans are accounted for under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (APB No. 25). Under APB No. 25, no compensation expense is recorded when the exercise price of options granted equals the market price of the underlying stock on the date of grant. The Company recorded deferred compensation charges of $1,211,652 and $7,494,575 related to stock options granted below market exercise prices during the fiscal year ended April 30, 1999 and July 31, 1999, respectively. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), requires the Company to disclose, on a pro forma basis, the effect on net income (loss) as if the Company had recorded compensation expense for its stock-based compensation plans based on the fair value of the awards. On a pro forma basis, net loss for 1999, 1998 and 1997 would have been approximately $833,000, $1,114,000, and
$232,000, respectively and net loss per share would have not differed materially from reported net loss per share.


     However, the pro forma effect in 1997, 1998 and 1999 of expensing the estimated fair value of stock options is not necessarily representative of the effects on reported net income for future years due to such factors as the vesting period of the stock options and the potential for issuance of additional stock options and stock purchase shares in future years.

     The fair market value for these options was estimated at the date of grant using the minimum value method and the following weighted-average assumptions for options granted in 1997, 1998 and 1999: risk-

                            MCK COMMUNICATIONS, INC.

free interest rate of 5.0%, 4.5% and 5.0%; a weighted-average expected life of the option of five years; and no dividends. The weighted-average fair value of stock options granted in 1997, 1998 and 1999 was $0.02, $0.02 and $.45. The weighted average remaining contractual life for those stock options outstanding at April 30, 1999 was 3.94 years. The options outstanding at April 30, 1999 have exercise prices ranging from $0.0007 to $0.196 per share.



     The Company issued 114,750 shares of restricted common stock having a fair value of $0.98 per share in June 1998 and 1,538,178 shares of restricted common stock having a fair value of $0.098 per share in January 1998 to certain executives and a member of the Board of Directors in exchange for promissory notes of $0.098 per share. The promissory notes are non-interest bearing to employees insofar as the Company is required to reimburse the employees for any interest on the promissory notes that is payable to the Company. The face value of the promissory notes approximate their fair market value. Upon termination for any reason other than for cause or in the event of the merger, consolidation or sale of substantially all of the Company's assets or voting securities, the Company must repurchase all the non-vested restricted stock of the executives at the original issue price. If an executive is terminated for cause, the Company must repurchase such executive's vested and non-vested restricted stock. The Company has a right of first refusal prior to any transfer of restricted stock. The restricted stock generally vests over four years and the promissory notes have a five-year maturity. The outstanding balance of the promissory notes at April 30, 1998 and 1999 is $150,802 and $158,677, respectively.


     At April 30, 1999, the Company had reserved 9,694,912 shares of common stock for issuance under the 1996 Stock Option Plan and upon conversion of the Series B and D preferred stock.

9. EMPLOYEE SAVINGS PLANS

     The Company maintains a retirement savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all U.S. employees and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company also maintains a Registered Retirement Savings Plan for its Canadian employees which allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company made no contributions to either plan during 1997, 1998 or 1999.

10. COMMITMENTS AND CONTINGENCIES

     The Company leases office space in the United States and Canada under non-cancelable operating leases. The Company's Canadian facility is leased from Manz Developments, Inc., a related party. Rent expense under this arrangement was approximately $96,000 in 1997 and 1998 and $99,000 in 1999. Total rent expense under all operating leases for 1997, 1998 and 1999 was approximately $96,000, $264,000 and $333,000, respectively. At April 30, 1999, future minimum lease commitments were approximately $333,000 in 2000, $273,000 in 2001, $207,000 in 2002 and $69,000 in 2003.

                            MCK COMMUNICATIONS, INC.

11. EARNINGS PER SHARE AND PRO FORMA EARNINGS PER SHARE

     The calculations of earnings per share are as follows:


                                                                                                                    PRO FORMA
                                                                                                                      THREE
                                                                                                     PRO FORMA       MONTHS
                                                                            THREE MONTHS ENDED       YEAR ENDED       ENDED
                                        YEARS ENDED APRIL 30,                    JULY 31,            APRIL 30,      JULY 31,
                               ---------------------------------------   -------------------------   ----------    -----------
                                  1997          1998          1999          1998          1999          1999          1999
                               -----------   -----------   -----------   -----------   -----------   ----------    -----------
                                                                                (UNAUDITED)
Numerator:
  Net loss...................  $  (230,650)  $(1,113,183)  $  (784,029)  $  (192,420)  $(1,231,627)  $(784,029)    $(1,231,771)
  Dividends on preferred
    stock....................    1,010,557     1,220,000     1,965,921       393,234       551,134   1,643,492(1)      455,779(1)
                               -----------   -----------   -----------   -----------   -----------   ----------    -----------
  Numerator for basic and
    diluted earnings per
    share-income available to
    common stockholders......  $(1,241,207)  $(2,333,183)  $(2,749,950)  $  (585,654)  $(1,782,761)  (2,427,521)    (1,687,550)
                               ===========   ===========   ===========   ===========   ===========   ==========    ===========
Denominator:
  Denominator for basic and
    diluted earnings per
    share -- weighted-average
    shares...................    3,188,152     3,476,282     3,881,526     3,657,058     4,304,187   8,132,866(2)    8,674,492(2)
                               ===========   ===========   ===========   ===========   ===========   ==========    ===========
Basic and diluted earnings
  (loss) per share...........  $     (0.39)  $     (0.67)  $     (0.71)  $     (0.16)  $     (0.41)  $   (0.30)    $     (0.19)
                               ===========   ===========   ===========   ===========   ===========   ==========    ===========


(1) Excludes dividends on redeemable convertible preferred stock.

(2) Includes common shares issued upon conversion of redeemable convertible preferred stock.

     The following potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been anti-dilutive (in thousands):

                                                                              THREE MONTHS ENDED
                                                    YEAR ENDED APRIL 30,           JULY 31,
                                                  ------------------------    ------------------
                                                  1997     1998      1999      1998       1999
                                                  -----    -----    ------    -------    -------
                                                                                 (UNAUDITED)
Shares issuable under stock options.............    562      471       972       609      1,336
                                                  =====    =====    ======    ======     ======
Shares of nonvested restricted stock............     --    1,429     1,119     1,265      1,265
                                                  =====    =====    ======    ======     ======
Shares potentially issuable upon conversion of
  Series B and D preferred stock................  7,205    8,565    14,413    11,621     12,008
                                                  =====    =====    ======    ======     ======

12. VALUATION AND QUALIFYING ACCOUNTS

     ACCOUNTS RECEIVABLE RESERVES AND ALLOWANCES:

                                                              ADDITIONS
                                               BALANCE AT     CHARGED TO     DEDUCTIONS
                                              BEGINNING OF      INCOME      (PRINCIPALLY    BALANCE AT
PERIOD                                            YEAR        STATEMENT     WRITE-OFFS)     END OF YEAR
------                                        ------------    ----------    ------------    -----------
Year ended April 30, 1997...................    $ 48,709       $ 12,500      $ (14,031)      $ 47,178
Year ended April 30, 1998...................    $ 47,178       $165,252      $ (62,430)      $150,000
Year ended April 30, 1999...................    $150,000       $112,418      $ (82,858)      $179,560

                            MCK COMMUNICATIONS, INC.

13. CORPORATE RESTRUCTURING

     In June 1996, the Company completed a recapitalization. The recapitalization consisted of the following major transactions:

     1) Issued 3,968,384 shares of Series B redeemable convertible preferred stock in the Company valued at $1,666,667 and 20,000 shares of Series E redeemable preferred stock in its Canadian subsidiary valued at $2,000,000 to MDI, the then sole shareholder of the Company.

     2) Sold 13,333,333 shares of Series A redeemable preferred stock to an outside investor for $13,333,333.

     3) Arranged for the outside investor to purchase from MDI the 3,968,384 shares of Series B redeemable convertible preferred stock for $1,666,667.

     4) Obtained $5,000,000 of 12.5% subordinated promissory notes from the outside investor.

     5) Paid the following to MDI: $14,119,603 of dividends, $500,000 for redemption of preferred stock and $1,166,667 for repayment of an outstanding promissory note.

     6) Incurred a transaction charge of $493,284, consisting of $448,730 of employee stock options redeemed for cash and other charges of $44,554.

     Subsequent to the series of transactions described above, the outside investor, through ownership of 3,968,384 shares of Series B redeemable convertible preferred stock, owned 66.1% of the Company, and MDI, through ownership of 3,108,373 shares of common stock, owned 33.9% of the Company.

14. SUBSEQUENT EVENTS

     The Company is contemplating completing a 1.53 to 1 stock split prior to the effective date of its initial public offering. Share numbers for all periods presented have been adjusted to give effect to this stock split.

     On June 1, 1999, the Company increased its option pool for the 1996 Stock Option Plan (the Plan), by 306,000 shares. Subsequent to the increase, the Company granted approximately 377,910 options to key employees.

     On July 1, 1999, the Company entered into a financing agreement with a bank to provide a $500,000 equipment line of credit. Under the terms of the agreement, the Company can draw up to $500,000 through September 1999 to purchase capital equipment. Drawings under the line are treated as a term loan which is payable in 36 equal monthly installments of principal and interest. The equipment line carries a rate of interest equal to the bank's base rate plus 50 basis points (8.5% at July 30, 1999). The Company has drawn approximately $230,000 on the line in July.

     On July 6, 1999, we granted 15,300 nonqualified stock options to one of our Directors, Paul Severino, with an exercise price of $1.63 per share, and on August 24, 1999, we issued 30,600 shares of common stock for an aggregate purchase price of $250,000. These stock options and shares of common stock were fully vested on the date of grant.

     On July 12, 1999, the Company issued 374,850 shares of restricted common stock to certain executives in exchange for promissory notes equal to $612,500 in the aggregate. The fair market value of the restricted common stock issued was $11.25 per share.

     On September 21, 1999, we issued 22,950 shares of common stock to one of our executive officers, Alfred F. Brisard, for an aggregate purchase price of $75,000, and we granted 130,050 incentive stock options to Mr. Brisard with an exercise price of $8.17 per share. The stock options vest as to 1/4 of the shares on the first anniversary of the grant date and 1/16th of the shares quarterly thereafter.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     UNTIL                , 1999, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                           [MCK COMMUNICATIONS LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses payable by us in connection with the offering (excluding underwriting discounts and commissions):


NATURE OF EXPENSE                                               AMOUNT
-----------------                                             ----------
SEC Registration Fee........................................  $   17,392
NASD Filing Fee.............................................       6,756
Nasdaq National Market Listing Fee..........................      90,000
Accounting Fees and Expenses................................     250,000
Legal Fees and Expenses.....................................     400,000
Printing Expenses...........................................     100,000
Blue Sky Qualification Fees and Expenses....................      15,000
Transfer Agent's Fee........................................      10,000
Miscellaneous...............................................     210,852
                                                              ----------
Total.......................................................  $1,100,000


---------------


     The amounts set forth above, except for the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and Nasdaq National Market fees, are in each case estimated.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In accordance with Section 145 of the Delaware General Corporation Law,
Article VII of our amended and restated certificate of incorporation provides that no director of MCK Communications be personally liable to MCK Communications, its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to MCK Communications or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, the first amended and restated certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Article V of our amended and restated by-laws provides for indemnification by MCK Communications of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the registrant if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of MCK Communications, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

     Under Section 7 of the underwriting agreement to be filed as Exhibit 1.1 hereto, the underwriters have agreed to indemnify, under certain conditions, MCK Communications, its directors, certain officers and persons who control MCK Communications within the meaning of the Securities Act against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth in chronological order below is information regarding the number of shares of capital stock issued by the Registrant during the past three years. Further included is the consideration, if any, received by the Registrant for such shares, and information relating to the section of the Securities Act or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

     1. An aggregate of 1,652,400 shares of Series A preferred stock (which are subject to redemption, and will be redeemed, upon the completion of this initial public offering) were issued in a private placement in July 1998 to investment funds associated with Summit Partners. The consideration received for such shares was $1,652,400.

     2. An aggregate of 28,505 shares of Series C preferred stock (which are subject to redemption, and will be redeemed, upon the completion of this initial public offering) was issued in a private placement in July 1998 to investment funds associated with Lazard Freres, and certain other purchasers, pursuant to a Stock Purchase Agreement. The consideration received for such shares was $2,500,000.

     3. An aggregate of 1,672,354 shares of Series D preferred stock (which are convertible into 2,558,702 shares of common stock) was issued in a private placement in July 1998 to investment funds associated with Lazard Freres, and certain other purchasers, pursuant to a Stock Purchase Agreement. The consideration received for such shares was $2,500,000.

     4. From January 1998 to September 1999, an aggregate of 2,081,328 shares of common stock was sold to certain directors and key executives of MCK Communications pursuant to Stock Restriction Agreements and a Stock Purchase Agreement for prices ranging from $.098 to $8.17 per share. The aggregate consideration received for such shares was $1,099,551.75.

     5. From June 1996 to September 1999, MCK Communications granted stock options to purchase an aggregate of 2,137,913 shares of common stock to directors, employees and consultants with exercise prices ranging from $.001 to $2.50 per share pursuant to MCK Communications 1996 Stock Option Plan. As of September 30, 1999, 630,446 shares of common stock have been issued upon exercise of options.

     6. Prior to August 1996, we sold several series of preferred stock to investment funds associated with Summit Partners and certain entities associated with Wilson, Sonsini, Goodrich and Rosati, P.C. For additional information regarding the sale of preferred stock to the Summit Partners Group, see "Certain Transactions with Related Parties."

     No underwriters were used in connection with these sales and issuances. The sales and issuances of these securities were exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder on the basis that these securities were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to compensation, as provided by Rule 701, or pursuant to Section 4(2) of the Securities Act on the basis that the transactions did not involve a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


   **1.1  Form of Underwriting Agreement.
   **2.1  Stock and Note Purchase Agreement, dated as of June 27,
          1996, by and among MCK Communications, Inc., MCK
          Telecommunications, Inc., Cal Manz, Manz Developments, Inc.
          and the Investors named therein (excluding schedules, which the Registrant agrees to furnish supplementally to the Commission upon request).
   **2.2 Stock Purchase Agreement, dated as of July 16, 1998, by and among MCK Communications, Inc. and the Purchasers named therein (excluding schedules, which the Registrant agrees to furnish supplementally to the Commission upon request).
   **3.1  Certificate of Incorporation of the Registrant.
   **3.2  Form of First Amended and Restated Certificate of
          Incorporation of the Registrant (to be filed prior to the effectiveness of the offering).

   **3.3  Form of Second Amended and Restated Certificate of
          Incorporation of the Registrant (to be filed following the consummation of this offering).
   **3.4  By-laws of the Registrant.
   **3.5  Form of First Amended and Restated By-laws of the Registrant
          (to be effective upon consummation of the offering).
   **4.1 Specimen certificate for shares of common stock, $.001 par value, of the Registrant.
    *5.1 Opinion of McDermott, Will & Emery as to the validity of the securities being offered.
  **10.1  Amended and Restated Stockholders' Agreement, dated July 16,
          1998, between the Registrant and the Stockholders named therein.
  **10.2  Amended and Restated Registration Rights Agreement, dated
          July 16, 1998, between the Registrant and the Stockholders named therein.
  **10.3  Amended and Restated 1996 Stock Option Plan of the
          Registrant.
  **10.4  1999 Stock Option and Grant Plan of the Registrant.
  **10.5  Class A Subordinated Promissory Note issued by MCK
          Communications, Inc. to WS Investment Company 96A in the amount of $8,750 dated June 27, 1996.
  **10.6  Class A Subordinated Promissory Note issued by MCK
          Communications, Inc. to Trustee, WSGR Retirement Plan FBO
          Jeffery D. Saper in the amount of $16,250 dated June 27,
          1996.
  **10.7  Class A Subordinated Promissory Note issued by MCK
          Communications, Inc. to Summit Subordinated Debt Fund, L.P.
          in the amount of $4,875,500 dated June 27, 1996.
  **10.8  Class A Subordinated Promissory Note issued by MCK
          Communications, Inc. to Summit Investors III in the amount of $99,500 dated June 27, 1996.
  **10.9 Form of Stock Restriction Agreement for sale of restricted stock to executive officers.
 **10.10 Form of Promissory Note for purchase of restricted stock by executive officers.
 **10.11  Form of Pledge Agreement.
 **10.12  Form of Bonus Agreement.
 **10.13  Lease Agreement between Manz Developments, Inc. and MCK
          Telecommunications, Inc. dated January 1, 1996.
 **10.14  Office Lease between MCK Communications, Inc. and 313
          Washington Street, LLC dated June 2, 1997, as amended April
          22, 1998 and June 30, 1998.
+**10.15  Agreement between MCK Communications, Inc. and Lucent
          Technologies, Inc. effective as of April 30, 1999.
+**10.16  Master Support Agreement between MCK Communications, Inc.
          and Vital Networks, Inc. dated June 28, 1999.
 **10.17  Amended and Restated Loan and Security Agreement between MCK
          Communications, Inc. and BankBoston, N.A. dated July 1,
          1999.
  **16.1  Letter regarding change in certifying accountants
   *23.1 Consent of McDermott, Will & Emery (included in Exhibit 5.1 hereto).
    23.2  Consent of Ernst & Young LLP.
    23.3  Consent of PricewaterhouseCoopers LLP
  **24.1  Powers of Attorney (included on page II-5).
  **27.1  Financial Data Schedule.


---------------
 * To be filed by amendment to this Registration Statement.
** Previously filed.
 + Confidential treatment requested as to portions of this exhibit.

     (b) Consolidated Financial Statement Schedules

     All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes to those statements.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, Commonwealth of Massachusetts, on September 30, 1999.


                                          MCK COMMUNICATIONS, INC.

                                          By:     /s/ STEVEN J. BENSON
                                            ------------------------------------
                                                      Steven J. Benson
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                    TITLE                       DATE
                     ---------                                    -----                       ----
               /s/ STEVEN J. BENSON                  President, Chief Executive        September 30, 1999
---------------------------------------------------    Officer and Director
                 Steven J. Benson                      (Principal Executive Officer)

                         *                           Chief Financial Officer           September 30, 1999
---------------------------------------------------    (Principal Financial Officer
                   Paul K. Zurlo                       and Principal Accounting
                                                       Officer)

                         *                           Director                          September 30, 1999
---------------------------------------------------
                  Calvin K. Manz

                         *                           Director                          September 30, 1999
---------------------------------------------------
                  John B. Landry

                         *                           Director                          September 30, 1999
---------------------------------------------------
                  Gregory M. Avis

                         *                           Director                          September 30, 1999
---------------------------------------------------
                Michael H. Balmuth

                         *                           Director                          September 30, 1999
---------------------------------------------------
                   Paul Severino

            * By: /s/ STEVEN J. BENSON
   --------------------------------------------
                 Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                        EXHIBIT DESCRIPTION
--------                       -------------------
   **1.1   Form of Underwriting Agreement.
   **2.1   Stock and Note Purchase Agreement, dated as of June 27,
           1996, by and among MCK Communications, Inc., MCK
           Telecommunications, Inc., Cal Manz, Manz Developments, Inc.
           and the Investors named therein (excluding schedules, which the Registrant agrees to furnish supplementally to the
           Commission upon request).
   **2.2   Stock Purchase Agreement, dated as of July 16, 1998, by and among MCK Communications, Inc. and the Purchasers named
           therein (excluding schedules, which the Registrant agrees to furnish supplementally to the Commission upon request).
   **3.1   Certificate of Incorporation of the Registrant.
   **3.2   Form of First Amended and Restated Certificate of
           Incorporation of the Registrant (to be filed prior to
           effectiveness of the offering).
   **3.3   Form of Second Amended and Restated Certificate of
           Incorporation of the Registrant (to be filed following the consummation of this offering).
   **3.4   By-laws of the Registrant.
   **3.5   Form of First Amended and Restated By-laws of the Registrant
           (to be effective upon consummation of the offering).
   **4.1   Specimen certificate for shares of common stock, $.001 par value, of the Registrant.
    *5.1   Opinion of McDermott, Will & Emery as to the validity of the securities being offered.
  **10.1   Amended and Restated Stockholders' Agreement, dated July 16,
           1998, between the Registrant and the Stockholders named
           therein.
  **10.2   Amended and Restated Registration Rights Agreement, dated
           July 16, 1998, between the Registrant and the Stockholders named therein.
  **10.3   Amended and Restated 1996 Stock Option Plan of the
           Registrant.
  **10.4   1999 Stock Option and Grant Plan of the Registrant.
  **10.5   Class A Subordinated Promissory Note issued by MCK
           Communications, Inc. to WS Investment Company 96A in the
           amount of $8,750 dated June 27, 1996.
  **10.6   Class A Subordinated Promissory Note issued by MCK
           Communications, Inc. to Trustee, WSGR Retirement Plan FBO
           Jeffery D. Saper in the amount of $16,250 dated June 27,
           1996.
  **10.7   Class A Subordinated Promissory Note issued by MCK
           Communications, Inc. to Summit Subordinated Debt Fund, L.P.
           in the amount of $4,875,500 dated June 27, 1996.
  **10.8   Class A Subordinated Promissory Note issued by MCK
           Communications, Inc. to Summit Investors III in the amount of $99,500 dated June 27, 1996.
  **10.9   Form of Stock Restriction Agreement for sale of restricted stock to executive officers.
 **10.10   Form of Promissory Note for purchase of restricted stock by executive officers.
 **10.11   Form of Pledge Agreement.
 **10.12   Form of Bonus Agreement.
 **10.13   Lease Agreement between Manz Developments, Inc. and MCK
           Telecommunications, Inc. dated January 1, 1996.
 **10.14   Office Lease between MCK Communications, Inc. and 313
           Washington Street, LLC dated June 2, 1997, as amended April
           22, 1998 and June 30, 1998.
+**10.15   Agreement between MCK Communications, Inc. and Lucent
           Technologies, Inc. effective as of April 30, 1999.
+**10.16   Master Support Agreement between MCK Communications, Inc.
           and Vital Networks, Inc. dated June 28, 1999.

EXHIBIT
 NUMBER                        EXHIBIT DESCRIPTION
--------                       -------------------
 **10.17   Amended and Restated Loan and Security Agreement between MCK
           Communications, Inc. and BankBoston, N.A. dated July 1,
           1999.
  **16.1   Letter regarding change in certifying accountants
   *23.1   Consent of McDermott, Will & Emery (included in Exhibit 5.1 hereto).
    23.2   Consent of Ernst & Young LLP.
    23.3   Consent of PricewaterhouseCoopers LLP
  **24.1   Powers of Attorney (included on page II-5).
  **27.1   Financial Data Schedule.


---------------
 * To be filed by amendment to this Registration Statement.
** Previously filed.
 + Confidential treatment requested as to portions of this exhibit.